Exhibit 99.151

TORQUE ESPORTS CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

AND MANAGEMENT INFORMATION CIRCULAR

Office of Fogler, Rubinoff LLP

77 King Street West, Suite 3000

Toronto, Ontario, Canada, M5K 1G8

July 15, 2020

10 a.m. EST

Management Information Circular dated June 15, 2020

TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	1

GENERAL PROXY INFORMATION	2

Solicitation of Proxies	2

Appointment of Proxyholders	2

Voting by Proxyholder	2

Registered Shareholders	3

Non-Registered Shareholders	3

Revocation of Proxies	4

RECORD DATE AND QUORUM	5

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	5

DOCUMENTS INCORPORATED BY REFERENCE	5

CURRENCY	5

STATEMENT OF CORPORATE GOVERNANCE	6

Corporate Governance	6

Board of Directors	6

Audit Committee Disclosure	7

STATEMENT OF EXECUTIVE COMPENSATION	10

Compensation Discussion and Analysis	10

Summary Compensation Table for Named Executive Officers	11

Named Executive Officer Outstanding Option-Based and Share-Based Awards	12

Incentive Award Plans	13

Employment, Consulting and Management Contracts	14

Compensation of Directors	14

Individual Director Compensation	14

Director Outstanding Option-Based Awards and Share-Based Awards	15

Director Incentive Award Plans	16

Securities Authorized For Issuance Under Equity Compensation Plans	17

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	17

DIRECTORS’ AND OFFICERS’ INSURANCE	18

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	18

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	18

PARTICULARS OF MATTERS TO BE ACTED UPON	18

Audited Financial Statements	18

Election of Directors	18

Appointment of Auditor	24

Re-Approval of the Omnibus Incentive Plan	24

Approval of Share Consolidation	30

Approval of Name Change	33

Approval of the Continuation of the Company from Ontario to British Columbia	34

INDICATION OF OFFICER AND DIRECTORS	44

ADDITIONAL INFORMATION	44

OTHER MATTERS	44

SCHEDULE “A” AUDIT COMMITTEE CHARTER	A-1

SCHEDULE “B” OMNIBUS INCENTIVE PLAN	B-1

SCHEDULE “C” PROPOSED ARTICLES	C-1

SCHEDULE “D” PROPOSED NOTICE OF ARTICLES	D-1

SCHEDULE “E” DISSENT RIGHTS – SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)	E-1

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TORQUE ESPORTS CORP.

(the “Company”)

77 King St. W., Suite 3000
Toronto, Ontario, M5K 1G8

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual and special meeting (the “Meeting”) of shareholders of the Company will be held at the offices of Fogler, Rubinoff LLP, 77 King St. W., Suite 3000, Toronto, Ontario, M5K 1G8, on July 15, 2020 at 10 a.m. (Toronto time), for the following purposes:

1.	to receive the audited consolidated financial statements for the Company as at and for the financial year ended August 31, 2019 and the auditor’s report thereon;

2.	to elect directors of the Company for the ensuing year;

3.	to appoint UHY McGovern Hurley LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

4.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to re-approve the Company’s omnibus incentive plan, a copy of which is set out in Schedule “B” to the Circular, all as more fully described in the section of the Circular entitled “Particulars of Matters to be Acted Upon – Re-Approval of the Omnibus Incentive Plan”;

5.	to consider and, if deemed advisable, to pass, with or without variation, a special resolution approving a consolidation of the Company’s issued and outstanding common shares at such consolidation ratio to be determined by the directors of the Company, all as more fully described in the section of the Circular entitled “Particulars of Matters to be Acted Upon – Approval of Share Consolidation”;

6.	to consider and, if deemed advisable, to pass, with or without variation, a special resolution authorizing a change of name of the Company to “Engine Media Holdings, Inc.” or such other name as the board of directors of the Company may choose, acting in the best interests of the Company, all as more fully described in the section of the Circular entitled “Particulars of Matters to be Acted Upon – Approval of Name Change”;

7.	to consider and, if deemed appropriate, to pass, with or without variation, a special resolution approving the continuance of the Company from Ontario to British Columbia, all as more fully described in the section of the Circular entitled “Particulars of Matters to be Acted Upon – Approval of the Continuation of the Company from Ontario to British Columbia”; and

8.	to consider any permitted amendment to, or variation of, any matter identified in this Notice of Annual and Special Meeting (the “Notice”) and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not currently aware of any other matters that could come before the Meeting.

Accompanying this Notice is: (1) the Circular; and (2) a form of proxy. The Circular provides further information respecting proxies and the matters to be considered at the Meeting and is deemed to form part of this Notice.

Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure that their common shares will be voted at the Meeting, must complete, date and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of proxy and in the Circular.

Non-Registered Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Circular to ensure that their common shares will be voted at the Meeting. If you hold your common shares in a brokerage account, you are a Non-Registered Shareholder.

DATED June 15, 2020.

BY ORDER OF THE BOARD

/s/ “Tom Rogers”

Tom Rogers Executive Chairman

IMPORTANT NOTE: The Company is monitoring the COVID-19 situation and is sensitive to the health concerns that our shareholders, employees and other potential meeting attendees may have, as well as the restrictions and recommendations that have been and may be imposed by federal, provincial and local governments, including those relating to social distancing and the maximum size of public gatherings. In light of the current restrictions, it is expected that our directors and our officers will not attend the meeting in person.

We strongly encourage all shareholders not to attend the meeting in person. The Company reserves the right to take any precautionary measures it deems appropriate in relation to the physical meeting and access to its premises. Shareholders should be aware that it is entirely possible the Company will be unable to permit them to attend the physical meeting.

We recommend that shareholders submit a form of proxy or voting instruction form in advance of the meeting in a timely fashion as described in the accompanying Circular. Due to the likelihood of restrictions in the number of attendees, we also recommend that shareholders not appoint a proxyholder to participate in and vote during the Meeting other than the management representatives named in the accompanying Circular.

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TORQUE ESPORTS CORP.
(the “Company”)

77 King St. W., Suite 3000
Toronto, Ontario, M5K 1G8
Telephone: 647-346-1888

MANAGEMENT INFORMATION CIRCULAR
as at June 15, 2020

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management (“Management”) of the Company for use at the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) to be held on July 15, 2020 at the time and place and for the purposes set forth in the accompanying notice of the Meeting (the “Notice”).

In this Circular, references to the “Company”, “we” and “our” refer to Torque Esports Corp. “Common Shares” means common shares without par value in the capital of the Company, and references to “Intermediaries” refer to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers and employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting or at any adjournment thereof. You may do so either by inserting the name of that other person in the blank space provided in the Proxy (and striking out the names now designated) or by completing and delivering another suitable form of proxy. For instructions regarding the delivery of instruments of proxy, see below under the heading “Registered Shareholders.”

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

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In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy FOR the approval of such matter. Management is not currently aware of any other matter that could come before the Meeting. However, if any amendment or variation to any matter identified in the accompanying Notice or any other matter, which are not now known to Management, should properly come before the meeting or any adjournment thereof, the Common Shares represented by properly executed proxies in favour of the person(s) designated by Management in the enclosed Proxy will be voted on any such matter pursuant to such discretionary authority.

Registered Shareholders

A registered shareholder (“Registered Shareholder”) may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by completing, dating and signing the enclosed Proxy and returning it to the Company’s transfer agent, Computershare Trust Company of Canada (the “Transfer Agent”) as follows: by phone (toll free) at 1-866-732-VOTE (8683); by internet at www.investorvote.com; or by mail or hand delivery to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. To be effective, the Proxy must be received by not less than forty-eight (48) hours, excluding Saturdays, Sundays and statutory holidays in the Province of Ontario, before the time set for the holding of the Meeting or any adjournment(s) thereof (the “Proxy Deadline”).

Non-Registered Shareholders

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. However, in many cases, Shareholders of the Company are non-registered Shareholders (“Non-Registered Shareholder”), because the Common Shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is a Non-Registered Shareholder in respect of Common Shares which are held on behalf of that person, but which are registered either: (a) in the name of an intermediary that the Non-Registered Shareholder deals with in respect of the Common Shares (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant. Non-Registered Shareholders do not appear on the list of Shareholders of the Company maintained by the Transfer Agent.

In accordance with the requirements as set out in National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company has distributed copies of the Notice, this Circular, the Proxy and the supplemental mailing list return card (collectively, the “Meeting Materials”) to the clearing agencies and intermediaries for onward distribution to Non-Registered Shareholders who have advised their intermediaries that they object to such intermediaries providing their ownership information to the Company (“Objecting Beneficial Owners”). The Company shall bear the cost of distributing the Meeting Materials to Objecting Beneficial Owners through intermediaries.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, any Non-Registered Shareholder who has not waived the right to receive Meeting Materials will either:

(a)	be given the Proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the intermediary has already signed the Proxy, it is not required to be signed by the Non-Registered Shareholder when submitting it. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the Non-Registered Shareholder must complete the Proxy and deposit it with the Company’s Transfer Agent, as provided above. If a Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the Non-Registered Shareholder must strike out the names of the persons named in the Proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided; or

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(b)	(more typically) be given a voting instruction form (“VIF”) which is not signed by the intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the intermediary or its service company, will constitute voting instructions which the intermediary must follow. Typically, the VIF will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the VIF will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the proxy to validly constitute a VIF, the Non-Registered Shareholder must remove the label from the instructions and affix it to the proxy, properly complete and sign the proxy and return it to the intermediary or its service company in accordance with the instructions of the intermediary or its service company. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the VIF must be completed, signed and returned in accordance with the directions on the form. If a Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the Non-Registered Shareholder must complete, sign and return the VIF in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Shareholder.

In either case, the purpose of this procedure is to permit Non-Registered Shareholders to direct the votes attached to the Common Shares which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Shareholder should strike out the names of the Management proxyholders named in the form and insert the Non-Registered Shareholder’s name in the blank space provided on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their intermediaries, including those regarding when and where the proxy or proxies authorization forms are to be delivered.

Only Registered Shareholders have the right to revoke proxies. Any Non-Registered Shareholder who wishes to change its vote must arrange for its intermediary to revoke its proxy on its behalf.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a)	executing a Proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Registered Shareholder is a Company, under its corporate seal by an officer or attorney duly authorized, and by delivering the Proxy bearing a later date to the Transfer Agent or at the address of the Company at 77 King St. W., Suite 3000, P.O. Box 95, Toronto, Ontario, M5K 1G8, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the Registered Shareholder’s Common Shares.

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A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

RECORD DATE AND QUORUM

In accordance with the provisions of the Business Corporations Act (Ontario) (“OBCA”), the board of directors of the Company (the “Board”) will prepare a list of all persons who are Registered Shareholders, together with the number of Common Shares registered in the name of each Registered Shareholder, as of the close of business on June 15, 2020 (the “Record Date”). Each Registered Shareholder whose name appears on the list on the Record Date is entitled to: (1) notice of the Meeting; and (2) one vote for each Common Share registered in such Registered Shareholder’s name as it appears on that list or, provided a completed and executed Proxy shall have been delivered to the Company, to attend the Meeting in person and vote thereat, or vote by proxy the Common Shares held by them.

A quorum will be present at the Meeting if two or more voting persons are present in person, each being a Shareholder entitled to vote at the Meeting or a duly appointed proxyholder or representative for a Shareholder so entitled, irrespective of the number of shares held by such persons.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of the date of this Circular, 113,001,339 Common Shares were issued and outstanding, with each Common Share carrying one vote in respect of each matter to be voted upon at a meeting of Shareholders.

As at the Record Date, to the knowledge of the Company, no person owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the securities commissions or similar regulatory authority of Ontario, British Columbia and Alberta are specifically incorporated by reference into, and form an integral part of, this Circular: August 31, 2019 year-end financial statements, report of the auditor and related MD&A. Copies of documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from the Secretary of the Company. These documents are also available through the internet on SEDAR, which can be accessed at www.sedar.com.

CURRENCY

In this Circular, unless otherwise indicated, all references to “CDN$” or “$” refer to Canadian dollars.

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STATEMENT OF CORPORATE GOVERNANCE

Corporate Governance

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of Management that are appointed by the Board and charged with the day-to-day management of the Company. The Canadian Securities Administrators have published National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) and National Instrument 52-110 – Audit Committees (“NI 52-110”). These set out a series of guidelines and requirements for effective corporate governance (collectively, the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. NI 58-101 requires reporting issuers to disclose on an annual basis their approach to corporate governance with reference to the Guidelines. Set out below is a description of the Company’s approach to corporate governance in relation to the Guidelines.

Board of Directors

The Board is currently composed of four (4) directors: Tom Rogers, Peter Liabotis, Bryan Reyhani and Steven Zenz.

NP 58-201 suggests that the Board of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors, within the meaning set out under NI 52-110, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. “Material relationship” is defined as a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Except for Tom Rogers, Executive Chairman of the Company, all of the current directors are considered “independent,” as they are free from a direct or indirect material relationship with the Company which could reasonably be expected to interfere with the exercise of their independent judgment as directors. The basis for this determination is that, since the commencement of the Company’s fiscal year ended August 31, 2019 and up to the date of this Circular, none of the current directors have worked for the Company, received remuneration from the Company (other than in their capacity as directors) or had material contracts with or material interests in the Company which could interfere with their ability to act in the Company’s best interests, except for Tom Rogers.

The Board believes that it functions independently of Management. To enhance its ability to act independently of Management, the members of the Board may meet without Management and the non-independent directors. In the event of a conflict of interest at a meeting of the Board, the conflicted director will, in accordance with corporate law and his or her fiduciary obligations as a director of the Company, disclose the nature and extent of his or her interest to the meeting and abstain from voting on the matter at issue. In addition, the members of the Board that are not members of Management are encouraged to obtain advice from external advisors and legal counsel as they may deem necessary in order to reach a conclusion with respect to issues brought before the Board.

Orientation and Continuing Education

Each new director is given an outline of the nature of the Company’s business, its corporate strategy and current issues within the Company. New directors are also required to meet with Management to discuss and better understand the Company’s business, and are given the opportunity to meet with counsel to the Company to discuss their legal obligations as directors of the Company.

In addition, Management takes steps to ensure that the directors and officers of the Company are continually updated as to the latest corporate and securities policies which may affect the directors, officers and committee members of the Company as a whole. The Company continually reviews the latest securities rules and policies. Any such changes or new requirements are then brought to the attention of the Company’s directors either by way of director or committee meetings or by direct communications from management of the directors.

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Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law, and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of Management and in the best interests of the Company. Further, the Company’s auditor has full and unrestricted access to the Audit Committee (as hereinafter defined) of the Company at all times to discuss the audit of the Company’s financial statements and any related findings as to the integrity of the financial reporting process.

Nomination of Directors

The Board does not have a nominating committee. The Board as a whole is responsible for recommending suitable candidates as Nominees for election or appointment as directors, and for recommending the criteria governing the overall composition of the Board and governing the desirable characteristics for directors. In making such recommendations, the Board considers: (i) the competencies and skills that the Board considers necessary for the Board as a whole to possess; (ii) the competencies and skills that the Board considers each Nominee to possess; (iii) the competencies and skills that each Nominee will bring to the Board; (iv) the contribution to the Board’s composition and diversity that the Nominee will bring, including the Nominee’s geographic location, gender, ethnicity and race; and (v) whether or not each Nominee can devote sufficient time and resources to his or her duties as a member of the Board. The Board believes that its process is objective in that a majority of its members are independent.

Compensation

The Board as a whole determines the compensation of directors and officers. In reviewing the adequacy and forms of compensation of directors, the Board seeks to ensure that the compensation reflects the responsibilities and risks involved in being a director of the Company. In reviewing the adequacy and forms of compensation of officers, the Board seeks to align the interests of officers with the best interests of the Company. A primary goal of the Board is to strengthen the relationship between compensation and enhancing shareholder value.

Assessments

The Company’s Board monitors the adequacy of information given to directors, communication between the Board and Management, and the strategic direction and processes of the Board and committees.

Audit Committee Disclosure

Pursuant to applicable laws, the policies of the TSX Venture Exchange (the “TSXV”) and NI 52-110, the Company is required to have an audit committee comprised of not less than three (3) directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company. NI 52-110 requires the Company, as a venture issuer, to disclose annually in its Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor.

The audit committee of the Company (the “Audit Committee”) is responsible for the Company’s financial reporting process and the quality of its financial reporting. In addition to its other duties, the Audit Committee reviews all financial statements, annual and interim, intended for circulation among Shareholders and reports upon these to the Board. In addition, the Board may refer to the Audit Committee other matters and questions relating to the financial position of the Company. In performing its duties, the Audit Committee maintains effective working relationships with the Board, Management and the external auditors and monitors the independence of those auditors.

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Audit Committee’s Charter

The Board is responsible for reviewing and approving the unaudited interim financial statements together with other financial information of the Company and for ensuring that Management fulfills its financial reporting responsibilities. The Audit Committee assists the Board in fulfilling this responsibility. The Audit Committee meets with Management to review the financial reporting process and the unaudited interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board for its consideration in approving the unaudited interim financial statements together with other financial information of the Company for issuance to the Shareholders.

The Audit Committee has the general responsibility to review and make recommendations to the Board on the approval of the Company’s annual and interim financial statements, the management discussion and analysis and the other financial information or disclosure of the Company. More particularly, it has the mandate to:

(a)	oversee all the aspects pertaining to the process of reporting and divulging financial information, the internal controls and the insurance coverage of the Company;

(b)	oversee the implementation of the Company’s rules and policies pertaining to financial information and internal controls and management of financial risks and to ensure that the certifications process of annual and interim financial statements is conformed with the applicable regulations; and

(c)	evaluate and supervise the risk control program and review all related party transactions.

The Audit Committee ensures that the external auditors are independent from Management. The Audit Committee reviews the work of external auditors, evaluates their performance and remuneration, and makes recommendations to the Board. The Audit Committee also authorizes non-related audit work. A copy of the Charter of the Audit Committee is annexed hereto as Schedule “A”.

Composition of the Audit Committee

The following are the members of the Audit Committee:

Name	Position	Independent (1)	Financial literacy (1)
Peter Liabotis	Director	Yes	Financially literate
Bryan Reyhani	Director	Yes	Financially literate
Steven Zenz(2)	Director	Yes	Financially literate

Notes:

(1)	Terms have their respective meanings ascribed in NI 52-110.

(2)	Mr. Zenz became a member of the Board and the Audit Committee on May 8, 2020, replacing Darren Cox. Mr. Cox has been the Co-CEO of the Company since May 8, 2020, and was previously CEO of the Company, and was therefore a non-independent member of the Audit Committee.

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Relevant Education and Experience

The following table describes the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member:

Peter Liabotis	Mr. Liabotis is a Canadian Chartered Professional Accountant and a veteran senior corporate finance executive. Mr. Liabotis was most recently the Chief Financial Officer of SOL Global Investments Corp., a public company that invests through various vehicles primarily in the cannabis space both in Canada and internationally. In addition, Mr. Liabotis has been the Chief Financial Officer of numerous public and private companies during his 25 year career. Mr. Liabotis has acquired strong knowledge in public markets in terms of financial reporting, mergers and acquisition activity and capital structuring and raising.

Bryan Reyhani

Mr. Reyhani is currently Managing Member of Woodgates Group, a consulting company which he formed in 2020. Prior to starting Woodgates Group, Mr. Reyhani was Managing Director of the Eastmore Group where he was responsible for various legal and business strategy in both the public and private markets. He began his professional career in the Office of General Counsel at Merrill Lynch (1999-2003). From there, he joined the financial services and regulatory practice group at Loeb & Loeb LLP, where he spent approximately nine years and made partner (2003-2012). In 2012, he co-founded his own law practice, Reyhani Nemirovsky LLP, where he and the firm handled a wide variety of regulatory matters, litigations and corporate disputes, and developed a specialty practice related to blockchain technology and cryptocurrencies.

In 2014, Mr. Reyhani co-founded SolidX Partners, a venture capital-backed startup in the developing digital asset capital markets arena. In February 2016, Mr. Reyhani was appointed the Chairman of the board of directors of NASDAQ listed FXCM (n/k/a GLBR; OTC), is currently on the Board of GLBR, and has handled various investor, regulatory, financing and corporate governance matters generally related to a publicly traded company. Mr. Reyhani graduated from Syracuse University, BA, Political Science, cum laude, and received his JD from Brooklyn Law School.

Steven Zenz	Mr. Zenz served on the board of directors of Frankly, Inc. from October 3, 2016 until it was acquired by the Company on May 8, 2020. Mr. Zenz has served as a consultant since January 2011, advising companies on matters including merger and acquisition transactions and Securities and Exchange Commission offerings and filings. From 1976 until 2010, he was with KPMG LLP (“KPMG”), where he was a partner for 22 years. At KPMG, he served in various leadership capacities, including partner in charge of the audit group and partner in charge of the firm’s SEC and technical accounting practices for KPMG’s Minneapolis office. He also served as the lead audit partner for publicly held companies. Mr. Zenz serves on the board of trustees and audit committee of the William Blair Mutual Funds, which have approximately 20 SEC registered mutual funds and over $10 billion of assets under management. Mr. Zenz was a member of the board of directors and audit committee chair of Insignia Systems, Inc. (NASDAQ: ISIG), from October 2013 through June 2019. He also served as a director and audit committee chair of Redbrick Health, a venture-backed private health technology company 14 from June 2015 to April 2018, when the company was sold. He holds a Bachelor of Science degree in accounting and a Masters of Business Taxation from the University of Minnesota.

Audit Committee Oversight

At no time since the commencement of the fiscal year ended August 31, 2019 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

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Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Audit Service Fees

The following table sets forth, by category, the aggregate fees for all services rendered by the Company’s external auditor, UHY McGovern Hurley LLP.

Service	Fiscal Year Ended August 31, 2019(5)	Fiscal Year Ended August 31, 2018(5)
Audit Fees (1)	$280,000	$203,000
Audit-related Fees (2)	Nil	Nil
Tax Fees (3)	Nil	Nil
All Other Fees (4)	Nil	Nil
Total	$280,000	$203,000

Notes:

(1)	“Audit fees” include fees rendered by the Company’s external auditor for professional services necessary to perform the annual audit and any quarterly reviews of the Company’s financial statements. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements.

(2)	“Audit-related fees” include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not included in the “Audit Fees” category.

(3)	“Tax fees” include fees for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.

(4)	“All other fees” include fees for products and services provided by the Company’s external auditor, other than services reported under the table heading “Audit Fees”, “Audit-Related Fees” or “Tax Fees”.

(5)	The Company’s auditor for the financial years ended August 31, 2019 and August 31, 2018 was UHY McGovern Hurley LLP. See “Particulars of Matters to be Acted Upon – Appointment of Auditor” below.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Board as a whole determines the compensation for directors and officers. Executive compensation has been designed to encourage Management to make decisions and take actions that will result in the improvement of long-term shareholder value as reflected in the growth in assets and value of the Common Shares. The focus of the Company’s current compensation policy is to:

●	strengthen the relationship between compensation and enhancement of shareholder value by focusing on variable compensation, such as annual performance incentives and ownership of Common Shares, primarily by using options for acquiring Common Shares;

●	enhance the Company’s ability to attract, encourage and retain knowledgeable and experienced executives; and

●	balance the short-term and long-term business goals of the Company.

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The key components of executive compensation include: (1) base salary; (2) a short-term incentive comprised of cash bonus awards and; (3) long-term incentives comprised primarily of stock option incentives, which are reviewed annually based on job performance as well as corporate performance and external competitive practices.

The Board does not set specific performance objectives in assessing the performance of its Management. Instead, the Board looks at the performance of the Company and its Management and relies on its experience and judgment in determining the overall compensation package for Management. Compensation of Management (also referred to as “Named Executive Officers”, as defined below) as detailed in this Circular is not linked to the achievement of target results or improvement in the Common Share price on the TSXV.

Summary Compensation Table for Named Executive Officers

The following table provides a summary of total compensation earned during the fiscal years ended August 31, 2019, 2018 and 2017 by the Company’s Chief Executive Officer and Chief Financial Officer, each of the three other most highly compensated executive officers of the Company who were serving as such as at the end of the applicable fiscal year and whose total compensation was, individually, more than C$150,000 (the “Other Executive Officers”), if any, and each other individual who would have been an Other Executive Officer but for the fact that such individual was neither serving as an executive officer, nor acting in a similar capacity, as at the end of the applicable fiscal year, if any, for services rendered in all capacities during such period (hereinafter, collectively, referred to as the “Named Executive Officers” or “NEO”). The Named Executive Officers of the Company for the purposes of this Circular are Darren Cox (Co-CEO), Rob Suttie (Former CFO), Stephen Shoemaker (Former CEO), and Alex Igelman (Former CEO).

				Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary (CDN$)	Option-Based Awards (CDN$)(1)	Annual Incentive Plans (CDN$)	Long-Term Incentive Plans (CDN$)	All Other Compensation (CDN$)	Total Compensation (CDN$)
Darren Cox(2) Co-CEO	2019	322,924	245,248	Nil	Nil	Nil	568,172
	2018	294,167	Nil	Nil	Nil	Nil	294,167
	2017	262,799	251,414	Nil	Nil	Nil	514,213
Rob Suttie(3) Former CFO	2019	126,527	Nil	Nil	Nil	Nil	126,527
	2018	11,490	Nil	Nil	Nil	Nil	11,490
	2017	8,754	7,616	Nil	Nil	Nil	16,370
Stephen Shoemaker(4) Former CEO	2019	352,532	Nil	Nil	Nil	Nil	352,532
	2018	324,048	264,828	Nil	Nil	Nil	588,876
	2017	N/A	N/A	N/A	N/A	N/A	N/A
Alex Igelman(5) Former CEO and Former Executive Chairman	2019	84,752	Nil	Nil	Nil	Nil	84,752
	2018	336,651	167,111	Nil	Nil	Nil	503,762
	2017	187,183	507,702	Nil	Nil	Nil	694,885

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Notes:

(1)	When the Company issues stock options, it accounts for them using the fair value method for stock-based compensation as recommended under International Financial Reporting Standards (“IFRS”). The fair value of options is determined by using the Black-Scholes Option Pricing Model (which model is commonly used by junior public companies) with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Common Shares and expected life of the options.

(2)	Mr. Cox was appointed Co-CEO of the Company on May 8, 2020. Previously, he served as CEO from July 17, 2019 until May 8, 2020, and President and Director of the Company from April 8, 2019 until July 17, 2019. Prior to that, Mr. Cox served as the Chief Marketing Officer of the Company since July 2017.

(3)	See “Employment, Consulting and Management Agreements” for information regarding the fees payable by the Company to Marrelli Support for, among other things, the services of Mr. Suttie, the Vice-President of Marrelli Support, to act as the CFO of the Company. Effective May 8, 2020, Mr. Suttie resigned from his role as CFO of the Company and was replaced by Michael Munoz, who is the Company’s current CFO.

(4)	Mr. Shoemaker was appointed on January 24, 2018 to lead the Company’s worldwide financial operations and finance team. On August 1, 2018, Mr. Shoemaker replaced Mr. Igelman as CEO and President of the Company. On July 17, 2019, Mr. Shoemaker resigned and was succeeded by Mr. Cox as CEO and President of the Company.

(5)	Mr. Igelman served as CEO until August 1, 2018, at which time he assumed the role of Executive Chairman. On April 8, 2019, Mr. Igelman resigned from his roles as Executive Chairman and director of the Company.

Named Executive Officer Outstanding Option-Based and Share-Based Awards

The weight allocated to long-term incentives is based on a consideration of each NEO’s anticipated ability to influence the long-term growth and performance of the business, with the objective to strengthen the relationship between compensation and enhancement of Shareholder value. The CEO is considered to have the greatest influence on the long-term performance of the business. Accordingly, in addition to short-term cash compensation, the CEO receives the largest allocation of stock options. There is no relationship between the Company’s historical performance and the number of stock options granted. No stock appreciation rights, or shares or units subject to restrictions on resale or other incentives have been granted.

The table below reflects all option-based awards and share-based awards for each Named Executive Officer outstanding as at August 31, 2019 (including option-based awards and share-based awards granted to a Named Executive Officer before such fiscal year). The Company does not currently have any equity incentive plans other than its Omnibus Equity Incentive Plan (the “Omnibus Plan”) as described below.

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NAMED EXECUTIVE OFFICER OPTION–BASED AWARDS AND SHARE-BASED AWARDS OUTSTANDING AS AT AUGUST 31, 2019

Option-Based Awards(1)						Share-Based Awards
Name of Named Executive Officer	As at Fiscal Year Ended	Number of Securities Underlying Unexercised Options	Option Exercise Price (CDN$/ Security)	Option Expiration Date	Value of Unexercised In-the-Money Options (CDN$)(2)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Share-Based Awards no paid out or distributed
Darren Cox Co-CEO	2019	26,667	9.75	Sept. 14, 2025	Nil	Nil	Nil	Nil
Rob Suttie Former CFO	2019	600	10.50	Nov. 10, 2026	Nil	Nil	Nil	Nil
Stephen Shoemaker	2019	10,000	54.00	Jan 12, 2023	Nil	Nil	Nil	Nil
Former CEO		66,667	10.50	Jul 30, 2025	Nil	Nil	Nil	Nil
Alex Igelman Former CEO	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Each option entitles the holder to purchase one Common Share.

(2)	Value of unexercised options is equal to the difference between the closing price of the Common Shares on the TSXV on August 31, 2019 (being the last day of the Company’s most recently completed financial year that the Common Shares traded on the TSXV) of $5.05 and the exercise prices of options outstanding, multiplied by the number of Common Shares available for purchase under such options.

Incentive Award Plans

The following table provides information concerning the incentive award plans of the Company with respect to each Named Executive Officer during the fiscal year ended August 31, 2019. The only incentive award plan of the Company during the fiscal year 2019 is the Omnibus Plan (defined below). See below “Particulars of Matters to be Acted Upon – Re-Approval of the Omnibus Incentive Plan” for a description of the Omnibus Plan.

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INCENTIVE AWARD PLANS – VALUE VESTED OR EARNED DURING THE FISCAL YEAR ENDED AUGUST 31, 2019

Name of Executive Officer	Option-Based Awards Value Vested During Fiscal 2019 (CDN$)	Non-Equity Incentive Plan Compensation Value Earned During Fiscal 2019 (CDN$)
Darren Cox Co-CEO	Nil	Nil
Rob Suttie Former CFO	2,539	Nil
Stephen Shoemaker Former CEO	200,002	Nil
Alex Igelman Former CEO	Nil	Nil

Employment, Consulting and Management Contracts

On October 20, 2016, the Company entered into an agreement (the “Marrelli Agreement”) with Marrelli Support Services Inc. (“Marrelli Support”) and DSA Corporate Services Inc., together known as the “Marrelli Group”, to retain Rob Suttie, the Vice-President of Marrelli Support, as the CFO of the Company, and to provide bookkeeping and office support services, regulatory filing services and corporate secretarial services (collectively the “Marrelli Support Services”). During the year ended August 31, 2019, the Marrelli Group charged the Company $126,527 for the provision of the Marrelli Support Services. $115,565 was paid by the Company to Mr. Suttie as compensation for acting as the CFO of the Company. The Marrelli Group was also reimbursed for out of pocket expenses. As of August 31, 2019, the Marrelli Group was owed $21,119.

Compensation of Directors

Individual Director Compensation

The following table provides a summary of the compensation provided to the directors of the Company during the fiscal year ended August 31, 2019. Except as otherwise disclosed below, the Company did not pay any fees or compensation to directors for serving on the Board (or any committee) beyond reimbursing such directors for travel and related expenses and the granting of Awards under the Omnibus Plan.

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DIRECTOR COMPENSATION TABLE
Name	Fiscal Year Ended	Fees Earned (CDN$)	Share-Based Awards (CDN$)	Option-Based Awards (CDN$)(1)	Non-Equity Incentive Plan Compensation (CDN$)	All Other Compensation (CDN$)	Total (CDN$)
Darren Cox(2)(3)	2019	(2)	(2)	(2)	(2)	(2)	(2)
Peter Liabotis	2019	89,775	Nil	Nil	Nil	Nil	89,775
Bryan Reyhani	2019	89,620	Nil	Nil	Nil	Nil	89,620
(Hon.) Ronald Spoehel(4)	2019	Nil	Nil	Nil	Nil	Nil	Nil
Seth Schorr(5)	2019	Nil	Nil	Nil	Nil	Nil	Nil
David Fawcett(5)	2019	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	When the Company issues stock options, it accounts for them using the fair value method for stock-based compensation as recommended under the IFRS. The fair value of options is determined by using the Black-Scholes Option Pricing Model (which model is commonly used by junior public companies) with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Common Shares and expected life of the options.

(2)	For disclosure regarding Mr. Cox’s compensation, see “Summary Compensation Table for Named Executive Officers” and “Named Executive Officer Outstanding Option-Based and Share-Based Awards”.

(3)	Mr. Cox resigned as a director of the Company on May 8, 2020.

(4)	Mr. Spoehel resigned as a director of the Company on April 8, 2019.

(5)	Mr. Schorr and Mr. Fawcett resigned as directors of the Company on December 18, 2018 and were replaced by Peter Liabotis and Bryan Reyhani.

Director Outstanding Option-Based Awards and Share-Based Awards

The table below reflects all option-based awards and share-based awards for each director of the Company outstanding as at August 31, 2019. The Company does not have any equity incentive plan other than the Omnibus Plan.

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DIRECTOR OPTION–BASED AWARDS AND SHARE-BASED AWARDS OUTSTANDING
Option-Based Awards						Share-Based Awards
Name of Director	Fiscal Year Ended	Number of Securities Underlying Unexercised Options	Option Exercise Price (CDN$/ Security)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) (CDN$)	Number of Shares or Units of Shares that have not vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Share-Based Awards Not Paid Out or Distributed
Darren Cox	2019	26,667	9.75	Sept. 14, 2025	Nil	Nil	Nil	Nil
Peter Liabotis	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Bryan Reyhani	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(Hon.) Ronald Spoehel	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Seth Schorr	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David Fawcett	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	This column contains the aggregate value of in-the-money unexercised options as at the applicable year end, calculated based on the difference between the market price of the Common Shares underlying the options as at the close of day on the applicable year end, being $5.05 at August 31, 2019, and the exercise price of the options.

(2)	Mr. Spoehel resigned as a director of the Company on April 8, 2019 and these options are now cancelled.

(3)	Mr. Fawcett resigned as a director of the Company on December 18, 2018 and these options are now cancelled.

Director Incentive Award Plans

Under the Omnibus Plan, all directors, officers, employees and consultants of the Company and/or its affiliates are eligible to receive awards of Common Share purchase options, restricted stock units, and deferred stock units (for more details, see Particulars of Matters to be Acted Upon – Re-Approval of the Omnibus Incentive Plan). The purpose of the Omnibus Plan is to provide the Company with a share ownership incentive to attract and motivate qualified directors, officers and employees of and consultants to the Company and its subsidiaries and thereby advance the Company’s interests and contribute toward its long term goals by affording such persons with an opportunity to acquire an equity interest in the Company through the Awards (as defined below). Awards are made by and are within the discretion of the Company’s Board and are non-transferable (subject to certain exceptions).

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Subject to shareholder and regulatory approval, the Company proposes to re-approve the Omnibus Plan at the Meeting (see “Particulars of Matters to be Acted Upon” – Re-Approval of the Omnibus Incentive Plan, below).

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information regarding the number of Common Shares to be issued upon the exercise of outstanding options granted under the Omnibus Plan, and the weighted-average exercise price of said outstanding options, outstanding on August 31, 2019.

Plan Category	Fiscal Year Ended	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (CAD$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by Shareholders (the Omnibus Plan)	August 31, 2019	104,600	14.73	130,059
Equity compensation plans not approved by Shareholders	August 31, 2019	Nil	Nil	Nil
Total		104,600	14.73	130,059

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than as disclosed in this Circular (including in the financial statements of the Company for the fiscal year ended August 31, 2019), no directors, proposed Nominees for election as directors, executive officers or their respective associates or affiliates, or other Management of the Company are indebted to the Company as of the date hereof or were indebted to the Company at any time during the fiscal year ended August 31, 2019, and no indebtedness of such individuals to another entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

DIRECTORS’ AND OFFICERS’ INSURANCE

The Company annually renews and purchases insurance coverage for directors’ and officers’ liability. The current term premium of approximately $65,000 covers directors’ and officers’ liability for an aggregate limit of $10,000,000. This premium is paid entirely by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management is not aware of any material interest, direct or indirect, of any informed person of the Company, or any associate or affiliate of any such informed person, in any transaction since the commencement of the Company’s fiscal year ended August 31, 2019, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its subsidiaries.

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INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Company’s directors or officers, proposed nominees for election as directors of the Corporation or such persons’ associates and affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, except as disclosed in this Circular.

PARTICULARS OF MATTERS TO BE ACTED UPON

Audited Financial Statements

The audited financial statements for the financial year ended August 31, 2019, and the report of the auditors thereon, will be submitted to the Meeting. Receipt at the Meeting of the Company’s financial statements and of the auditors’ report thereon will not constitute approval or disapproval of any matters referred to therein.

Election of Directors

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless a director’s office is earlier vacated in accordance with the provisions of the OBCA, each director elected will hold office until the conclusion of the next annual general meeting of the Company.

The articles of the Company provide that the Board may consist of a minimum of one (1) and a maximum of ten (10) directors to be elected annually. The Board is currently composed of four (4) directors: Tom Rogers, Peter Liabotis, Bryan Reyhani and Steven Zenz. Management proposes to set the number of directors of the Company at seven (7) for the ensuing year. It is proposed that all four (4) of the current members of the Board will be nominated at the meeting, as well as, Darren Cox, Hank Ratner and Louis Schwartz.

In the absence of a contrary instruction, the person(s) designated by Management of the Company in the enclosed Proxy intend(s) to vote FOR the election as directors of the proposed Nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite the proposed Nominee’s name.

Management does not contemplate that any of the proposed Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such Nominee(s) may be voted by the person(s) designated by Management of the Company in the enclosed Proxy, in their discretion, in favour of another Nominee.

The following table sets forth information with respect to each Nominee, including the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by such person or the person’s associates or affiliates as at the Record Date. The information as to Common Shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective proposed Nominees individually, and such information does not include Common Shares issuable upon the exercise of options, warrants or other convertible securities of the Company.

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Name, City, Province/State and Country of Residence	Present Occupation and Positions with the Company	Director Since	Independent	Common Shares Held(1)
Tom Rogers New York, New York, USA	Chairman of Captify, Limited, a UK-based advertising technology company, since January 2018. Chairman and CEO of TRget Media, LLC, a media investment and operations advisory firm since June 2003. Executive Chairman and Director of the Company.	May 2020	No	2,074,589
Peter Liabotis(2) Oakville, Ontario, Canada	Most recently Chief Financial Officer of SOL Global Investments Corp., an international investment company, from September 2018. Director of the Company.	December 2018	Yes	355,000
Bryan Reyhani(2) New York, New York, USA	Managing Member of Woodgates Group, a consulting company from 2020. Director of the Company.	December 2018	Yes	75,000
Steven Zenz(2) Minneapolis, Minnesota, USA	Board of trustees member and audit committee of William Blair Mutual Funds, which has over $10 billion of assets under management; Director of the Company.	May 2020	Yes	394,429
Darren Cox Brackley, South Northamptonshire, UK	Co-CEO of the Company since May 2020; previously the CEO of the Company from July 2019; President of the Company from April 2019; Chief Marketing Officer and Managing Director of Millennial Esports Europe from July 2017 to April 2019.	Nominee Acted as a director of the Company from April 2019 – May 2020	No	1,550,000
Hank Ratner New York, New York, USA	CEO of investment firm and strategic consulting practice Ratner Ventures. Director of MSG Networks (NYSE: MSGN) and GF Sports and Events.	Nominee	Yes	1,333,593
Louis Schwartz Atlanta, Georgia, USA	Co-CEO of the Company since May 2020; previously the CEO of Frankly, Inc. from April 12, 2018.	Nominee	No	2,002,849

Notes:

(1)	Information in the table above is derived from the Company’s review of insider reports filed with System for Electronic Disclosure by Insiders (SEDI) and from information furnished by the respective director Nominees.

(2)	Member of the Audit Committee.

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The following are brief biographies of each of the Nominees and detail each Nominee’s principal occupation for at least the previous five years:

Tom Rogers is Executive Chairman of the Company and has served as a director on the Board since May 2020. Prior to the Company’s acquisition (the “Transaction”) of Frankly, Inc. (“Frankly”) and WinView, Inc. (“WinView”), Mr. Rogers served as Chairman of the board of directors of Frankly since October 2016, and Executive Chairman of WinView since June 2016. Mr. Rogers is Chairman of Captify, Limited, a UK based advertising technology company with offices in New York, Paris and Madrid. He was appointed Chairman in January, 2018. Captify’s primary offering is a leading semantic technology, while aggregating over 40 billion pieces of internet search data a month to enable major brands around the world to effectively target their marketing efforts. Mr. Rogers also has served since June 2003 and is currently still serving as Chairman and Chief Executive Officer of TRget Media, LLC, a media investment and operations advisory firm. From May 1981 to December 1986, Mr. Rogers served as Senior Counsel to the U.S. House of Representatives Telecommunications, Consumer Protection and Finance Subcommittee, where he was responsible for drafting a number of communications laws, including the Cable Act of 1984, which established a federal framework to replace a patchwork of local regulatory burdens. Thereafter, Mr. Rogers served as President of NBC Cable from August 1988 to October 1999 and served as Executive Vice President of The National Broadcasting Company (“NBC”) as well as NBC’s Chief Strategist from September 1992 to October 1999. At NBC, Mr. Rogers founded CNBC, and established the NBC/Microsoft cable channel and Internet joint venture, MSNBC. In addition, he served as Co-Chairman of the Arts and Entertainment and History Channels, and was responsible for overseeing many other cable channels, including Court TV, Bravo, American Movie Classics, Independent Film Channel, the National Geographic Channel, and numerous regional sports channels. From November 1999 to April 2003, Mr. Rogers served as Chairman and CEO of Primedia (NYSE: PRM) which at the time was the leading targeted media company in the US, where he oversaw such diverse properties as New York Magazine, Motor Trend, Seventeen, and Cable World. Mr. Rogers drove the digital development and online presence of scores of the company’s print properties. From July 2005 and September 2016, when the company was sold, Mr. Rogers served as President and CEO and then as Chairman of TiVo, Inc. (“TiVo”). Under Mr. Rogers’ leadership, TiVo emerged as the leader in providing cable operators worldwide with an advanced television user experience while also providing consumers the only retail cable set top box, and the media industry with an array of unique audience research data solutions. Mr. Rogers has also served as Chairman of the Board of Teleglobe (NASDAQ: TLGB), a leading international telecommunications, voice-over-internet, and mobile telephony provider from 2004 to 2006. He was also Chairman of the Board and a board member of Supermedia (NASDAQ: SPMD), the print and digital yellow pages spin off of Verizon. Mr. Rogers also served on the board of Dex Media (NASDAQ: DXM), a print and digital marketing company and successor company to Supermedia. Mr. Rogers holds a Bachelor of Arts from Wesleyan University and a J.D. from Columbia Law School. He has also been inducted into the Broadcasting Hall of Fame, as well as the Cable Hall of Fame.

Peter Liabotis has been a director on the Board since December 2018. Mr. Liabotis is a Canadian Chartered Professional Accountant and a veteran senior corporate finance executive. Mr. Liabotis was most recently the Chief Financial Officer of SOL Global Investments Corp., a public company that invests through various vehicles primarily in the cannabis space both in Canada and internationally. In addition, Mr. Liabotis has been the Chief Financial Officer of numerous public and private companies during his 25 year career. Mr. Liabotis has acquired strong knowledge in public markets in terms of financial reporting, mergers and acquisition activity and capital structuring and raising.

Mr. Liabotis has held various senior positions over the years, including being Chief Financial Officer of various companies, such as Gravitas Financial Inc. from May 2017 to September 2018, Energizer Resources Inc. from September 2012 to September 2015, MacDonald Mines Exploration Ltd. from October 2013 to September 2015, Red Pine Exploration Inc. from September 2012 to September 2015, and Honey Badger Exploration Inc. from September 2012 to September 2015. Mr. Liabotis was a director of Honey Badger Exploration Inc. from October 2019 to February 2016. He also acted as an Independent Senior Financial Consultant from October 2015 to April 2017.

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Mr. Liabotis started his career in public accounting working for both PricewaterhouseCoopers in Bermuda and KPMG in Canada. Mr. Liabotis holds a Bachelor of Commerce degree from the University of Windsor, Ontario, and a Bachelor of Arts degree from Western University in London, Ontario.

Bryan Reyhani has been a director on the Board since December 2018. Mr. Reyhani is currently Managing Member of Woodgates Group, a consulting company which he formed in 2020. Prior to starting Woodgates Group, Mr. Reyhani was Managing Director of the Eastmore Group where he was responsible for various legal and business strategy in both the public and private markets. He began his professional career in the Office of General Counsel at Merrill Lynch (1999-2003). From there, he joined the financial services and regulatory practice group at Loeb & Loeb LLP, where he spent approximately nine years and made partner (2003-2012). In 2012, he co-founded his own law practice, Reyhani Nemirovsky LLP, where he and the firm handled a wide variety of regulatory matters, litigations and corporate disputes, and developed a specialty practice related to blockchain technology and cryptocurrencies.

In 2014, Mr. Reyhani co-founded SolidX Partners, a venture capital-backed startup in the developing digital asset capital markets arena. In February 2016, Mr. Reyhani was appointed the Chairman of the board of directors of NASDAQ listed FXCM (n/k/a GLBR; OTC), is currently on the Board of GLBR, and has handled various investor, regulatory, financing and corporate governance matters generally related to a publicly traded company. Mr. Reyhani graduated from Syracuse University, BA, Political Science, cum laude, and received his JD from Brooklyn Law School.

Steven Zenz has been a director on the Board since May 2020. Prior to the Transaction, Mr. Zenz served on the board of directors of Frankly since October 3, 2016. Mr. Zenz has served as a consultant since January 2011, advising companies on matters including merger and acquisition transactions and Securities and Exchange Commission offerings and filings. From 1976 until 2010, he was with KPMG LLP (“KPMG”), where he was a partner for 22 years. At KPMG, he served in various leadership capacities, including partner in charge of the audit group and partner in charge of the firm’s SEC and technical accounting practices for KPMG’s Minneapolis office. He also served as the lead audit partner for publicly held companies. Mr. Zenz serves on the board of trustees and audit committee of the William Blair Mutual Funds, which have approximately 20 SEC registered mutual funds and over $10 billion of assets under management. Mr. Zenz was a member of the board of directors and audit committee chair of Insignia Systems, Inc. (NASDAQ: ISIG), from October 2013 through June 2019. He also served as a director and audit committee chair of Redbrick Health, a venture-backed private health technology company 14 from June 2015 to April 2018, when the company was sold. He holds a Bachelor of Science degree in accounting and a Masters of Business Taxation from the University of Minnesota.

Darren Cox is a motor industry innovator with over 20 years’ experience. His previous success with Nissan and Sony in coming up with the concept of GT Academy and deploying it for 8 years paved the way for esports within the racing game genre and is still considered to be a benchmark programme within esports racing to this day. Mr. Cox held several senior roles in the Renault Nissan Alliance including Global Head of Motorsport, Sales and Marketing; Director for Performance Brands; and Brand Director, Europe. While at Nissan, he was awarded several accolades internally for his role in launching the Nissan Juke SUV and leading the Nissan Qashqai model to 250,000 sales in one year.

Mr. Cox has since founded two gaming-focused companies and has remained at the forefront at the crossover of gaming and racing, launching the World’s Fastest Gamer brand and working behind the scenes with some of the biggest brands in F1, gaming and the automotive industry.

Hank Ratner has more than three decades of experience holding top executive positions at leading sports, entertainment, media and technology companies. He currently serves as CEO of investment firm and strategic consulting practice Ratner Ventures, which has ownership interests in a broad portfolio of early stage and established global businesses, including ATP tennis tournaments in New York and Atlanta, sports-gaming app company WinView (prior to the Transaction), the Longines Masters equestrian series in Paris, Hong Kong and New York and the National Lacrosse League’s New York expansion franchise. Mr. Ratner sits on the board of directors of MSG Networks (NYSE: MSGN) and GF Sports and Events, and was Co-Chairman of WinView prior to the Transaction.

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Mr. Ratner spent nearly 30 years at Cablevision Systems Corporation (“Cablevision”) and its affiliated companies until the sale of Cablevision to Altice in 2016. During that time, Mr. Ratner served as Vice Chairman of Cablevision, President and CEO of The Madison Square Garden Company (“MSG”) and Chief Operating Officer of AMC Networks (formerly Rainbow Media) where he helped lead each company through unprecedented periods of dynamic and enduring growth. From 2016 to 2018, Mr. Ratner served as President and CEO of Independent Sports and Entertainment, overseeing its transition from Relatively Sports into an integrated sports, media, entertainment and management company representing more than 300 NBA, NFL and MLB athletes.

Mr. Ratner was with MSG from 2003 to 2015 serving as President and CEO from 2009 to 2014 and Vice Chairman the rest of his tenure. While at MSG, Mr. Ratner managed some of the world’s most iconic venues and brands. The portfolio of properties included the legendary Madison Square Garden arena, The Theater at Madison Square Garden, Radio City Music Hall, The Radio City Rockettes, the Radio City Christmas Spectacular, the Chicago Theater, the Wang Theater in Boston and professional sports teams the New York Knicks, New York Rangers, and New York Liberty. Mr. Ratner spearheaded MSG’s strategic initiatives and acquisitions, including bringing multiple venues such as the Beacon Theatre in New York City and The Forum in Inglewood under MSG management, and securing a ground-breaking marketing partnership with JPMorgan Chase as the company’s first-ever Marquee Partner. In addition, Mr. Ratner oversaw the historic $1 billion transformation of the iconic Madison Square Garden arena, served as alternate governor to the NBA and NHL on behalf of the Knicks and Rangers from 2003 to 2015 and helped create the Billy Joel franchise, a record setting residency at Madison Square Garden. Mr. Ratner also managed the company’s media portfolio, including MSG Network and MSG Plus, two of the nation’s largest and most award-winning regional sports and entertainment networks, and national music network Fuse.

As Vice Chairman for Cablevision from 2002 until 2016, Mr. Ratner worked closely with the executive team to help set corporate direction, and oversee major business partnerships and negotiations. Mr. Ratner helped guide the company through several strategic transactions, including the acquisition of MSG, securing significant partnerships in various cable networks with Liberty Media, NBC, Fox and MGM, and the spin-offs of MSG in 2010 and AMC Networks in 2011, both now standalone, public companies. Prior to serving as Vice Chairman of Cablevision, Mr. Ratner spent 15 years at AMC Networks in various positions including as Chief Operating Officer overseeing the operations of AMC, IFC, Bravo, WE tv, 10 Fox regional sports networks, two national sports networks, five News 12 regional news networks, Rainbow Advertising Sales Corporation, and IFC Films, among others.

Mr. Ratner was the founder of the Garden of Dreams Foundation, the non-profit that works closely with all areas of MSG and MSG Networks to positively impact the lives of children facing obstacles. Since its inception in 2006, the Foundation has provided unforgettable experiences for over 350,000 children and their families, with access and interaction with events and celebrities at MSG and its properties. Mr. Ratner was Chairman from the Foundation’s inception in 2006 until 2014 and remains a Board Member. Mr. Ratner began his career as a corporate lawyer with the law firm Sullivan & Cromwell.

Louis Schwartz has served as the Co-Chief Executive Officer of the Company since May 2020. Prior to the Transaction, Mr. Schwartz served as a director and Chief Executive Officer of Frankly since April 12, 2018. Previously, Mr. Schwartz served as Frankly’s Chief Operating Officer since February 2016 and Chief Financial Officer since July 2016. Mr. Schwartz joined Frankly in August 2015 in connection with the acquisition of Frankly Media and served as President of Frankly Media. Prior to that, Mr. Schwartz was the Chief Digital Officer of World Wrestling Entertainment, Inc., a professional wrestling entertainment company, where he oversaw all digital platforms and helped lead the development of the WWE Network, the first OTT 24/7 streaming network from October 2014. Mr. Schwartz also served as CEO of UUX from November 2012, an OTT video technology company, where he successfully led the merger of Totalmovie, a leading Latin American retail OTT service, with OTT Networks, an OTT video technology company. From March 2010 to March 2012, Mr. Schwartz served as CEO of the Americas and General Counsel for Piksel, a video technology company, and in May 2000, he co-founded Multicast Media Technologies, one of the first Internet video platform companies, which was sold to Piksel in March 2010. Mr. Schwartz graduated from Pennsylvania State University with a Bachelor of Science degree in Real Estate Finance before receiving a Juris Doctorate from the Mississippi College School of Law.

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Orders, Penalties and Bankruptcies

To the knowledge of the Company, as of the date hereof, no Nominee, except as described below:

(a)	is, or has been, within 10 years before the date hereof, a director, CEO or CFO of any company (including the Company) that:

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, CEO or CFO, or

(ii)	was subject to an order that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO;

(b)	is, or has been, within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while such Nominee was acting in that capacity, or within a year of such Nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such Nominee.

For the purposes of the above section, the term “order” means:

(a)	a cease trade order, including a management cease trade order;

(b)	an order similar to a cease trade order; or

(c)	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days.

To the knowledge of the Company, as of the date hereof, no Nominee has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body,

that would likely be considered important to a reasonable Shareholder in deciding to vote for a proposed director.

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2019 Cease Trade Order

On January 7, 2019, the Ontario Securities Commission (“OSC”) issued a temporary cease trade order against the Company for failure to file its annual financial statements for the fiscal year ended August 31, 2018, the related management’s discussion and analysis and the related certification of the annual filings by the deadline of December 31, 2018. On April 8, 2019 the Company filed its annual financial statements and the other requisite documents. The OSC lifted the cease trade order on April 9, 2019. The Company was reinstated for trading on the TSXV and the Common Shares resumed trading on April 16, 2019.

2020 Cease Trade Order

On January 6, 2020, the OSC issued a temporary cease trade order against the Company for failure to file its annual financial statements for the fiscal year ended August 31, 2019, the related management’s discussion and analysis and the related certification of the annual filings by the deadline of December 31, 2019. On February 17, 2020 the Company filed its annual financial statements and the other requisite documents. The OSC lifted the cease trade order on February 24, 2020. The Company was reinstated for trading on the TSXV and the Common Shares resumed trading on February 28, 2020.

Peter Liabotis, Bryan Reyhani and Darren Cox, were acting in their current roles throughout the duration of the 2019 and 2020 cease trade orders, with the exception that Darren Cox was promoted from Chief Marketing Officer to President and a director of the Company on April 8, 2019, to CEO of the Company on July 17, 2019 and to Co-CEO on May 8, 2020.

Appointment of Auditor

At the Meeting, Shareholders will be asked to appoint UHY McGovern Hurley LLP, Chartered Accountants, (“UHY”) as the auditors of the Company, to hold office until the close of the next annual meeting of Shareholders. The Audit Committee and the Board have approved the appointment of UHY as auditors. UHY has been the auditors of the Company since November 26, 2018 and audited the Company’s financial statements for the year ended August 31, 2019.

The persons named in the accompanying form of proxy will, in the absence of specifications or instructions to withhold from voting on the form of proxy, vote FOR the appointment of UHY as the auditors of the Company, to hold office until the next annual meeting of shareholders of the Company and to authorize the Board to fix such auditor’s remuneration.

The Board unanimously recommends a vote “FOR” the appointment of UHY as the auditors of the Company.

Re-Approval of the Omnibus Incentive Plan

The Board has approved the adoption of the Omnibus Plan, a copy of which is attached as Schedule “B” to this Circular, which it believes is in the best interests of the Company and Shareholders. Shareholders previously approved the Omnibus Plan at the last shareholder meeting held on October 9, 2019. Pursuant to the policies of the TSXV, Shareholders will again be asked to vote on and, if deemed appropriate, re-approve the Omnibus Plan at this year’s meeting. In accordance with internal TSXV policies, the Omnibus Plan will require disinterested shareholder approval, meaning common shares held by directors and officers and other insiders to whom Awards may be granted under the Omnibus Plan (as well as their respective affiliates and associates) will be excluded from voting on the re-approval of the Omnibus Plan.

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Certain changes have been made to the Omnibus Plan since it was approved at the last shareholder meeting on October 9, 2019. The changes are reflected in the Omnibus Plan that is attached as Schedule “B”. The most notable change to the Omnibus Plan is that the total number of Common Shares reserved and available for grant and issuance pursuant to Awards shall not exceed 22,516,268 Common Shares, compared with the Omnibus Plan previously being a 10% “rolling plan”. As a “rolling plan”, the Omnibus Plan previously provided that any and all increases in the number of issued and outstanding Common Shares would result in an increase to the number of Common Shares available to grant. Common Shares in respect of which Awards had not been exercised and were no longer subject to being purchased pursuant to the terms of any Awards were available for further Options under the Omnibus Plan.

The following is a description of the key terms of the Omnibus Plan, which is qualified in its entirety by reference to the full text of the Omnibus Plan, a copy of which is attached as Schedule “B” to this Circular.

Summary of Material Terms

All directors, officers, employees and consultants of the Company and/or its affiliates (“Eligible Participants”) are eligible to receive awards of Common Share purchase options (“Options”) restricted stock units (“RSUs”), and deferred stock units (“DSUs” and collectively with the Options and RSUs, the “Awards”).

The Omnibus Plan would provide the Board with the flexibility to make broader and different forms of equity awards for the Eligible Participants and thereby maintain a competitive compensation structure. Further, the use of a wider range of equity-based compensation as part of a total compensation package gives the Board more flexibility in setting the base salaries of the various Eligible Participants. This would give the Company greater control over the management of its fixed cash expenses in the area of employee compensation.

Under the Omnibus Plan, the total number of Common Shares reserved and available for grant and issuance pursuant to Awards shall not exceed 22,516,268 Common Shares.

For so long as the Company is listed on the TSXV or on another exchange that requires the Company to fix the number of Common Shares to be issued in settlement of Awards that are not Options, the maximum number of Common Shares available for issuance pursuant to the settlement of RSUs and DSUs together shall be an aggregate of 11,258,134 Common Shares.

The aggregate number of Common Shares for which Awards may be issued to any one participant in any 12-month period shall not exceed 5% of the outstanding Common Shares, unless the Company obtains disinterested shareholder approval as required by the policies of the TSXV. The aggregate number of Common Shares for which Awards may be issued to any one consultant within any 12-month period shall not exceed 2% of the outstanding Common Shares, calculated on the date an Award is granted to the consultant. The aggregate number of Common Shares for which Options may be issued to any persons retained to provide Investor Relations Activities (as defined by the TSXV) within any 12-month period shall not exceed 2% of the outstanding Shares, calculated on the date an Option is granted to such persons.

Further, unless disinterested shareholder approval as required by the policies of the TSXV is obtained: (i) the maximum number of Common Shares for which Awards may be issued to insiders of the Company (as a group) at any point in time shall not exceed 10% of the outstanding Common Shares; and (ii) the aggregate number of Awards granted to insiders of the Company (as a group), within any 12-month period, shall not exceed 10% of the outstanding Common Shares, calculated at the date an Award is granted to any insider.

The Board may not grant Awards to Directors if, after giving effect to such grant of Awards, the aggregate number of Common Shares issuable to Directors, at the time of the grant, would exceed 1% of the total issued and outstanding Common Shares on a non-diluted basis, and within any one financial year of the Corporation, (A) the aggregate fair value on the grant date of all Options granted to any one Director shall not exceed $100,000, and (B) the aggregate fair market value on the grant date of all Awards (including, for greater certainty, the fair market value of the Options) granted to any one Director shall not exceed $150,000; provided that such limits shall not apply to (i) Awards taken in lieu of any cash retainer or meeting director fees, and (ii) a one-time initial grant to a Director upon such Director joining the Board.

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The Board may provide the circumstances in which Awards shall be exercised, vested, paid or forfeited in the event a participant ceases to provide service to the Company or any affiliate of the Company prior to the end of a performance period or exercise or settlement of such Award. On the occurrence of a Change in Control (as such term is defined in the Omnibus Plan) and unless otherwise provided in an Award Agreement (as such term is defined in the Omnibus Plan) or a written employment contract between the Corporation and a participant and except as otherwise set out as follows, the Board, may provide that: (1) the successor corporation or entity will assume each Award or replace it with a substitute Award on terms substantially similar to the existing Award; (2) the Awards will be surrendered for a cash payment made by the successor corporation or entity equal to the fair market value thereof; or (3) any combination of the foregoing will occur, provided that the replacement of any Option with a substitute Option shall comply with the provisions of subsection 7(1.4) of the Income Tax Act (Canada) and the replacement of any Award with a substitute Option, DSU or RSU shall be such that the substitute Award shall continuously be governed by section 7 of the Income Tax Act (Canada).

If within 12 months following a Change of Control (unless otherwise provided in an Award Agreement or a written employment contract between the Company and a participant), a participant or a participant’s service, consulting relationship, or employment with the Company, or continuing entity is terminated without cause, or the participant resigns from his or her employment as a result of either (i) the Corporation requiring the participant to be based at a location in excess of one hundred (100) kilometers from the location of the participant’s principal job location or office immediately prior to a Change of Control; or (ii) a reduction in the participant’s base salary, or a substantial reduction in the participant’s target compensation under any incentive compensation plan, as in effect as of the date of a Change of Control, then all Awards then held by such participant (and, if applicable, the time during which such Awards may be exercised) shall immediately vest. In the event that an Award is subject to vesting upon the attainment of Performance Criteria (as defined in the Omnibus Plan), then the number of Options or Restricted Share Units that shall immediately vest will be determined by multiplying the Award Agreement by the pro rata Performance Criteria achieved by the Termination Date (as defined in the Omnibus Plan).

The Board may amend the Omnibus Plan or any Award at any time without the consent of a participant provided that such amendment shall (i) not adversely alter or impair any Award previously granted except as permitted by the terms of the Omnibus Plan, (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSXV, and (iii) be subject to shareholder approval, where required by law, the requirements of the TSXV or the Omnibus Plan, provided however that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to: (A) amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Omnibus Plan; and (B) changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Award provided that for Options it does not entail an extension beyond the original expiry date.

As described in the Omnibus Plan, the following amendments require the approval of Shareholders: (i) a change to the maximum number of Common Shares that may be made the subject of Awards under the Omnibus Plan; (ii) any amendment which reduces the exercise price of any Award, as applicable, after such Awards have been granted or any cancellation of an Award and the substitution of that Award by a new Award with a reduced price; (iii) any amendment which extends the expiry date of any Award, or the restriction period of any RSU beyond the original expiry date; (iv) any amendment which would have the potential of broadening or increasing participation by insiders; (v) any amendment which would permit any Award granted under the Omnibus Plan to be transferable or assignable by any participant other than for normal estate settlement purposes; (vi) any amendment which increases the maximum number of Shares that may be (a) issuable to insiders, associates of such insiders, consultants or persons retained to provide Investor Relations Activities at any time; or (b) issued to insiders, associates of such insiders, consultants or persons retained to provide Investor Relations Activities under the Omnibus Plan and any other proposed or established share compensation arrangement in a one-year period; (vii) increase limits imposed on the participation of non-employee directors that are not officers or employees of the Company; (viii) otherwise cause the Omnibus Plan to cease to comply with any tax or regulatory requirement, including for these purposes any approval or other requirement; or (ix) any amendment to the amendment provisions of the Omnibus Plan. Common Shares held directly or indirectly by insiders benefiting from the amendments in sections (ii) and (iii) above shall be excluded when obtaining such shareholder approval.

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The Board may, subject to regulatory approval, discontinue the Omnibus Plan at any time without the consent of the participants provided that such discontinuance shall not materially and adversely affect any Awards previously granted to a Participant under the Omnibus Plan.

The Board (or the designate committee of the Board) may, by resolution, but subject to applicable regulatory approvals, decide that any of the provisions of the Omnibus Plan concerning the effect of termination of the participant’s employment shall not apply for any reason acceptable to the Board (or a committee thereof).

All Awards granted under the Omnibus Plan are non-transferable in any manner, including assignment, except as may be permitted by the Board (or the designate committee of the Board), or as specifically provided in the agreement for an Award granted under the Omnibus Plan.

Options

The Board shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, commencing on the date such Option is granted to the participant and ending as specified in the Omnibus Plan or in the underlying option agreement, but in no event shall an Option expire on a date which is later than ten (10) years from the date the Option is granted. Unless otherwise determined by the Board, all unexercised Options shall be cancelled at the expiry of such Options. The exercise price for Common Shares that are the subject of any Option shall be fixed by the Board when such Option is granted, but shall not be less than the “Market Value” (as defined in the Omnibus Plan) of such Common Shares at the time of the grant. Unless otherwise set forth in the option agreement or outlined in the Omnibus Plan, the vesting of Options will not commence before the 1st anniversary from when they are granted.

Should the expiration date for an Option fall within a “Black-Out Period” (as defined in the Omnibus Plan) or within ten (10) business days following the expiration of a Black-Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth business day after the end of the Black-Out Period, such tenth business day to be considered the expiration date for such Option for all purposes under the Omnibus Plan. The ten (10) business day period may not be extended by the Board.

DSUs

The Omnibus Plan also provides the Board with the authority to grant DSUs to participants. DSUs represent a contractual right to receive a payment in cash or in Common Shares, that is only made after the termination, retirement, or death of the holder of the DSU. Under the Omnibus Plan, DSUs may only be granted to an “Eligible Director”, defined as any Board member who, at the time of execution of a grant agreement, and at all times thereafter while they continue to serve as a member of the Board, are not officers, senior executives or other employees of the Company or consultants or service providers providing ongoing services to the Company and its affiliates. Each Eligible Director may receive all or a portion of his or her annual retainer fee in the form of a grant of DSUs in each fiscal year. The number of DSUs shall be calculated as the applicable portion of the Eligible Director’s annual retainer fee divided by the Market Value (as defined in the Omnibus Plan). At the discretion of the Board, fractional DSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Subject to the vesting and other conditions and provisions set forth in the Omnibus Plan and in the DSU Agreement (as defined in the Omnibus Plan), the Board shall determine whether each DSU awarded to a participant shall entitle the participant: (i) to receive one Common Share issued from treasury; (ii) to receive the cash equivalent of one Common Share; or (iii) to elect to receive either one Common Share from treasury, the cash equivalent of one Common Share or a combination of cash and Common Shares.

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Each Eligible Director shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the Termination Date and ending on the date that is two years following such termination date, or a shorter such redemption period set out in the relevant DSU Agreement, by providing a written notice of settlement to the Company setting out the number of DSUs to be settled and the particulars regarding the registration of the Common Shares issuable upon settlement (the “DSU Redemption Notice”).

If a DSU Redemption Notice is not received by the Company on or before the 90th day following the Termination Date, the Eligible Director shall be deemed to have delivered a DSU Redemption Notice and the Company shall redeem all of the Eligible Director’s DSUs in exchange for Common Shares to be delivered to the Eligible Director, administrator or liquidator of the estate of the Eligible Director or the cash equivalent of the shares, as applicable.

Notwithstanding any other provision of the Omnibus Plan, in the event that (i) a DSU Redemption Notice is received during a Black-Out Period or other trading restriction imposed by the Company; or (ii) the Eligible Director has not delivered a DSU Redemption Notice and the 90th day following the Termination Date falls during a Black-Out Period or other trading restriction imposed by the Company, then settlement of the applicable DSUs shall be automatically extended to the tenth (10th) business day following the date that such Black-Out Period or other trading restriction is lifted, terminated or removed.

RSUs

The Omnibus Plan also authorizes the Board to grant RSUs, which provide a contractual right to receive Common Shares, vesting over a three-year period. RSUs add a medium-term incentive option to the Company’s compensation program. RSUs are considered “medium-term” incentives because they vest from one to three years from the date of grant. The RSUs are subject to such restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives.

For each award of RSUs, the Board shall establish the period in which any Performance Criteria and other vesting conditions must be met in order for a participant to be entitled to receive Common Shares in exchange for all or a portion of the RSUs held by such participant (the “Performance Period”), provided that such Performance Period may be no longer than three (3) years after the calendar year in which the Award was granted.

Unless otherwise set forth in an underlying RSU Agreement (as defined in the Omnibus Plan) or Article 6.2 of the Omnibus Plan, the vesting of RSUs will not commence before the 1st anniversary of the date of grant. Subject to the vesting and other conditions and provisions set forth in the Omnibus Plan and in an underlying RSU Agreement, the Board shall determine whether each RSU awarded to a Participant shall entitle the Participant: (i) to receive one Common Share issued from treasury; (ii) to receive the “Cash Equivalent” of one Common Share; or (iii) to elect to receive either one Common Share from treasury, the Cash Equivalent of one Common Share or a combination of cash and Common Shares.

The vesting determination date means the date on which the Board determines if the Performance Criteria and/or other vesting conditions with respect to a RSU have been met (the “RSU Vesting Determination Date”), and as a result, establishes the number of RSUs that become vested, if any.

Except as otherwise provided in an underlying RSU Agreement, all of the vested RSUs covered by a particular grant shall be settled as soon as practicable and in any event within ten (10) Business Days following their RSU Vesting Determination Date and, subject to Article 5.2 of the Omnibus Plan, no later than the end of the restriction period determined by the Board (the “RSU Settlement Date”).

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Settlement of RSUs shall take place promptly following the RSU Settlement Date and take the form set out in an RSU settlement notice through: (a) in the case of settlement of RSUs for their Cash Equivalent, delivery of a cheque to the Participant representing the Cash Equivalent; (b) in the case of settlement of RSUs for Common Shares, delivery of a share certificate to the Participant or the entry of the Participant’s name on the share register for the Common Shares; or (c) in the case of settlement of the RSUs for a combination of Common Shares and the Cash Equivalent, a combination of (a) and (b).

Notwithstanding any other provision of the Omnibus Plan, in the event that an RSU Settlement Date falls during a Black-Out Period or other trading restriction imposed by the Company and the Participant has not delivered an RSU settlement notice, then such RSU Settlement Date shall be automatically extended to the tenth (10th) business day following the date that such Black-Out Period or other trading restriction is lifted, terminated or removed.

Conclusion

With shareholder approval of the Omnibus Plan, the main components of the compensation program will be:

●	the fixed base salary;

●	short-term incentives – the annual discretionary cash bonus; and

●	medium and long-term equity-based incentives – Options, DSUs and RSUs.

The Omnibus Plan serves several purposes for the Company. One purpose is to develop the interests of Eligible Participants in the growth and development of the Company by providing such persons with the opportunity to acquire a proprietary interest in the Company. All Eligible Participants are considered eligible to be selected to receive an Award under the Omnibus Plan. Another purpose is to attract and retain key talent and valuable Eligible Participants, who are necessary to the Company’s success and reputation, with a competitive compensation mechanism. Finally, the Omnibus Plan will align the interests of the participants with those of the Company’s shareholders by devising a compensation mechanism which encourages the prudent maximization of distributions to shareholders and long-term growth.

As of the date hereof, there were an aggregate of 3,797,432 Options, nil DSUs, and 750,589 RSUs outstanding under the existing Omnibus Plan (or approximately 4.02% of the total issued and outstanding Common Shares.) The Omnibus Plan will be administered by the Board of the Company or such committee as may be designated by the Board to administer the Omnibus Plan. The Omnibus Plan must be renewed at each annual shareholder meeting according to TSXV rules.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve the Omnibus Plan (the “Omnibus Resolution”), as follows:

BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.	The Omnibus Plan substantially as described in the Management Information Circular of Torque Esports Corp. (the “Corporation”) dated June 15 2020, is hereby approved, ratified and confirmed.

2.	The Omnibus Plan be authorized and approved as the stock option plan and equity incentive plan of the Corporation, subject to any limitations imposed by applicable regulations, laws, rules and policies.

3.	Any officer or director of the Corporation is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such officer or director may be necessary or desirable to give effect to this resolution.

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In order to be adopted, the Omnibus Resolution must be passed by a simple majority of the votes cast in person or by proxy, at the Meeting, of disinterested shareholders. All directors and senior officers and their associates and affiliates will be excluded from voting on the Omnibus Resolution, including, Tom Rogers, Darren Cox, Louis Schwartz, Peter Liabotis, Bryan Reyhani, Hank Ratner and Steven Zenz. As of the date hereof, the Company has advised that a total of 7,785,460 Common Shares will be excluded from voting on the Omnibus Resolution.

The Board unanimously recommends that the shareholders vote FOR the Omnibus Resolution. It is intended that the Common Shares represented by proxies in favour of management nominees will be voted in favour of the Omnibus Resolution in the absence of direction to the contrary from the shareholder appointing them. An affirmative vote of a majority of the votes cast by disinterested shareholders at the meeting is sufficient for approval of the Omnibus Resolution.

Approval of Share Consolidation

The Company desires to maintain the flexibility to apply to list its Common Shares on the NASDAQ, subject to the Company satisfying all necessary third-party and regulatory approvals.

Management proposes that the Shareholders approve a special resolution providing for the consolidation (the “Consolidation”) of the Company’s issued and outstanding Common Shares at such a consolidation ratio, to be determined by the Board in its sole discretion, to permit the Company to satisfy all conditions and necessary regulatory approvals to list the Common Shares on the NASDAQ.

Effect of Consolidation

If approved and implemented, the Consolidation will occur simultaneously for all of the Company’s issued and outstanding Common Shares. The Common Shares will be consolidated at a ratio to be determined by the Board in its sole discretion, such that following the Consolidation, the Company will be able to satisfy the listing requirements of NASDAQ.

The implementation of the Consolidation would not affect the total Shareholders’ equity of the Company or any components of Shareholders’ equity as reflected on the Company’s financial statements except to change the number of issued and outstanding Common Shares to reflect the Consolidation.

Effect on Convertible Securities

The exercise or conversion price and/or the number of Common Shares issuable under any outstanding convertible securities, including under outstanding options, warrants, rights, and any other similar securities will be proportionately adjusted upon the implementation of the Consolidation, in accordance with the terms of such securities, on the same basis as the Consolidation.

TSX-V Approval

Assuming Shareholder approval is received at the Meeting, and assuming that the Board determines to proceed with the Consolidation, the Consolidation will be subject to the approval of the TSX Venture Exchange (“TSX-V”), and confirmation that, on a post-consolidation basis, the Company would meet all applicable TSX-V listing requirements. If the TSX-V does not approve the Consolidation, the Company will not proceed with the Consolidation.

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Letters of Transmittal

Upon the Consolidation becoming effective, letters of transmittal will be sent by mail to all registered holders of Common Shares then issued and outstanding for use in transmitting their share certificates to the Company’s registrar and transfer agent, Computershare Investor Services Inc., in exchange for new certificates representing the number of Common Shares to which such Shareholder is entitled as a result of such Consolidation. Upon return of a properly completed letter of transmittal, together with certificates evidencing the Common Shares, a certificate for the appropriate number of new consolidated Common Shares will be issued at no charge. Shareholders whose Common Shares are registered in the name of an Intermediary should contact such Intermediary to deposit their Common Shares in exchange for a new certificate representing the post-consolidation Common Shares to which such Shareholder is entitled. Such Intermediary may have its own procedures for processing the Consolidation.

Certain Risks Associated with the Consolidation

There can be no assurance that any increase in the market price per Common Share resulting from the Consolidation will be sustainable or that it will equal or exceed the direct arithmetical result of the Consolidation since there are numerous factors and contingencies which could affect such price, including the status of the market for the Common Shares at the time, the Company’s reported results or operation in future periods and general economic, geopolitical, stock market and industry conditions.

There can be no assurance that the total market capitalization of the Company (the aggregate value of all Common Shares at the market price then in effect) immediately after the Consolidation will be equal to or greater than the total market capitalization immediately before the Consolidation.

There can be no assurance that the Company’s application to list its Common Shares on the NASDAQ, if submitted, will be approved.

There can be no assurance that the Company will complete the Consolidation.

Implementation

The Consolidation resolution (the “Consolidation Resolution”), as set out below, provides that the Board is authorized, in its sole discretion, to determine not to proceed with the proposed Consolidation without further approval of the Shareholders of the Company. The Board is authorized to revoke the Consolidation Resolution in its sole discretion without further approval of the Shareholders of the Company at any time prior to implementation of the Consolidation.

Shareholder Approval

In order to effect the Consolidation, assuming the Company has not completed the Continuation (as defined herein), the Company will file articles of amendment pursuant to the OBCA (as defined herein) to amend its current articles (the “Articles of Amendment”). Such Articles of Amendment shall only be filed upon the Board deciding, in its sole discretion, to proceed with the Consolidation in order to permit the Company to satisfy the listing requirements of the NASDAQ. The Consolidation will become effective on the date shown in the certificate of amendment issued pursuant to the OBCA. If the Company has completed the Continuation, the Company will not be required to file articles of amendment under the BCBCA (as defined herein) as a condition to the Consolidation and, subject to receipt of all applicable regulatory approvals, the Company can proceed with the Consolidation upon the Board deciding, in its sole discretion, to proceed with the Consolidation in order to permit the Company to satisfy the listing requirements of the NASDAQ.

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In accordance with both the OBCA and the BCBCA, the Consolidation Resolution must be approved by not less than two-thirds (2/3) of the votes cast by the Shareholders represented at the Meeting in person or by proxy.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Consolidation Resolution, as follows:

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	the board (the “Board of Directors”) of directors of Torque Esports Corp. (the “Corporation”) is authorized to take such actions as are necessary to consolidate (the “Consolidation”) all of the issued and outstanding common shares (the “Common Shares”) at such a consolidation ratio to be determined by the Board of Directors in its sole discretion, to permit the Corporation to satisfy all conditions and necessary regulatory approvals to list the Common Shares on the NASDAQ;

2.	the Board of Directors be and is hereby authorized in its sole direction to fix the ratio to be used in the Consolidation;

3.	in the event that the Consolidation would otherwise result in the issuance of a fractional Common Share, no fractional Common Share shall be issued and such fraction will be rounded down to the nearest whole number;

4.	the Board of Directors, in its sole discretion, may act upon this resolution to effect the Consolidation, or, if deemed appropriate and without any further approval from the shareholders of the Corporation, may choose not to act upon this special resolution notwithstanding shareholder approval of the Consolidation, and it is authorized to revoke this special resolution in its sole discretion at any time prior to effecting the Consolidation;

5.	any director or officer of the Corporation is authorized to cancel (or cause to be cancelled) any certificates evidencing the existing Common Shares and to issue (or cause to be issued) certificates representing the new Common Shares to the holders thereof;

6.	any one director or officer of the Corporation is authorized to do all acts and to execute and deliver all documents or instruments desirable to give effect to the foregoing, including, without limitation, articles of amendment in the form required pursuant to the Business Corporations Act (Ontario), if applicable; and

7.	the directors of the Corporation may, in their discretion, without further approval of or notice to the shareholders of the Corporation decide not to proceed with the Consolidation and otherwise revoke this special resolution at any time prior to the Consolidation being given effect.

The Board unanimously recommends that the shareholders vote FOR the Consolidation Resolution. It is intended that the Common Shares represented by proxies in favour of management nominees will be voted in favour of the Consolidation Resolution in the absence of direction to the contrary from the shareholder appointing them.

Effective Date

Assuming the Company has not completed the Continuation and subject to applicable regulatory requirements, the Consolidation Resolution will be effective on the date on which Articles of Amendment are filed and certified by the Ministry, on which the directors of the Company determine to carry out the Consolidation. If the Company has completed the Continuation, the Consolidation Resolution will be effective on the date on which the directors of the Company determine to carry out the Consolidation.

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If the Consolidation Resolution is approved, no further action on the part of the Shareholders will be required in order for the Board to implement the Consolidation.

Approval of Name Change

The Board proposes to change the name of the Company to “Engine Media Holdings, Inc.”, or such other similar name as may be determined by the Board (the “Name Change”). The Name Change remains subject to all required regulatory approvals, including both TSXV approval and Shareholder approval.

The Company recently completed the Transaction and accordingly has restructured its business and leadership team. The Board feels that the Name Change is in the best interests of the Company in order to reflect the recent changes in the Company’s business activities that now range from esports content, streaming technology, sports gaming, data and analytics as well as intellectual property. The name, Engine Media Holdings, Inc., is derived from the acronym: Esports, News, Gaming, Interactive Network and Engagement.

At the Meeting, the Shareholders will be asked to consider and, if thought appropriate, to pass, with or without variation, a special resolution authorizing the Name Change (the “Name Change Resolution”), as follows:

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	the change of name of Torque Esports Corp. (the “Corporation”) to “Engine Media Holdings, Inc.”, or such other name as the Board of Directors of the Corporation may choose, acting in the best interests of the Corporation is hereby approved;

2.	any director or officer is hereby authorized to send to the Director appointed under the Business Corporations Act (Ontario), Articles of Amendment of the Corporation in the prescribed form, and any one or more directors are hereby authorized to prepare, execute and file Articles of Amendment in the prescribed form in order to give effect to this special resolution, and to execute and deliver all such other deeds, documents and other writings and perform such other acts as may be necessary or desirable to give effect to this special resolution; and

3.	notwithstanding approval of the shareholders of the Corporation as herein provided, the Board of Directors of the Corporation may, in its sole discretion, abandon the name change and any or all of the actions authorized by this special resolution at any time prior to completion thereof in the sole discretion of the Board of Directors of the Corporation without further approval of the shareholders.

The Name Change Resolution must be approved by special resolution in order to become effective. To pass, a special resolution requires the affirmative vote of not less than two-thirds (2/3) of the votes cast by the holders of Common Shares present at the Meeting in person or by proxy.

The Board unanimously recommends that the shareholders vote FOR the Name Change Resolution. It is intended that the Common Shares represented by proxies in favour of management nominees will be voted in favour of the Name Change Resolution in the absence of direction to the contrary from the shareholder appointing them.

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Approval of the Continuation of the Company from Ontario to British Columbia

The Company is currently a corporation governed by the laws of the province of Ontario and is subject to the provisions of the OBCA. At the Meeting, the Shareholders of the Common Shares will be asked to consider and, if thought appropriate, to pass a special resolution (the “Continuance Resolution”) authorizing the Board, in its sole discretion, to apply for the discontinuance of the Company from the provincial jurisdiction of Ontario under the OBCA and to continue the Company into the provincial jurisdiction of British Columbia under the Business Corporations Act (British Columbia) (the “BCBCA”) (the “Continuance”).

The Company was originally incorporated, and currently exists, under the laws of the Province of Ontario but has no meaningful nexus to Ontario at this time. In order to maintain flexibility to apply to list its Common Shares on the NASDAQ, the Board has determined that it would be in the best interests of the Company to effect the Continuance, if and when determined by the Board.

In conjunction with the Continuance, Shareholders are also requested to authorize and approve the amendment of the articles of the Company (the “Existing Articles”) under the OBCA by replacing the Existing Articles in their entirety by the notice of articles (the “Notice of Articles”) and articles under the BCBCA (the “New Articles”) to occur upon completion of the Continuance. Such New Articles will also replace the existing by-laws of the Company.

The Continuance will affect certain of the rights of Shareholders as they currently exist under the OBCA. Shareholders should consult their legal advisors regarding implications of the Continuance, which may be of particular importance to them.

The BCBCA permits companies incorporated outside of British Columbia to be continued into British Columbia. On Continuance, the OBCA will cease to apply to the Company and the Company will thereupon become subject to the BCBCA, as if it had been originally incorporated under the BCBCA. The Continuance will not create a new legal entity, affect the continuity of the Company or result in a change to its business or affect the share capital. The persons elected as directors by the Shareholders at the Meeting will continue to constitute the Board upon the Continuance becoming effective.

The availability of the name “Torque Esports Corp.”, or, “Engine Media Holdings, Inc.”, in the event the Company changes its name prior to the Continuance, is subject to regulatory approval at the time of the Continuance. Accordingly, the Board may be required to change the name of the Company in conjunction with the Continuance to comply with the Business Corporations Regulation, B.C. Reg. 65/2004.

The BCBCA provides that when a foreign corporation (including an OBCA corporation) continues under the BCBCA as a company:

(a)	the property, rights and interests of the foreign corporation continue to be the property, rights and interests of the company;

(b)	the company continues to be liable for the obligations of the foreign corporation;

(c)	an existing cause of action, claim or liability to prosecution is unaffected;

(d)	a legal proceeding being prosecuted or pending by or against the foreign corporation may be prosecuted or its prosecution may be continued, as the case may be, by or against the company; and

(e)	a conviction against, or a ruling, order or judgement in favour of or against the foreign corporation may be enforced by or against the company.

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Continuance Process

In order to effect the Continuance:

(1)	the Continuance Resolution must be approved by special resolution of at least two-thirds (2/3) of the votes cast at the Meeting in person or by proxy in favour of the Continuance;

(2)	the Company must make an application to the Director under the OBCA for consent to continue (the “Letter of Satisfaction”) under the BCBCA, such application to establish to the satisfaction of the Director that the proposed Continuance will not adversely affect the Company’s creditors or Shareholders;

(3)	once the Continuance Resolution is passed and the Company has obtained the Letter of Satisfaction, the Company must file a continuation application and the Letter of Satisfaction, along with prescribed documents under the BCBCA, with the British Columbia Registrar of Companies to obtain a Certificate of Continuation;

(4)	on the date shown on the Certificate of Continuation issued by the British Columbia Registrar of Companies, the Company will become a company registered under the laws of the Province of British Columbia as if it had been incorporated under the laws of the Province of British Columbia; and

(5)	the Company must then file a copy of the Certificate of Continuation with the Director under the OBCA and receive a Certificate of Discontinuance under the OBCA.

Effect of Continuance

Upon completion of the Continuance, the OBCA will cease to apply to the Company and the Company will thereupon become subject to the BCBCA, as if it had been originally incorporated as a British Columbia company. Each previously outstanding Common Share will continue to be a Common Share of the Company as a company governed by the BCBCA.

The Continuance will not create a new legal entity, affect the continuity of the Company or result in a change in its business. The persons elected as directors by the Shareholders at the Meeting will continue to constitute the Board upon the Continuance becoming effective. Nor will the Continuance affect the Company’s status as a listed company on the TSX-V or as a reporting issuer under applicable securities laws of any jurisdiction in Canada. The Company will remain subject to the requirements of all applicable securities legislation.

As of the effective date of the Continuance, the Existing Articles and existing by-laws of the Company will be replaced with the New Articles under the BCBCA that are proposed to be adopted in connection with the Continuance in substantially the form attached hereto as Schedule “C”.

Notwithstanding the approval of the Continuance by the Shareholders, the directors may abandon the Continuance without further approval from the Shareholders. If the Continuance is abandoned, the Company’s jurisdiction of incorporation will remain under the OBCA and the Continuance will not be completed.

Corporate Governance Differences

In general terms, the BCBCA provides to the Shareholders substantively the same rights as are available to the Shareholders under the OBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions, and is consistent with corporate legislation in most other Canadian jurisdictions; there are, however, some important differences between the two. The following is a summary comparison of certain provisions of the BCBCA and the OBCA which pertain to rights of the Shareholders. This summary is not intended to be exhaustive and Shareholders should consult their legal advisers regarding all of the implications of the Continuance.

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Charter Documents

Under the BCBCA, the charter documents will consist of a notice of articles, which sets forth, among other things, the name of the company and the amount and type of authorized capital, and indicates if there are any rights and restrictions attached to the issued shares, and articles, which will set the rules for the Company’s conduct following the Continuance. The continuation application (with a form of the notice of articles) is filed with the British Columbia Registrar of Companies, and the articles will be filed only with the Company’s records office.

In connection with the Continuance, it is necessary that the Company adopt the New Articles. Accordingly, as part of the Continuance Resolution, Shareholders will also be asked to approve the adoption by the Company of the New Articles, which comply with the requirements of the BCBCA, in substitution for the Existing Articles and the existing by-laws of the Company and any amendments thereto to date. The Continuance to British Columbia and the adoption of the New Articles will not result in any material changes to the constitution, powers or management of the Company, except as otherwise described herein.

A copy of the proposed New Articles and the Notice of Articles are attached hereto as Schedule “C” and Schedule “D”, respectively. The proposed New Articles and the Notice of Articles will also be available for review at the Meeting. If the Continuance is approved at the Meeting and subsequently completed, a copy of the New Articles and the Notice of Articles will be available on SEDAR at www.sedar.com.

Amendments to Charter Documents

Any substantive change to the articles of a corporation under the OBCA, such as alteration of the restrictions, if any, on the business that may be carried on by the corporation, a change in the name of the corporation or an increase or reduction of the authorized capital of the corporation requires a special resolution passed by not less than two-thirds of the votes cast by shareholders voting in person or by proxy at a general meeting of the corporation. Other fundamental changes such as an alteration of special rights and restrictions attached to the issued shares or a proposed amalgamation or continuation of a corporation out of the jurisdiction also require a special resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class entitled to vote at a general meeting of the corporation. The holders of shares of a class or of a series are, in certain situations and unless the articles provide otherwise, entitled to vote separately as a class or series upon a proposal to amend the articles.

Under the BCBCA, a company may alter its articles by the type of resolution specified by the BCBCA, in the manner specified by the company’s articles, or if neither of the BCBCA and articles specify the type of resolution, by special resolution. A company may alter its articles to specify or change the majority of votes required for shareholders holding shares of a class or series of shares to pass a special separate resolution, provided the shareholders resolve, by a special resolution, to make the alteration, and the shareholders holding shares of that class or series of shares consent to such alteration by special separate resolution. A right or special right attached to issued shares must not be prejudiced or interfered with under the BCBCA or under the notice of articles or articles unless the shareholders holding shares of the class or series of shares to which such right or special right is attached consent by a special separate resolution of those shareholders.

Sale of Undertaking

Under the OBCA, a corporation may sell, lease or otherwise dispose of all or substantially all of the property of the corporation if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by at least two-thirds (2/3) of the votes cast on the resolution.

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Under the BCBCA, a corporation may sell, lease or otherwise dispose of all or substantially all of the undertaking of the corporation if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution, being a resolution passed by shareholders where the majority of the votes cast by shareholders entitled to vote on the resolution constitutes a special majority (at least two-thirds of the votes cast, unless a greater majority of up to three quarters is required by the corporation’s articles). The BCBCA contains a number of exceptions to the foregoing, including with respect to dispositions by way of security interests, certain kinds of leases, and dispositions to related corporations or entities.

Under the OBCA, if a sale, lease or exchange of all or substantially all of the property of a corporation would affect a particular class or series of shares in a manner that is different than the shares of another class or series entitled to vote, then such class or series of shares are entitled to a separate class or series vote, regardless of whether or not such shares otherwise carry the right to vote.

While the shareholder approval thresholds will be the same under the BCBCA and the OBCA, there are differences in the nature of the sale which requires such approval, i.e., a sale of all or substantially all of the “undertaking” under the BCBCA and of all or substantially all the “property” under the OBCA.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable in respect of:

(a)	a resolution to amend the articles to alter restrictions on the powers of the company or on the business the company is permitted to carry on;

(b)	a resolution to adopt an amalgamation agreement;

(c)	a resolution to approve an amalgamation into a foreign jurisdiction;

(d)	a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	any other resolution, if dissent is authorized by the resolution; or

(h)	any court order that permits dissent.

The OBCA contains a similar dissent remedy, subject to certain qualifications and provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right under the OBCA is applicable in the event that the Company proposes to:

(a)	amend its articles to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation;

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(d)	be continued under the laws of another jurisdiction; or

(e)	sell, lease or exchange all or substantially all its property.

In addition, a shareholder of an OBCA corporation has a dissent right if a court orders a dissent right under an arrangement.

Oppression Remedies

Under the BCBCA, a shareholder of a company (including a beneficial owner of a share of the company and any other person whom the court considers to be an appropriate person) has the right to apply to the court on the grounds that:

(a)	the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant; or

(b)	some act of the company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court may make any interim or final order it considers appropriate including an order to prohibit any act proposed by the company.

Under the OBCA a registered shareholder, beneficial shareholder, former registered shareholder or beneficial shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, and in the case of an offering corporation, the Ontario Securities Commission, may apply to a court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates: (a) any act or omission of a corporation or its affiliates effects or threatens to effect a result; (b) the business or affairs of a corporation or its affiliates are or have been or are threatened to be carried on or conducted in a manner; or (c) the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer.

Shareholder Derivative Actions

Under the BCBCA, a shareholder (including a beneficial owner of a share of the company and any other person whom the court considers to be an appropriate person) or director of a company may, with leave of the court, prosecute or defend a legal proceeding in the name and on behalf of a company to enforce a right, duty or obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such a right, duty or obligation.

Similarly, under the OBCA, a complainant, defined under Section 245 of the OBCA as including a registered or beneficial shareholder or a current or former director or officer of a corporation, or any other person who the court considers to be a proper person to make an application under Section 246 of the OBCA, may with leave of the court, bring an action in the name and on behalf of the corporation or any of its subsidiaries or intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation.

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Shareholder Proposals

Both the BCBCA and the OBCA contain provisions with respect to shareholder proposals. Under the OBCA, a shareholder entitled to vote at an annual meeting of shareholders may:

(a) submit to the corporation notice of a proposal; and

(b) discuss at the meeting any matter in respect of which he would have been entitled to submit a proposal.

The corporation that solicits proxies shall send the proposal in the information circular or attach the proposal to the information circular. If requested by the shareholder, management must also enclose with the information circular a statement by the shareholder in support of the proposal provided such statement meets certain criteria. In addition, a proposal may include nominations for the election of directors if the proposal is signed by one or more holders of shares representing in the aggregate not less than five per cent of the shares or five per cent of the shares of a class or series of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented. Management of a public company is not required to send the proposal or supporting statement with the management information circular where:

(a)	the proposal is not received at least sixty days before the anniversary date of the previous annual general meeting if the matter is proposed to be raised at an annual meeting, or at least sixty days before a meeting other than the annual meeting, if the matter is proposed to be raised at a meeting other than the annual meeting;

(b)	the proposal has been submitted for the purpose of enforcing a personal claim or redressing a personal grievance against the corporation, its directors, officers or security holders, or for a purpose that is not generally related in any significant way to the business or affairs of the corporation;

(c)	the corporation, at the shareholder’s request, included a proposal in a management information circular relating to a meeting of shareholders held within two years preceding the receipt of the request, and the shareholder failed to present the proposal, in person, or by proxy, at such meeting; or

(d)	substantially the same proposal was submitted to shareholders in a management information circular relating to a meeting of shareholders held within two years preceding the receipt of the request and the proposal was defeated.

Under the BCBCA, a proposal may only be submitted by qualified shareholders, which means an owner (whether registered or beneficial) of shares that carry the right to vote at a general meeting who has been such a shareholder for an uninterrupted period of at least two years before the date of signing the proposal, provided that such shareholder has not, within two years before the date of the signing of the proposal, failed to present, in person or by proxy, at any annual general meeting, an earlier proposal submitted by such shareholder in respect to which the corporation complied with its obligations under the BCBCA.

The proposal must meet certain criteria and must be supported by qualified shareholders who, together with the submitter, are registered or beneficial owner of shares that, in the aggregate, constitute at least one per cent of the issued shares of the corporation that carry the right to vote at general meetings, or that have a fair market value in excess of $2,000.

A company that receives such a proposal must send the text of the proposal, the names and mailing addresses of the submitter and supporting shareholders, and the text of any supporting statement accompanying the proposal to all of the persons who are entitled to notice of the annual general meeting in relation to which the proposal is made. Such information must be sent in, or within the time for sending of, the notice of the applicable annual general meeting, or in the company’s information circular, if any, sent in respect of the applicable annual general meeting. If the submitter is a qualified shareholder at the time of the annual general meeting to which its proposal relates, the company must allow the submitter to present the proposal, in person or by proxy, at such meeting. If two or more proposals received by the company in relation to the same annual general meeting are substantially the same, the company only needs to comply with such requirements in relation to the first proposal received and not any others. A company may also refuse to process a proposal in certain other circumstances, including where a proposal deals with matters beyond the company’s power to implement.

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Requisition of Meetings

The BCBCA provides that shareholders who, at the date on which the requisition is received by the company, hold in the aggregate not less than 5% of the issued shares of the company that carry the right to vote at general meetings may give notice to the directors requiring them to call and hold a general meeting within four months, subject to certain exceptions. No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting. Meetings requisitioned under the BCBCA must be, as nearly as possible, conducted in the same general manner as a general meeting called by the directors.

The OBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to require the directors to call and hold a meeting of shareholders of a corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days on receiving the requisition, any shareholder who signed the requisition may call the meeting.

Form of Proxy and Information Circular

The OBCA requires a public corporation, currently with or prior to sending notice of a meeting of shareholders, to send a form of proxy to each shareholder who is entitled to receive notice of the meeting, and to provide with the notice of meeting of shareholders a form of proxy in the prescribed form for use by every shareholder entitled to vote at such meeting as well as a management information circular containing prescribed information regarding the matters to be dealt with at, and the conduct of, the meeting.

In British Columbia, the mandatory solicitation of proxies is dealt with under the applicable securities legislation. Therefore, the BCBCA does not contain provisions that require the mandatory solicitation of proxies and delivery of a management information circular.

Place of Meetings

Under the BCBCA, meetings of shareholders must be held in the Province of British Columbia unless the articles provide for a location outside British Columbia, or the articles do not restrict the company from approving a location outside British Columbia and the location is approved by an ordinary resolution or other type of resolution required by the articles, or unless the location is approved in writing by the BC Registrar before the meeting is held.

The OBCA provides that meetings of shareholders may be held at a place either inside or outside Ontario, as the directors may determine appropriate, subject to the articles, by-laws and any unanimous shareholders’ agreement of the corporation.

Directors

Both the BCBCA and OBCA provide that a public corporation must have a minimum of three directors. Each director’s term of office expires immediately before the election or appointment of directors at the annual general meeting or when he or she ceases to hold office under the BCBCA. The Company may remove any director before the expiration of his or her term of office by special resolution, or by the resolution or method specified in the articles. While the BCBCA does not have any Canadian or provincial residency requirements for directors, the OBCA requires that at least 25% of directors of a corporation must be resident Canadians.

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Capital Structure

If the Shareholders approve the Continuance, the capital structure of the Company will not change because of such approval.

As an OBCA corporation, the Company’s charter documents consist of the Existing Articles and the existing by-laws and any amendments thereto to date. On completion of the Continuance, the Company will cease to be governed by the OBCA and will thereafter be deemed to have been formed under the BCBCA. There are some differences in shareholder rights under the BCBCA and OBCA and under the New Articles proposed to be adopted by the Company upon the Continuance.

Rights of Dissent in Respect of Continuance

Under the provisions of Section 185 of the OBCA, a registered Shareholder is entitled to send a written objection to the Continuance Resolution. In addition to any other right a Shareholder may have, when the action authorized by the Continuance Resolution becomes effective, a registered Shareholder who complies with the dissent procedure under Section 185 of the OBCA is entitled to be paid the fair value of his or her Common Shares in respect of which he or she dissents, determined as at the close of business on the day before the Continuance Resolution is adopted.

Persons who are beneficial holders of Common Shares registered in the name of an intermediary or in some other name who wish to dissent, should be aware that only the registered owner of such securities is entitled to dissent. Accordingly, a beneficial Shareholder desiring to dissent must make arrangements for the Common Shares beneficially owned by such holder to be registered in such Shareholder’s name prior to the time the written objection to the Continuance Resolution is required to be received by the Company or, alternatively, make arrangements for the registered Shareholder to dissent on the beneficial Shareholder’s behalf. It is strongly suggested that any beneficial Shareholder wishing to dissent seek independent legal advice, as the failure to comply strictly with the provisions of section 185 of the OBCA, may prejudice such beneficial Shareholder’s right to dissent.

The execution or exercise of a proxy does not constitute a written objection for the purposes of subsection 185(6) of the OBCA.

A dissenting Shareholder must submit to the Company a written objection to the Continuance Resolution (a “Dissent Notice”), which Dissent Notice must be received by the Company’s counsel, Fogler, Rubinoff LLP, 77 King Street West, Suite 3000, P.O Box 95, Toronto-Dominion Centre, Toronto, Ontario, M5K 1G8, Attention: Rick Moscone, at or before the Meeting (or at or before the date that any adjourned or postponed Meeting is reconvened or held, as the case may be), and must otherwise strictly comply with the dissent procedures prescribed by the OBCA. No Shareholder who has voted Common Shares in favor of the Continuance Resolution shall be entitled to exercise dissent rights with respect to such Common Shares and a registered Shareholder may not exercise the right to dissent in respect of only a portion of the Common Shares held on behalf of any one beneficial owner and registered in that registered Shareholder’s name.

The Company is required within ten days after the Shareholders adopt the Continuance Resolution to notify each dissenting Shareholder that the Continuance Resolution has been adopted. Such notice is not required to be sent to any Shareholder who voted in favor of the Continuance Resolution or who has withdrawn his or her Dissent Notice.

A dissenting Shareholder who has not withdrawn its Dissent Notice prior to the Meeting must, within 20 days after receipt of notice that the Continuance Resolution has been adopted, or if a dissenting Shareholder does not receive such notice, within twenty days after learning that the Continuance Resolution has been adopted, send to the Company, a written notice of such dissenting Shareholder containing his, her or its name and address, the number of Common Shares held (the “Dissenting Shares”) and a demand for payment of the fair value of such Dissenting Shares, submitted to the Company (the “Demand for Payment”). Within 30 days after sending the Demand for Payment, a dissenting Shareholder must send to the Company or its transfer agent certificates representing the Dissenting Shares. The Company will, or will cause its transfer agent to, endorse on share certificates received from a dissenting Shareholder a notice that the holder is a dissenting Shareholder and will forthwith return the share certificates to the dissenting Shareholder. A dissenting Shareholder who fails to send a Dissent Notice, make a Demand for Payment in the time required and to send certificates representing Dissenting Shares in the time required has no right to make a claim under section 185 of the OBCA.

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Under section 185 of the OBCA, after sending a Demand for Payment, a dissenting Shareholder ceases to have any rights as a Shareholder in respect of its Dissenting Shares other than the right to be paid the fair value of the Dissenting Shares by the Company, unless: (i) the dissenting Shareholder withdraws its Demand for Payment before the Company makes a written offer to the dissenting Shareholder to pay for its Dissenting Shares in an amount considered by the Company to be the fair value of the Dissenting Shares (the “Offer to Pay”); or (ii) the Company fails to make an Offer to Pay in accordance with subsection 185(15) of the OBCA and the dissenting Shareholder withdraws the Demand for Payment, in which case the dissenting Shareholder’s rights as a Shareholder are reinstated as of the date that the Demand for Payment was sent.

The Company is required, not later than seven days after the later of the day on which effective date of the Continuance (the “Effective Date”) or the date on which a Demand for Payment is received by the Company from a dissenting Shareholder, to send to each dissenting Shareholder who has sent a Demand for Payment an Offer to Pay for its Dissenting Shares in an amount considered by the Company to be the fair value of such Dissenting Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay for Dissenting Shares must be on the same terms. The Company must pay for the Dissenting Shares of a dissenting Shareholder within ten days after an Offer to Pay has been accepted by the dissenting Shareholder, but any such Offer to Pay lapses if the Company does not receive an acceptance thereof within thirty days after the Offer to Pay has been made.

If the Company fails to make an Offer to Pay for a dissenting Shareholder’s Dissenting Shares, or if a dissenting Shareholder fails to accept an Offer to Pay that has been made, the Company may, within fifty days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Dissenting Shares. If the Company fails to apply to a court, a dissenting Shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow. A dissenting Shareholder is not required to give security for costs in such an application. Any such application by the Company or a dissenting Shareholder must be made to a court in Ontario or a court having jurisdiction in the place where the dissenting Shareholder resides if the Company carries on business in that province.

Before the Company makes an application to such court or not later than seven days after a dissenting Shareholder makes an application to the court, the Company will be required to notify each affected dissenting Shareholder of the date, place and consequences of the application and of the dissenting Shareholder’s right to appear and be heard in person or by counsel. Upon an application to a court, all dissenting Shareholders who have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any other person is a dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissenting Shares of all dissenting Shareholders. The final order of a court will be rendered in favor of each dissenting Shareholder for the amount of the fair value of its Dissenting Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each dissenting Shareholder from the Effective Date until the date of payment.

Failure to adhere strictly to the requirements of Section 185 of the OBCA and the time frames specified therein may result in the loss or unavailability of rights under that Section.

The above is only a summary of the dissenting Shareholder provisions of the OBCA, which are technical and complex. The full text of the dissent procedures provided by Section 185 of the OBCA is set out at Schedule “E” attached hereto. Shareholders who may wish to dissent should read Schedule “E” carefully and in its entirety. It is suggested that a Shareholder wishing to exercise a right to dissent should seek legal advice, as failure to comply strictly with the provisions of the OBCA may result in the loss or unavailability of the right to dissent.

42

Shareholder Approval

In accordance with the OBCA, the Continuance Resolution must be approved by not less than two-thirds (2/3) of the votes cast by the Shareholders represented at the Meeting in person or by proxy.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Continuance Resolution, as follows:

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	Torque Esports Corp. (the “Corporation”) be authorized to undertake and complete the continuance from the Province of Ontario to the Province of British Columbia, pursuant to Section 181 of the Business Corporations Act (Ontario) (“OBCA”) and Section 302 of the Business Corporations Act (British Columbia) (the “BCBCA”);

2.	the Corporation be authorized to prepare a continuation application (the “Continuation Application”), including the notice of articles, respecting the proposed continuance of the Corporation to British Columbia and that any one director or officer be authorized to do all that is required to complete the continuance to British Columbia and any one director or officer be authorized to determine the form of such documents required in respect thereof, including any supplements or amendments thereto, including, without limitation, the documents referred to below;

3.	the Corporation be authorized and directed to apply pursuant to section 181 of the OBCA to the Director appointed under the OBCA for his or her authorization to permit the Continuance;

4.	the Corporation apply to the Registrar of Companies of British Columbia (the “BC Registrar”) to permit such continuance in accordance with section 302 of the BCBCA;

5.	subject to the issuance by the BC Registrar of a Certificate of Continuation and without affecting the validity of the Corporation and the existence of the Corporation by or under its articles and by-laws and any act done thereunder, effective upon issuance of the Certificate of Continuation, the Corporation adopt the notice of articles attached to the Continuation Application and the articles in the form approved by the directors of the Corporation pursuant to the BCBCA, in substitution for the articles and existing by-laws of the Corporation pursuant to the OBCA, and all amendments reflected therein, are approved and adopted;

6.	legal counsel licensed to practice in the Province of British Columbia, as selected by any director or officer or the Corporation, be appointed as the Corporation’s agent to electronically file the Continuation Application with the BC Registrar and to apply to the Federal Registrar for authorization permitting the continuation and to request a Certificate of Discontinuation under the OBCA;

7.	effective on the date of the Continuance, the Corporation adopt the notice of articles and articles substantially in the form presented at the Meeting in substitution, respectively, for the articles and existing by-laws of the Corporation;

8.	notwithstanding the passage of this special resolution by the shareholders, the Board of Directors of the Corporation, in its sole discretion and without further notice to or approval of the shareholders, may decide not to proceed with the continuance or otherwise give effect to this special resolution, at any time prior to the continuance becoming effective; and

43

9.	any one officer or director of the Corporation is authorized, for and on behalf of the Corporation, to execute and deliver such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby including, without limitation, the execution and filing of the Continuation Application and any forms prescribed by or contemplated under the BCBCA.

The persons named in the form of proxy accompanying this Circular intend to vote FOR the Continuance Resolution, unless the Shareholder who has given such proxy has directed that the Common Shares represented by such proxy be voted against the Continuance Resolution.

Effective Date

The Continuance and the New Articles shall take effect immediately on the date and time the continuation application, including the Notice of Articles, is filed with the British Columbia Registrar of Companies. The New Articles shall have effect immediately upon completion of the Continuance.

Notwithstanding the approval of the Continuance by the Shareholders, the Board may abandon the Continuance without further approval from the Shareholders. If the Continuance is abandoned, the Company’s jurisdiction of incorporation will remain under the OBCA and the Continuance will not be completed.

INDICATION OF OFFICER AND DIRECTORS

All of the directors and executive officers of the Company have indicated that they intend to vote their Common Shares in favour of each of the above resolutions. In addition, unless authority to do so is indicated otherwise, the persons named in the enclosed Proxy intend to vote the Common Shares represented by such proxies in favour of each of the above resolutions.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 77 King Street W., Suite 3000, P.O Box 95, Toronto Ontario, M5K 1G8, to request copies of the Company’s financial statements and MD&A. Financial information is provided in the Company’s comparative financial statements and MD&A for the fiscal year ended August 31, 2019 and subsequent interim periods, which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The contents of this Circular and its distribution to the Shareholders have been approved by the Board.

DATED June 15, 2020

BY ORDER OF THE BOARD

/s/ “ Tom Rogers”
Tom Rogers
Executive Chairman

44

SCHEDULE “A”

TORQUE ESPORTS CORP.

AUDIT COMMITTEE CHARTER

June 11, 2020

NAME

There shall be a committee of the board of directors (the “Board”) of Torque Esports Corp. (the “Company”) known as the “Audit Committee”.

PURPOSE OF AUDIT COMMITTEE

The Audit Committee has been established to assist the Board in fulfilling its oversight responsibilities with respect to the following principal areas:

(a)	the Company’s external audit function; including the qualifications, independence, appointment and oversight of the work of the external auditors;

(b)	the Company’s accounting and financial reporting requirements;

(c)	the Company’s reporting of financial information to the public;

(d)	the Company’s compliance with law and regulatory requirements;

(e)	the Company’s risks and risk management policies;

(f)	the Company’s system of internal controls and management information systems; and

(g)	such other functions as are delegated to it by the Board.

Specifically, with respect to the Company’s external audit function, the Audit Committee assists the Board in fulfilling its oversight responsibilities relating to: the quality and integrity of the Company’s financial statements; the independent auditors’ qualifications; and the performance of the Company’s independent auditors.

MEMBERSHIP

The Audit Committee shall consist of as many members as the Board shall determine but, in any event not fewer than three directors appointed by the Board. Each member of the Audit Committee shall be “independent” (as such term is defined under applicable laws and in the rules and regulations of all exchanges on which the securities of the Company are listed for trading) and continue to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a director of the Company. The Board may fill a vacancy that occurs in the Audit Committee at any time.

Members of the Audit Committee shall be selected based upon the following and in accordance with applicable laws, rules and regulations:

(a)	Financially Literate. Each member shall be financially literate. For these purposes, an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. At least one member of the Audit Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

A-1

(b)	No Participation in Preparation of Financial Statements. No member can have participated in the preparation of the Company’s, or any of its subsidiaries’, financial statements at any time during the past three years.

CHAIR AND SECRETARY

The Chair of the Audit Committee shall be designated by the Board. If the Chair is not present at a meeting of the Audit Committee, the members of the Audit Committee may designate an interim Chair for the meeting by majority vote of the members present. The Secretary of the Company shall be the Secretary of the Audit Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Audit Committee members who are present. A member of the Audit Committee may be designated as the liaison member to report on the deliberations of the audit committees of affiliated companies (if applicable).

MEETINGS

The Chair of the Audit Committee, in consultation with the Audit Committee members, shall determine the schedule and frequency of the Audit Committee meetings provided that the Audit Committee will meet at least four times in each fiscal year and at least once in every fiscal quarter. The Audit Committee shall have the authority to convene additional meetings as circumstances require.

Notice of every meeting shall be given to the external and internal auditors of the Company, and meetings shall be convened whenever requested by the external auditors or any member of the Audit Committee in accordance with applicable law. The Audit Committee shall meet separately and periodically with management, legal counsel and the external auditors.

MEETING AGENDAS

Agendas for meetings of the Audit Committee shall be developed by the Chair of the Audit Committee in consultation with the management and the corporate secretary, and shall be circulated to Audit Committee members as far in advance of each Audit Committee meeting as is reasonable.

RESOURCES AND AUTHORITY

The Audit Committee shall have the resources and the authority to discharge its responsibilities, including the authority, in its sole discretion, to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management. The Audit Committee shall have the authority, without seeking approval of the Board or management, to set and pay the compensation for any such outside consultants, independent legal counsel and other advisors and experts employed by the Audit Committee in connection with carrying out its duties.

The Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, including investigations relating to complaints with respect to accounting, internal accounting controls and/or auditing matters. The Audit Committee shall have direct access to and the authority to communicate directly with the internal and external auditors, the counsel of the Company and other officers and employees of the Company.

The members of the Audit Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and its subsidiaries. Any member of the Audit Committee may require the external or internal auditors to attend any or every meeting of the Audit Committee.

A-2

RESPONSIBILITIES

The Company’s management is responsible for preparing the Company’s financial statements and the external auditors are responsible for auditing those financial statements. The Audit Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors, and overseeing the activities of the internal auditors (as applicable).

The specific responsibilities of the Audit Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Audit Committee from examining any matters related to its purpose.

1.	Financial Reporting Process and Financial Statements

The Audit Committee shall:

(a)	in consultation with the external auditors and the internal auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies;

(b)	review and oversee on an ongoing basis (i) all material transactions and material contracts entered into between (A) the Company or any subsidiary of the Company, and (B) any subsidiary, director, officer, insider or related party of the Company, other than transactions in the ordinary course of business; (ii) potential conflict of interest situations; and (iii) all “related party transactions” (as such term or similar term is defined under all applicable laws) for potential conflict of interest situations;

(c)	review and discuss with management and the external auditors: (i) the preparation of the Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements; (ii) whether the financial statements present fairly (in accordance with accounting principles generally accepted in the United States of America, or, if applicable, IFRS) in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented; (iii) any matters required to be discussed with the external auditors; (iv) an annual report from the external auditors of the matters required to be discussed under Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 16 including: (A) all critical accounting policies and practices used by the Company; (B) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors; and (C) other material written communications between the external auditors and management;

(d)	following completion of the annual audit, review with each of: (i) management; (ii) the external auditors; and (iii) the internal auditors, any significant issues, concerns or difficulties encountered during the course of the audit;

(e)	resolve disagreements between management and the external auditors regarding financial reporting;

(f)	review the interim quarterly and annual financial statements, Management’s Discussion and Analysis and annual and interim profit or loss press releases prior to the public disclosure of such information; and

(g)	review and be satisfied that adequate procedures are in place for the review of the public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f) above, and periodically assess the adequacy of those procedures.

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2.	External auditors

The Audit Committee shall:

(a)	require the external auditors to report directly to the Audit Committee;

(b)	be directly responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders;

(c)	approve all audit engagements and must pre-approve the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Audit Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Audit Committee will retain the external auditors. The Audit Committee may delegate to one or more of its independent members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Audit Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting following such pre-approval;

(d)	review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the present and former external auditors;

(e)	receive written communications from the external auditor, consistent with PCAOB Rule 3526, on all relationships between the external auditor and the Company or persons in financial oversight reporting roles at the Company that may be thought to bear on the external auditor’s independence and the written affirmation of the external auditor of their independence as of the date of the communication. Actively engage in a dialogue with the external auditor regarding any relationship or services that may impact the objectivity or independence of the external auditor. Evaluate the qualifications, performance and independence of the auditor, including considering whether the provision of permitted non-audit services is compatible with maintaining the auditor’s independence. Confirm with the independent auditor that the rotation of the audit partner, lead partner and concurring partner of the external auditor is occurring as required by law. Obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A(b) of the Exchange Act regarding the detection and reporting of any illegal acts;

(f)	request and review the audit plan of the external auditors as well as a report by the external auditors to be submitted at least annually regarding: (i) the external auditing firm’s internal quality-control procedures; (ii) any material issues raised by the external auditor’s own most recent internal quality-control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and (iii) all relationships between independent auditor and the Company to enable assessment of the auditor’s independence; and

(g)	review any problems experienced by the external auditors in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management.

A-4

3.	Accounting Systems and Internal Controls

The Audit Committee shall:

(a)	oversee management’s design and implementation of and reporting on internal controls. The Audit Committee shall also receive and review reports from management, the internal auditors and the external auditors on an annual basis with regard to the reliability and effective operation of the Company’s accounting system and internal controls; and

(b)	review annually the activities, organization and qualifications of the internal auditors and discuss with the external auditors the responsibilities, budget and staffing of the internal audit function.

4.	Legal and Regulatory Requirements

The Audit Committee shall:

(a)	receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

(b)	review, prior to finalization, periodic public disclosure documents containing financial information, including the Management’s Discussion and Analysis and Annual Information Form, if required;

(c)	prepare the report of the Audit Committee required to be included in the Company’s periodic filings;

(d)	review with the Company’s counsel legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and

(e)	assist the Board in the oversight of compliance with legal and regulatory requirements and review with legal counsel the adequacy and effectiveness of the Company’s procedures to ensure compliance with legal and regulatory responsibilities.

5.	Additional Responsibilities

The Audit Committee shall:

(a)	discuss policies with the external auditor, internal auditor and management with respect to risk assessment and risk management, including discussing with management the Company’s major risk exposures and the steps that have been taken to monitor and control such exposures;

(b)	establish procedures and policies for the following:

(i)	the receipt, retention, treatment and resolution of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by directors or employees of the Company of concerns regarding questionable accounting or auditing matters or any potential violations of legal or regulatory provisions;

(c)	prepare and review with the Board an annual performance evaluation of the Audit Committee;

(d)	report regularly to the Board, including with regard to matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, and the performance and independence of the external auditors; and

(e)	review and reassess the adequacy of the Audit Committee’s Charter on an annual basis.

6.	Limitation on the Oversight Role of the Audit Committee

Nothing in this Charter is intended, or may be construed, to impose on any member of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board are subject.

Each member of the Audit Committee shall be entitled, to the fullest extent permitted by law, to rely on the integrity of those persons and organizations within and outside the Company from whom he or she receives financial and other information, and the accuracy of the information provided to the Company by such persons or organizations.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and in accordance with applicable accounting principles and standards and applicable rules and regulations. These are the responsibility of management and the external auditors.

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SCHEDULE “B”

OMNIBUS INCENTIVE PLAN

TORQUE ESPORTS CORP.

OMNIBUS EQUITY INCENTIVE PLAN

B-i

Article 6	GENERAL CONDITIONS		B-12

	6.1	General Conditions applicable to Awards.	B-12

	6.2	General Conditions applicable to Awards.	B-13

	6.3	Unfunded Plan.	B-14

Article 7	ADJUSTMENTS AND AMENDMENTS		B-15

	7.1	Adjustment to Shares Subject to Outstanding Awards.	B-15

	7.2	Amendment or Discontinuance of the Plan.	B-15

	7.3	Change in Control	B-17

Article 8	MISCELLANEOUS		B-17

	8.1	Use of an Administrative Agent and Trustee.	B-17

	8.2	Tax Withholding.	B-17

	8.3	Reorganization of the Corporation.	B-18

	8.4	Governing Laws.	B-18

	8.5	Severability.	B-18

	8.6	Effective Date of the Plan.	B-18

Article 9	CALIFORNIA PARTICIPANTS		B-18

	9.1	Termination of Employment.	B-18

	9.2	Issuance of Securities	B-19

	9.3	Approval of Plan	B-19

Article 10	Plan Provisions Applicable to U.S. Taxpayers		B-19

	10.1	General.	B-19

	10.2	Definitions.	B-19

	10.3	Compliance with Section 409A.	B-20

	APPENDIX “A” FORM OF OPTION AGREEMENT		B-A-1

		SCHEDULE “A” ELECTION TO EXERCISE STOCK OPTIONS	B-A-4

		APPENDIX “B” FORM OF DSU AGREEMENT	B-B-1

		APPENDIX “C” FORM OF RSU AGREEMENT	B-C-1

B-ii

TORQUE ESPORTS CORP.

OMNIBUS EQUITY INCENTIVE PLAN

Torque Esports Corp. (the “Corporation”) hereby amends and restates its Omnibus Equity Incentive Plan (the “Plan”) for certain qualified directors, officers, employees, Consultants (as defined herein) and service providers providing ongoing services to the Corporation and its Affiliates (as defined herein) that can have a significant impact on the Corporation’s long-term results.

Article 1

DEFINITIONS

1.1	Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

“Affiliates” has the meaning given to this term in the Securities Act (Ontario), as such legislation may be amended, supplemented or replaced from time to time;

“Associate”, where used to indicate a relationship with a Participant, means (i) any partner of that Participant and (ii) the spouse of that Participant and that Participant’s children, as well as that Participant’s relatives and that Participant’s spouse’s relatives, if they share that Participant’s residence;

“Awards” means Options, RSUs, DSUs granted to a Participant pursuant to the terms of the Plan;

“Black-Out Period” means a period of time when pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons designated by the Corporation;

“Board” has the meaning ascribed thereto in Section 2.2(a) hereof;

“Business Day” means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Toronto, Ontario, Canada, for the transaction of banking business;

“California Option” means an Option granted to a California Participant;

“California Participant” has the meaning ascribed thereto in Article 9 hereof;

“Cash Equivalent” means the amount of money equal to the Market Value multiplied by the number of vested RSUs in the Participant’s Account, net of any applicable taxes in accordance with Section 8.2, on the RSU Settlement Date;

“Change in Control” means the occurrence of any of the following events: (i) the acquisition, directly or indirectly, by any Person or group of Persons acting jointly or in concert, within the meaning of National Instrument 62-104 - Takeover Bids and Issuer Bids (or any successor instrument thereto), of a beneficial interest in voting or equity securities of the Corporation, together with all voting or equity securities of the Corporation at the time held beneficially, directly or indirectly by such person or persons acting jointly or in concert, equal to more than 50% of the votes associated with the outstanding voting securities of the Corporation; (ii) a merger, consolidation, plan of arrangement or reorganization of the Corporation that results in the beneficial, direct or indirect transfer of more than 50% of the total voting power of the resulting entity’s outstanding securities to a person, or group of persons acting jointly and in concert, who are different from the person(s) that have, beneficially, directly or indirectly, more than 50% of the total voting power prior to such transaction; (iii) any sale, lease, exchange or other transfer (in one transaction or series of related transactions) of all or substantially all of the Corporation’s property and assets, or (iv) the Corporation’s shareholders approving any plan or proposal for the liquidation or dissolution of the Corporation;

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“Code of Conduct” means any code of conduct adopted by the Corporation, as modified from time to time;

“Committee” has the meaning ascribed thereto in Section 2.2(a) hereof;

“Consultant” means a “Consultant” as defined by the TSXV; provided that such consultant (i) is a natural person, (ii) provides bona fide services to the Corporation and (iii) whose services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Corporation’s securities;

“Corporation” means Torque Esports Corp., a corporation existing under the Business Corporations Act (Ontario), as amended from time to time;

“Date of Grant” means, for any Award, the date specified by the Board at the time it grants the Award or if no such date is specified, the date upon which the Award was granted;

“DSU” means a deferred share unit, which is a bookkeeping entry equivalent in value to a Share credited to a Participant’s Account in accordance with Article 4 hereof;

“DSU Agreement” means a written letter agreement between the Corporation and a Participant evidencing the grant of DSUs and the terms and conditions thereof, substantially in the form of Appendix “B”;

“DSU Redemption Notice” has the meaning ascribed thereto in Section 4.3(a) hereof;

“Eligible Director” means members of the Board who, at the time of execution of a Grant Agreement, and at all times thereafter while they continue to serve as a member of the Board, are not officers, senior executives or other employees of the Corporation or a Subsidiary, Consultants or service providers providing ongoing services to the Corporation and its Affiliates;

“Eligible Participants” has the meaning ascribed thereto in Section 2.3(a) hereof;

“Employment Agreement” means, with respect to any Participant, any written employment agreement between the Corporation or an Affiliate and such Participant;

“Exercise Notice” means a notice in writing signed by a Participant and stating the Participant’s intention to exercise a particular Award, if applicable;

“Grant Agreement” means an agreement evidencing the grant to a Participant of an Award, including an Option Agreement, a DSU Agreement, a RSU Agreement or an Employment Agreement;

“Insider” has the meaning given to the term in TSXV Corporate Finance Manual, as same may be amended, supplemented or replaced from time to time;

“Market Value” means at any date when the market value of Shares of the Corporation is to be determined, the closing price of the Shares on the Trading Day prior to the date of grant on the principal stock exchange on which the Shares are listed, less any discount permitted by the rules or policies of the TSXV, or if the Shares of the Corporation are not listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith;

“Option” means an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, but subject to the provisions hereof;

B-2

“Option Agreement” means a written letter agreement between the Corporation and a Participant evidencing the grant of Options and the terms and conditions thereof, substantially in the form set out in Appendix “A”;

“Option Price” has the meaning ascribed thereto in Section 3.3 hereof;

“Option Term” has the meaning ascribed thereto in Section 3.4 hereof;

“Participants” means Eligible Participants that are granted Awards under the Plan;

“Participant’s Account” means an account maintained for each Participant’s participation in DSUs and/or RSUs under the Plan;

“Performance Criteria” means criteria established by the Board which, without limitation, may include criteria based on the Participant’s personal performance and/or the financial performance of the Corporation and/or of its Affiliates, and that may be used to determine the vesting of the Awards, when applicable;

“Performance Period” means the period determined by the Board pursuant to Section 5.3 hereof;

“Person” means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

“Plan” means this Omnibus Equity Incentive Plan, as amended and restated from time to time;

“Restriction Period” means the period determined by the Board pursuant to Section 5.3 hereof;

“RSU” means a right awarded to a Participant to receive a payment in the form of Shares as provided in Article 5 hereof and subject to the terms and conditions of this Plan;

“RSU Agreement” means a written letter agreement between the Corporation and a Participant evidencing the grant of RSUs and the terms and conditions thereof, substantially in the form of Appendix “C”;

“RSU Settlement Date” has the meaning determined in Section 5.6(a)(i);

“RSU Settlement Notice” means a notice by a Participant to the Corporation electing the desired form of settlement of vested RSUs;

“RSU Vesting Determination Date” has the meaning described thereto in Section 5.5 hereof;

“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more full-time employees, directors, officers, insiders, service providers or Consultants of the Corporation or a Subsidiary including a share purchase from treasury by a full-time employee, director, officer, insider, service provider or Consultant which is financially assisted by the Corporation or a Subsidiary by way of a loan, guarantee or otherwise;

“Shares” means the common shares in the capital of the Corporation;

“Subsidiary” means a corporation, company, partnership or other body corporate that is controlled, directly or indirectly, by the Corporation;

“Successor Corporation” has the meaning ascribed thereto in Section 7.1(c) hereof;

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“Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time;

“Termination Date” means the date on which a Participant ceases to be an Eligible Participant;

“Trading Day” means any day on which the TSXV is opened for trading;

“TSXV” means the TSX Venture Exchange; and

“Vested Awards” has the meaning described thereto in Section 6.2(b) hereof.

Article 2

PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS

2.1	Purpose of the Plan.

(a)	The purpose of the Plan is to permit the Corporation to grant Awards to Eligible Participants, subject to certain conditions as hereinafter set forth, for the following purposes:

(i)	to increase the interest in the Corporation’s welfare of those Eligible Participants, who share responsibility for the management, growth and protection of the business of the Corporation or a Subsidiary;

(ii)	to provide an incentive to such Eligible Participants to continue their services for the Corporation or a Subsidiary and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Corporation or a Subsidiary are necessary or essential to its success, image, reputation or activities;

(iii)	to reward the Participants for their performance of services while working for the Corporation or a Subsidiary; and

(iv)	to provide a means through which the Corporation or a Subsidiary may attract and retain able Persons to enter its employment.

2.2	Implementation and Administration of the Plan.

(a)	The Plan shall be administered and interpreted by the Board or, if the Board by resolution so decides, by a committee appointed by the Board (the “Committee”) and consisting of not less than three (3) members of the Board. If a Committee is appointed for this purpose, all references to the term “Board” will be deemed to be references to the Committee.

(b)	The Board may, from time to time, as it may deem expedient, adopt, amend and rescind rules and regulations for carrying out the provisions and purposes of the Plan, subject to any applicable rules of the TSXV. Subject to the provisions of the Plan, the Board is authorized, in its sole discretion, to make such determinations under, and such interpretations of, and take such steps and actions in connection with, the proper administration of the Plan as it may deem necessary or advisable. The interpretation, construction and application of the Plan and any provisions hereof made by the Board shall be final and binding on all Eligible Participants.

(c)	No member of the Board or of the Committee shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any Award granted hereunder.

(d)	Any determination approved by a majority of the Board shall be deemed to be a determination of that matter by the Board.

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2.3	Eligible Participants.

(a)	The Persons who shall be eligible to receive Awards (“Eligible Participants”) shall be bona fide directors, officers, senior executives and other employees of the Corporation or a Subsidiary, Consultants and service providers providing ongoing services to the Corporation and its Affiliates, who the Board may determine from time to time, in its sole discretion, to hold key positions in the Corporation or a Subsidiary. In determining Awards to be granted under the Plan, the Board shall give due consideration to the value of each Eligible Participant’s present and potential future contribution to the Corporation’s success. For greater certainty, a Person whose employment with the Corporation or a Subsidiary has ceased for any reason, or who has given notice or been given notice of such cessation, whether such cessation was initiated by such employee, the Corporation or such Subsidiary, as the case may be, shall cease to be eligible to receive Awards hereunder as of the date on which such Person provides notice to the Corporation or the Subsidiary, as the case may be, in writing or verbally, of such cessation, or on the Termination Date for any cessation of a Participant’s employment initiated by the Corporation.

(b)	Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Eligible Participant’s relationship or employment with the Corporation.

(c)	Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee of employment by the Corporation to the Participant.

2.4	Shares Subject to the Plan.

(a)	Subject to adjustment pursuant to provisions of Article 7 hereof, the total number of Shares reserved and available for grant and issuance pursuant to Awards shall not exceed 22,516,268 Shares, less the number of Shares reserved for issuance under all other Share Compensation Arrangements of the Corporation.

(b)	For so long as the Corporation is listed on the TSXV or on another exchange that requires the Corporation to fix the number of Shares to be issued in settlement of DSUs and RSUs, the maximum number of Shares available for issuance pursuant to the settlement of DSUs and RSUs shall be 11,258,134 Shares.

(c)	The aggregate number of Shares issuable to Insiders at any time, under all of the Corporation’s Share Compensation Arrangements, shall not exceed 10% of the Corporation’s issued and outstanding Shares.

(d)	The aggregate number of Shares for which Awards may be issued to any one Participant in any 12-month period shall not exceed 5% of the outstanding Shares, calculated on the date an Award is granted to the Participant, unless the Corporation obtains disinterested shareholder approval as required by the policies of the TSXV. The aggregate number of Shares for which Awards may be issued to any one Consultant within any 12-month period shall not exceed 2% of the outstanding Shares, calculated on the date an Award is granted to the Consultant. The aggregate number of Shares for which Options may be issued to any Persons retained to provide Investor Relations Activities (as defined by the TSXV) within any 12-month period shall not exceed 2% of the outstanding Shares, calculated on the date an Option is granted to such Persons.

(e)	Subject to adjustment pursuant to provisions of Article 7 hereof, the aggregate number of Shares (i) issued to Insiders under the Plan or any other proposed or established Share Compensation Arrangement within any 12-month period and (ii) issuable to Insiders at any time under the Plan or any other proposed or established Share Compensation Arrangement, shall in each case not exceed ten percent (10%) of the total issued and outstanding Shares of the Corporation (on a non-diluted basis) from time to time.

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(f)	(i) the Board shall not make grants of Awards to Directors if, after giving effect to such grants of Awards, the aggregate number of Shares issuable to Directors, at the time of such grant, under all of the Corporation’s Share Compensation Arrangements would exceed 1% of the issued and outstanding Shares on a non-diluted basis, and (ii) within any one financial year of the Corporation, (A) the aggregate fair value on the Date of Grant of all Options granted to any one Director shall not exceed $100,000, and (B) the aggregate fair market value on the Date of Grant of all Awards (including, for greater certainty, the fair market value of the Options) granted to any one Director under all of the Share Compensation Arrangements shall not exceed $150,000; provided that such limits shall not apply to (i) Awards taken in lieu of any cash retainer or meeting director fees, and (ii) a one-time initial grant to a Director upon such Director joining the Board.

2.5	Granting of Awards.

(a)	Any Award granted under the Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Award, if applicable, upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, if applicable, such Award may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

(b)	Any Award granted under the Plan shall be subject to the requirement that, the Corporation has the right to place any restriction or legend on any securities issued pursuant to this Plan including, but in no way limited to placing a legend to the effect that the securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States unless registration or an exemption from registration is available.

Article 3

OPTIONS

3.1	Nature of Options.

An Option is an option granted by the Corporation to a Participant entitling such Participant to acquire, for each Option issued, one Share from treasury at the Option Price, but subject to the provisions hereof.

3.2	Option Awards.

Subject to the provisions set forth in this Plan and any shareholder or regulatory approval which may be required, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive Options under the Plan, (ii) fix the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (iii) determine the price per Share to be payable upon the exercise of each such Option (the “Option Price”) and the relevant vesting provisions (including Performance Criteria, if applicable) and Option Term, the whole subject to the terms and conditions prescribed in this Plan, in any Option Agreement and any applicable rules of the TSXV. Unless otherwise set forth in the Option Agreement or outlined under Article 6.2, the vesting of Options will not commence before the 1st anniversary from the Date of Grant.

3.3	Option Price.

The Option Price for Shares that are the subject of any Option shall be fixed by the Board when such Option is granted, but shall not be less than the Market Value of such Shares at the time of the grant.

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3.4	Option Term.

(a)	The Board shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, commencing on the date such Option is granted to the Participant and ending as specified in this Plan, or in the Option Agreement, but in no event shall an Option expire on a date which is later than ten (10) years from the date the Option is granted (“Option Term”). Unless otherwise determined by the Board, all unexercised Options shall be cancelled at the expiry of such Options.

(b)	Should the expiration date for an Option fall within a Black-Out Period or within ten (10) Business Days following the expiration of a Black-Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Black-Out Period, such tenth Business Day to be considered the expiration date for such Option for all purposes under the Plan. Notwithstanding Section 7.2 hereof, the ten (10) Business Day-period referred to in this Section 3.4 may not be extended by the Board.

3.5	Exercise of Options.

(a)	Subject to the provisions of this Plan, a Participant shall be entitled to exercise an Option granted to such Participant at any time prior to the expiry of the Option Term, subject to vesting limitations which may be imposed by the Board at the time such Option is granted.

(b)	Prior to its expiration or earlier termination in accordance with the Plan, each Option shall be exercisable as to all or such part or parts of the optioned Shares and at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board at the time of granting the particular Option, may determine in its sole discretion. For greater certainty, no Option shall be exercised by a Participant during a Black-Out Period.

3.6	Method of Exercise and Payment of Purchase Price.

(a)	Subject to the provisions of the Plan and the alternative exercise procedures set out herein, an Option granted under the Plan may be exercisable (from time to time as provided in Section 3.5 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering a fully completed Exercise Notice to the Corporation at its registered office to the attention of the Corporate Secretary of the Corporation (or the individual that the Corporate Secretary of the Corporation may from time to time designate), together with a bank draft, certified cheque or other form of payment acceptable to the Corporation in an amount equal to the aggregate Option Price of the Shares to be purchased pursuant to the exercise of the Options.

(b)	Where Shares are to be issued to the Participant pursuant to the terms of this Section 3.6, as soon as practicable following the receipt of the Exercise Notice and, if Options are exercised only in accordance with the terms of Section 3.6(a), the required bank draft, certified cheque or other acceptable form of payment, the Corporation shall duly issue such Shares to the Participant as fully paid and non-assessable.

(c)	Upon the exercise of an Option pursuant to Section 3.6(a), the Corporation shall, as soon as practicable after such exercise but no later than ten (10) Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares to either:

(i)	deliver to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice; or

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(ii)	in the case of Shares issued in uncertificated form, cause the issuance of the aggregate number of Shares the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice to be evidenced by a book position on the register of the shareholders of the Corporation to be maintained by the transfer agent and registrar of the Shares.

3.7	Option Agreements.

Options shall be evidenced by an Option Agreement or included in an Employment Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine, provided that the substance of Article 3 and Article 6 hereof be included therein. The Option Agreement shall contain such terms that may be considered necessary in order that the Option will comply with any provisions respecting options in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the corporation.

Article 4

DEFERRED SHARE UNITS

4.1	Nature of DSUs.

A DSU is an Award to an Eligible Director, subject to restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing service to the Corporation and/or achievement of pre-established vesting conditions.

4.2	DSU Awards.

(a)	Each Eligible Director may receive all or a portion of his or her annual retainer fee in the form of a grant of DSUs in each fiscal year. The number of DSUs shall be calculated as the applicable portion of the Eligible Director’s annual retainer fee divided by the Market Value. At the discretion of the Board, fractional DSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

(b)	The DSUs are structured so as to be considered to be a plan described in section 7 of the Tax Act or any successor to such provision.

(c)	Subject to the vesting and other conditions and provisions set forth herein and in the DSU Agreement, the Board shall determine whether each DSU awarded to a Participant shall entitle the Participant: (i) to receive one Share issued from treasury; (ii) to receive the Cash Equivalent of one Share; or (iii) to elect to receive either One Share from treasury, the Cash Equivalent of One Share or a combination of cash and Shares.

4.3	Redemption of DSUs.

(a)	Each Eligible Director shall be entitled to redeem his or her DSUs during the period commencing on the Business Day immediately following the Termination Date and ending on the date that is two years following the Termination Date, or a shorter such redemption period set out in the relevant DSU Agreement, by providing a written notice of settlement to the Corporation setting out the number of DSUs to be settled and the particulars regarding the registration of the Shares issuable upon settlement (the “DSU Redemption Notice”). In the event of the death of an Eligible Director, the Notice of Redemption shall be filed by the administrator or liquidator of the estate of the Eligible Director.

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(b)	If a DSU Redemption Notice is not received by the Corporation on or before the 90th day following the Termination Date, the Eligible Director shall be deemed to have delivered a DSU Redemption Notice and the Corporation shall redeem all of the Eligible Director’s DSUs in exchange for Shares to be delivered to the Eligible Director, administrator or liquidator of the estate of the Eligible Director or the cash equivalent of the shares, as applicable.

(c)	For the purposes of determining the number of Shares from treasury to be issued or cash equivalent value to be delivered to an Eligible Director upon redemption of DSUs pursuant to Section 4.3, such calculation will be made on the date the Corporation receives, or is deemed to receive, the DSU Redemption Notice and be the whole number of Shares equal to the whole number of DSUs then recorded in the Eligible Director’s Account which the Eligible Director requests or is deemed to request to redeem pursuant to the DSU Redemption Notice. Shares issued from treasury or the cash equivalent provided will be issued in consideration for the past services of the Eligible Director to the Corporation and the entitlement of the Eligible Director under this Plan shall be satisfied in full by such issuance of Shares.

(d)	Subject to Section 4.3(e), settlement of DSUs shall take place promptly following the Corporation’s receipt or deemed receipt of the DSU Redemption Notice through delivery of a share certificate to the Eligible Director, the entry of the Eligible Director’s name on the share register for the Shares or the cash equivalent of the shares.

(e)	Notwithstanding any other provision of this Plan, in the event that (i) a DSU Redemption Notice is received during a Black-Out Period or other trading restriction imposed by the Corporation; or (ii) the Eligible Director has not delivered a DSU Redemption Notice and the 90th day following the Termination Date falls during a Black-Out Period or other trading restriction imposed by the Corporation, then settlement of the applicable DSUs shall be automatically extended to the tenth (10th) Business Day following the date that such Black-Out Period or other trading restriction is lifted, terminated or removed.

4.4	DSU Agreements.

DSUs shall be evidenced by a DSU Agreement or included in an Employment Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine, provided that the substance of Article 4 and Article 6 hereof be included therein. The DSU Agreement shall contain such terms that may be considered necessary in order that the DSU will comply with any provisions respecting deferred share units in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the corporation.

Article 5

RESTRICTED SHARE UNITS

5.1	Nature of RSUs.

A RSU is an Award entitling the recipient to acquire Shares, at such purchase price as determined by the Board, subject to such restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives.

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5.2	RSU Awards.

(a)	Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive RSUs under the Plan, (ii) fix the number of RSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs shall be granted, and (iii) determine the relevant conditions and vesting provisions (including the applicable Performance Period and Performance Criteria, if any) and Restriction Period of such RSUs, the whole subject to the terms and conditions prescribed in this Plan and in any RSU Agreement.

(b)	The Board shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A, with respect to a U.S. Taxpayer.

(c)	Unless otherwise set forth in the RSU Agreement or outlined under Article 6.2, the vesting of RSUs will not commence before the 1st anniversary from the Date of Grant.

(d)	The RSUs are structured so as to be considered to be a plan described in section 7 of the Tax Act or any successor to such provision.

(e)	Subject to the vesting and other conditions and provisions set forth herein and in the RSU Agreement, the Board shall determine whether each RSU awarded to a Participant shall entitle the Participant: (i) to receive one Share issued from treasury; (ii) to receive the Cash Equivalent of one Share; or (iii) to elect to receive either One Share from treasury, the Cash Equivalent of One Share or a combination of cash and Shares.

(f)	RSUs shall be settled by the Participant at any time beginning on the first Business Day following their RSU Vesting Determination Date but no later than the RSU Settlement Date.

5.3	Restriction Period.

The applicable restriction period in respect of a particular RSU award shall be determined by the Board. For Eligible Participants subject to the Income Tax Act (Canada), the Restriction Period of a particular RSU in all cases shall end no later than December 31 of the calendar year which is three (3) years after the calendar year in which the Award is granted (“Restriction Period”). For example, the Restriction Period for a grant made in June 2018 shall end no later than December 31, 2021. Subject to the Board’s determination, any vested RSUs with respect to a Restriction Period will be paid to Participants in accordance with Article 5, no later than the end of the Restriction Period. Unless otherwise determined by the Board, all unvested RSUs shall be cancelled on the RSU Vesting Determination Date (as such term is defined in Section 5.5) and, in any event, no later than the last day of the Restriction Period.

5.4	Performance Criteria and Performance Period.

(a)	For each award of RSUs, the Board shall establish the period in which any Performance Criteria and other vesting conditions must be met in order for a Participant to be entitled to receive Shares in exchange for all or a portion of the RSUs held by such Participant (the “Performance Period”), provided that such Performance Period may not expire after the end of the Restriction Period, being no longer than three (3) years after the calendar year in which the Award was granted.

(b)	The Board will issue Performance Criteria prior to the Date of Grant to which such Performance Criteria pertain. The Performance Criteria may be based upon the achievement of corporate, divisional or individual goals, and may be applied to performance relative to an index or comparator group, or on any other basis determined by the Board. Following the Date of Grant, the Board may modify the Performance Criteria as necessary to align them with the Corporation’s corporate objectives, subject to any limitations set forth in an RSU Agreement or an employment or other agreement with a Participant. The Performance Criteria may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur) and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur), all as set forth in the applicable RSU Agreement.

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5.5	RSU Vesting Determination Date.

The vesting determination date means the date on which the Board determines if the Performance Criteria and/or other vesting conditions with respect to a RSU have been met (the “RSU Vesting Determination Date”), and as a result, establishes the number of RSUs that become vested, if any. For greater certainty, the RSU Vesting Determination Date must fall after the end of the Performance Period, if any, but no later than the last day of the Restriction Period each of which will not occur before the 1st anniversary from the Date of Grant, unless provided for under the RSU Agreement or under a situation outlined in Article 6.2.

5.6	Settlement of RSUs.

(a)	Except as otherwise provided in the RSU Agreement,

(i)	all of the vested RSUs covered by a particular grant shall be settled as soon as practicable and in any event within ten (10) Business Days following their RSU Vesting Determination Date and, subject to Section 5.2 no later than the end of the Restriction Period (the “RSU Settlement Date”).

(ii)	a Participant is entitled to deliver to the Corporation, on or before the RSU Settlement Date, an RSU Settlement Notice in respect of any or all vested RSUs held by such Participant.

(b)	Subject to Section 5.6(d), settlement of RSUs shall take place promptly following the RSU Settlement Date and take the form set out in the RSU Settlement Notice through:

(i)	in the case of settlement of RSUs for their Cash Equivalent, delivery of a cheque to the Participant representing the Cash Equivalent;

(ii)	in the case of settlement of RSUs for Shares, delivery of a share certificate to the Participant or the entry of the Participant’s name on the share register for the Shares; or

(iii)	in the case of settlement of the RSUs for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

(c)	If an RSU Settlement Notice is not received by the Corporation on or before the RSU Settlement Date, settlement shall take the form of Shares issued from treasury as set out in Section 5.7(b).

(d)	Notwithstanding any other provision of this Plan, in the event that an RSU Settlement Date falls during a Black-Out Period or other trading restriction imposed by the Corporation and the Participant has not delivered an RSU Settlement Notice, then such RSU Settlement Date shall be automatically extended to the tenth (10th) Business Day following the date that such Black-Out Period or other trading restriction is lifted, terminated or removed.

5.7	Determination of Amounts.

(a)	Cash Equivalent of RSUs. For purposes of determining the Cash Equivalent of RSUs to be made pursuant to Section 5.6, such calculation will be made on the RSU Settlement Date and shall equal the Market Value on the RSU Settlement Date multiplied by the number of vested RSUs in the Participant’s Account which the Participant desires to settle in cash pursuant to the RSU Settlement Notice.

(b)	Payment in Shares; Issuance of Shares from Treasury. For the purposes of determining the number of Shares from treasury to be issued and delivered to a Participant upon settlement of RSUs pursuant to Section 5.6, such calculation will be made on the RSU Settlement Date and be the whole number of Shares equal to the whole number of vested RSUs then recorded in the Participant’s Account which the Participant desires to settle pursuant to the RSU Settlement Notice. Shares issued from treasury will be issued in consideration for the past services of the Participant to the Corporation and the entitlement of the Participant under this Plan shall be satisfied in full by such issuance of Shares.

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5.8	RSU Agreements.

RSUs shall be evidenced by a RSU Agreement or included in an Employment Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine, provided that the substance of Article 6 hereof be included therein. The RSU Agreement shall contain such terms that may be considered necessary in order that the RSU will comply with any provisions respecting restricted share units in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the corporation.

Article 6

GENERAL CONDITIONS

6.1	General Conditions applicable to Awards.

Each Award, as applicable, shall be subject to the following conditions:

(a)	Employment - The granting of an Award to a Participant shall not impose upon the Corporation or a Subsidiary any obligation to retain the Participant in its employ in any capacity. For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Corporation to grant any awards in the future nor shall it entitle the Participant to receive future grants.

(b)	Rights as a Shareholder - Neither the Participant nor such Participant’s personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant’s Awards until the date of issuance of a share certificate to such Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) or the entry of such person’s name on the share register for the Shares. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued or entry of such person’s name on the share register for the Shares.

(c)	Conformity to Plan – In the event that an Award is granted or a Grant Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

(d)	Non-Transferability – Except as set forth herein, Awards are not transferable and assignable. Awards may be exercised only by:

(i)	the Participant to whom the Awards were granted; or

(ii)	with the Corporation’s prior written approval and subject to such conditions as the Corporation may stipulate, such Participant’s family or retirement savings trust or any registered retirement savings plans or registered retirement income funds of which the Participant is and remains the annuitant; or

(iii)	upon the Participant’s death, by the legal representative of the Participant’s estate; or

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(iv)	upon the Participant’s incapacity, the legal representative having authority to deal with the property of the Participant;

provided that any such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to exercise any Award. A person exercising an Award may subscribe for Shares only in the person’s own name or in the person’s capacity as a legal representative.

6.2	General Conditions applicable to Awards.

Each Award shall be subject to the following conditions:

(a)	Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for “cause”, all unexercised, vested or unvested Awards granted to such Participant shall terminate on the effective date of the termination as specified in the notice of termination. For the purposes of the Plan, the determination by the Corporation that the Participant was discharged for cause shall be binding on the Participant. “Cause” shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Corporation’s Code of Conduct and any reason determined by the Corporation to be cause for termination.

(b)	Permanent Disability. In the case of a Participant’s termination of employment/service due to permanent disability , Awards will be treated as follows:

(i)	Options: Upon a Participant ceasing to be an Eligible Participant by reason of permanent disability, (i) any unvested Option shall terminate and become void immediately, and (ii) any vested Option will cease to be exercisable on the earlier of the ninety (90) days from the date on which the Participant ceases his or her employment or service relationship with the Corporation by reason of permanent disability, and the expiry date of the Award set forth in the Option Agreement, after which the Option will expire. For clarity, any Option that would vest within 12 months of the Participant ceasing to be an Eligible Participant as per this Section 6.2(b)(i) will vest. Notwithstanding this, any unvested Options with Performance Criteria attached to them will have the performance measured based on a pro-rata Performance Period up to the Termination Date with any Options earned based on Performance Criteria vesting and all Options not meeting the Performance Criteria forfeited. If the Participant is determined to have breached any post-employment restrictive covenants in favour of the Corporation within a 12 month period following the Termination Date, then any Awards held by the Participant, whether vested or unvested, will immediately expire and the Participant shall pay to the Corporation any “in-the-money” amounts realized upon exercise of Awards following the Termination Date.

(ii)	RSUs/DSUs: Except as otherwise determined by the Board from time to time, at its sole discretion, upon a Participant ceasing to be an Eligible Participant as a result of permanent disability, all unvested RSUs in the Participant’s Account as of such date relating to a Restriction Period in progress shall remain outstanding and in effect until the applicable RSU Vesting Determination Date. DSUs will immediately vest.

(c)	Resignation. In the case of a Participant ceasing to be an Eligible Participant due to such Participant’s resignation, subject to any later expiration dates determined by the Board, all Awards shall expire on the earlier of ninety (90) days after the effective date of such resignation, or the expiry date of the Award, to the extent such Awards were vested and exercisable by the Participant on the effective date of such resignation and all unexercised unvested Awards granted to such Participant shall terminate on the effective date of such resignation.

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(d)	Termination or Cessation. In the case of a Participant ceasing to be an Eligible Participant for any reason (other than for “cause”, resignation or death) the number of Awards that may vest is subject to pro ration over the applicable vesting or performance period and shall expire on the earlier of ninety (90) days after the effective date of the Termination Date, or the expiry date of the Awards. For greater certainty, the pro ration calculation referred to above shall be net of previously vested Awards. Notwithstanding this, any Awards with Performance Criteria attached to them will have the performance measured based on the pro-rata Performance Period with any Awards earned based on Performance Criteria vesting and all Awards not meeting the Performance Criteria forfeited.

(e)	Death. If a Participant dies while in his or her capacity as an Eligible Participant, all unvested Awards will immediately vest and all Awards will expire one hundred eighty (180) days after the death of such Participant.

(f)	Change in Control. If a Participant is terminated without “cause” or resigns for good reason during the 12 month period following the consummation of a Change in Control, then any unvested Awards will immediately vest and may be exercised within thirty (30) days of such date. Notwithstanding this, any unvested Options or RSUs with Performance Criteria attached to them will have the performance measured based on a pro-rata Performance Period up to the Termination Date with any Options or RSUs earned based on Performance Criteria vesting and all Options or RSUs not meeting the Performance Criteria forfeited. Any Options that become exercisable pursuant to this Section 6.2(f) shall remain open for exercise until the earlier of their expiry date as set out in the Award Agreement and the date that is thirty (30) days after such termination or dismissal.

(g)	Clawback. It is a condition of each grant of an Award that if the Corporation’s financial statements (the “Original Statements”) are required to be restated (other than as a result of a change in accounting policy by the Corporation or under International Financial Reporting Standards applicable to the Corporation) within three years following which such Original Statements were received by shareholders at the Corporation’s then most recent annual general meeting of shareholders, and such restated financial statements (the “Restated Statements”) disclose, in the opinion of the Board, acting reasonably, materially worse financial results than those contained in the Original Statements, then the Board may, in its sole discretion, to the full extent permitted by governing law and to the extent it determines that such action is in the best interest of the Corporation, and in addition to any other rights that the Corporation or an Affiliate may have at law or under any agreement, take any or all of the following actions, as applicable): (i) require the Participant to reimburse the Corporation for any amount paid to the Participant in respect of an Award in cash in excess of the amount that should otherwise have been paid in respect of such Award had the determination of such compensation been based upon the Restated Statements, less, in any event, the amount of tax withheld pursuant to the Tax Act or other relevant taxing authority in respect of the amount paid in cash in the year of payment; (ii) cancel and terminate any one or more unvested Awards on or prior to the applicable maturity or vesting dates, or cancel or terminate any outstanding Awards which have vested in the twelve (12) months prior to the date on which the Board determines that the Corporation’s Original Statements are required to be restated (a “Relevant Equity Recoupment Date”); and/or (iii) require payment to the Corporation of the value of any Shares of the Corporation acquired by the Participant pursuant to an Award granted in the twelve (12) months prior to a Relevant Equity Recoupment Date (less any amount paid by the Participant) to acquire such Shares and less the amount of tax withheld pursuant to the Tax Act or other relevant taxing authority in respect of such Shares).

6.3	Unfunded Plan.

Unless otherwise determined by the Board, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation. Notwithstanding the foregoing, any determinations made shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the Income Tax Regulations, adopted under the Income Tax Act (Canada) or any successor provision thereto.

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Article 7

ADJUSTMENTS AND AMENDMENTS

7.1	Adjustment to Shares Subject to Outstanding Awards.

(a)	In the event of any subdivision of the Shares into a greater number of Shares at any time after the grant of an Award to a Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant, at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof, in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such subdivision if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(b)	In the event of any consolidation of Shares into a lesser number of Shares at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such consideration if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(c)	If, at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall make a distribution, without the receipt of consideration, to all holders of Shares or other securities in the capital of the Corporation, or cash, evidences of indebtedness or other assets of the Corporation (excluding an ordinary course dividend in cash or shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Corporation or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit), or should the Corporation effect any transaction or change having a similar effect, then the price or the number of Shares to which the Participant is entitled upon exercise or vesting of Award shall be adjusted to take into account such distribution, transaction or change. The Board shall determine the appropriate adjustments to be made in such circumstances in order to maintain the Participants’ economic rights in respect of their Awards in connection with such distribution, transaction or change.

7.2	Amendment or Discontinuance of the Plan.

(a)	The Board may amend the Plan or any Award at any time without the consent of the Participants provided that such amendment shall:

(i)	not adversely alter or impair any Award previously granted except as permitted by the provisions of Article 7 hereof;

(ii)	be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSXV; and

(iii)	be subject to shareholder approval, where required by law, the requirements of the TSXV or the provisions of the Plan, provided that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

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amendments of a general “housekeeping” or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Plan; and

changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Award provided that for Options it does not entail an extension beyond the original Expiry Date;

The Committee may, by resolution, but subject to applicable regulatory approvals, decide that any of the provisions hereof concerning the effect of termination of the Participant’s employment shall not apply for any reason acceptable to the Committee.

(b)	Notwithstanding Section 7.2(a)(iii), the Board shall be required to obtain shareholder approval to make the following amendments:

(i)	any change to the maximum number of Shares issuable from treasury under the Plan, except such increase by operation of Section 2.4 and in the event of an adjustment pursuant to Article 7;

(ii)	any amendment which reduces the exercise price of any Award, as applicable, after such Awards have been granted or any cancellation of an Award and the substitution of that Award by a new Award with a reduced price, except in the case of an adjustment pursuant to Article 7, provided that disinterested shareholder approval will be obtained for any reduction in the exercise price if the Participant is an Insider of the Corporation at the time of the proposed amendment;

(iii)	any amendment which extends the expiry date of any Award, or the Restriction Period of any RSU beyond the original expiry date, except in case of an extension due to a Black-Out Period;

(iv)	any amendment which would have the potential of broadening or increasing participation by Insiders;

(v)	any amendment which would permit any Award granted under the Plan to be transferable or assignable by any Participant other than for normal estate settlement purposes;

(vi)	any amendment which increases the maximum number of Shares that may be (i) issuable to Insiders, Associates of such Insiders, Consultants or Persons retained to provide Investor Relations Activities at any time; or (ii) issued to Insiders, Associates of such Insiders, Consultants or Persons retained to provide Investor Relations Activities under the Plan; and any other proposed or established Share Compensation Arrangement in a one-year period, except in case of an adjustment pursuant to Article 7;

(vii)	increase limits imposed on the participation of non-employee directors that are not officers or employees of the Corporation;

(viii)	otherwise cause the Plan to cease to comply with any tax or regulatory requirement, including for these purposes any approval or other requirement; or

(ix)	any amendment to the amendment provisions of the Plan, provided that Shares held directly or indirectly by Insiders benefiting from the amendments in Sections (ii) and (iii) shall be excluded when obtaining such shareholder approval.

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(c)	The Board may, subject to regulatory approval, discontinue the Plan at any time without the consent of the Participants provided that such discontinuance shall not materially and adversely affect any Awards previously granted to a Participant under the Plan.

7.3	Change in Control

(a)	If a Change of Control occurs, and unless otherwise provided in an Award Agreement or a written employment contract between the Corporation and a Participant and except as otherwise set out in this Section 7.3(a), the Board, may provide that: (1) the successor corporation or entity will assume each Award or replace it with a substitute Award on terms substantially similar to the existing Award; (2) the Awards will be surrendered for a cash payment made by the successor corporation or entity equal to the Fair Market Value thereof; or (3) any combination of the foregoing will occur, provided that the replacement of any Option with a substitute Option shall, at all times, comply with the provisions of subsection 7(1.4) of the Tax Act, and the replacement of any Award with a substitute Option, substitute DSU or substitute RSU shall be such that the substitute Award shall continuously be governed by section 7 of the Tax Act.

(b)	If within 12 months following a Change of Control, and unless otherwise provided in an Award Agreement or a written employment contract between the Corporation and a Participant, a Participant’s service, consulting relationship, or employment with the Corporation, or the continuing entity is terminated without cause, or the Participant resigns from his or her employment as a result of either (i) the Corporation requiring the Participant to be based at a location in excess of one hundred (100) kilometers from the location of the Participant’s principal job location or office immediately prior to a Change of Control; or (ii) a reduction in the Participant’s base salary, or a substantial reduction in the Participant’s target compensation under any incentive compensation plan, as in effect as of the date of a Change of Control, then the vesting of all Awards then held by such Participant (and, if applicable, the time during which such Awards may be exercised) will have all of their Options, Deferred Share Units or Restricted Share Units, as applicable, immediately vest. In the event that an Award is subject to vesting upon the attainment of Performance Criteria, then the number of Options or Restricted Share Units that shall immediately vest will be determined by multiplying the Award Agreement by the pro rata Performance Criteria achieved by the Termination Date.

Article 8

MISCELLANEOUS

8.1	Use of an Administrative Agent and Trustee.

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Awards granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. The Corporation and the administrative agent will maintain records showing the number of Awards granted to each Participant under the Plan.

8.2	Tax Withholding.

(a)	Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of applicable source deductions. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding obligation may be satisfied by (a) having the Participant elect to have the appropriate number of such Shares sold by the Corporation, the Corporation’s transfer agent and registrar or any trustee appointed by the Corporation pursuant to Section 8.1 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Corporation, which will in turn remit such amounts to the appropriate governmental authorities, or (b) any other mechanism as may be required or appropriate to conform with local tax and other rules.

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(b)	Notwithstanding the first paragraph of this Section 8.2, the applicable tax withholdings may be waived where the Participant directs in writing that a payment be made directly to the Participant’s registered retirement savings plan in circumstances to which regulation 100(3) of the regulations of the Tax Act apply.

8.3	Reorganization of the Corporation.

The existence of any Awards shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

8.4	Governing Laws.

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

8.5	Severability.

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

8.6	Effective Date of the Plan.

The Plan was approved by the Board on June 9, 2020 and will be effective upon receipt of shareholder and TSXV approvals (the “Effective Date”) until the date it is terminated by the Board in accordance with the Plan.

Article 9

CALIFORNIA PARTICIPANTS

Notwithstanding any other provision contained in this Plan or in any Grant Agreement, this Article 9 shall apply to all Participants that receive Awards issued in reliance on Section 25102(o) of the California Corporations Code (each, a “California Participant”).

9.1	Termination of Employment.

Unless a California Participant’s employment is terminated for Cause, the right to exercise a California Option awarded under the Plan in the event of termination of employment continues until the earlier of: (i) the expiry date set forth in the applicable Option Agreement or (ii) (A) if termination was caused by death or Permanent Disability, at least six months from the date of termination and (B) if termination was caused other than by death or Permanent Disability, at least thirty days from the date of termination.

For purposes of Section 9.1, “Permanent Disability” shall mean the inability of the California Participant, in the opinion of a qualified physician acceptable to the Corporation, to perform the major duties of the California Participant’s position with the Corporation because of the sickness or injury of the California Participant.

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9.2	Issuance of Securities

All securities granted pursuant to the Plan must be granted within ten years from the earlier of the date on which this Plan was adopted by the Board or the date this Plan was approved by the shareholders of the Corporation.

9.3	Approval of Plan

The Plan shall be approved by a majority of the outstanding securities of the Corporation entitled to vote by the later of (a) a period beginning twelve months before and ending twelve months after the date of adoption thereof by the Board or (b) the first issuance of any security pursuant to the Plan in the State of California (within the meaning of Section 25008 of the California Corporations Code). Securities granted pursuant to the Plan prior to security holder approval of the Plan shall become exercisable no earlier than the date of shareholder approval of the Plan and such securities shall be rescinded if such security holder approval is not received in the manner described in the preceding sentence. Notwithstanding the foregoing, while the Corporation is a foreign private issuer, as defined by Rule 3b-4 of the United States Exchange Act of 1934, as amended, shall not be required to comply with this Section 9.3 provided that the aggregate number of California Participants granted securities under all incentive plans and agreements and issued securities under all purchase and bonus plans and agreements does not exceed thirty five.

Article 10

Plan Provisions Applicable to U.S. Taxpayers

10.1	General.

The provisions of this Article 10 apply to Awards held by a U.S. Taxpayer to the extent such Awards are subject to U.S. Taxation. The following provisions apply, notwithstanding anything to the contrary in the Plan. All capitalized terms used in this Article 10 and not defined herein, shall have the meaning attributed to them in the Plan.

10.2	Definitions.

(a)	“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder.

(b)	“Section 409A” means section 409A of the Code.

(c)	“Separation From Service” shall mean shall mean the separation from service with the Corporation within the meaning of U.S. Treas. Regs. § 1.409A-1(h). Whether a Separation from Service has occurred is determined based on whether the facts and circumstances indicate that the Corporation and the Participant reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services the Participant would perform after such date (whether as an employee or independent contractor) would permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding thirty six (36) month period (or the full period of services to the Corporation if the Participant has been providing services to the Corporation less than thirty six (36) months)). Separation from service shall not be deemed to occur while the Participant is on military leave, sick leave or other bona fide leave of absence if the period does not exceed six (6) months or, if longer, so long as the Participant retains a right to reemployment with the Corporation under an applicable statute or by contract. For this purpose, a leave is bona fide only if, and so long as, there is a reasonable expectation that the Participant will return to perform services for the Corporation. Notwithstanding the foregoing, a twenty-nine (29) month period of absence will be substituted for such six (6) month period if the leave is due to any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of no less than six (6) months and that causes the Participant to be unable to perform the duties of his or her position of employment. For this purpose, the Corporation includes all entities would be considered a single employer for purposes of U.S. Treasury Regulations; provided that, in applying those regulations, the language “at least 50 percent” shall be used instead of “at least 80 percent” each place it appears therein. Notwithstanding the foregoing, with respect to a Participant who is a non-employee director, a “Separation from Service” shall mean a complete severance of a director’s relationship as a director of the Corporation and as an independent contractor of the Corporation. A director may have a Separation from Service upon resignation as a director even if the director then becomes an officer or employee of the Corporation.

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(d)	“Specified Employee” means a US Taxpayer who meets the definition of “specified employee,” as defined in Section 409A(a)(2)(B)(i) of the Code.

(e)	“US Taxpayer” means a Participant whose compensation from the Corporation is subject to Section 409A.

10.3	Compliance with Section 409A.

Notwithstanding any provision of the Plan to the contrary, it is intended that any payments under the Plan either be exempt from or comply with Section 409A, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Each payment made in respect of Restricted Share Units and Deferred Share Units shall be deemed to be a separate payment for purposes of Section 409A. Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Taxpayer in connection with the Plan (including any taxes and penalties under Section 409A), and neither the Corporation nor any of its subsidiaries shall have any obligation to indemnify or otherwise hold such US Taxpayer (or any beneficiary) harmless from any or all of such taxes or penalties.

(a)	Option Awards. When determining the Option Price for any Option Award granted to a US Taxpayer, the “Market Value” shall be determined in the manner defined in Section 1.1 but without any discount permitted by the rules or policies of the TSXV.

(b)	DSU Awards. Notwithstanding Article 4, a DSU which becomes payable on account of a Termination Date shall be payable by reason of such circumstance only if the circumstance is a Separation from Service; and if such payment has become payable on account of a Separation from Service, such payment shall be made as soon as administratively practicable but in all events by the 60th day following the Separation from Service (without regard to any DSU Redemption Notice given by the Participant); provided that if the payment is to be made to any Participant who is determined to be a Specified Employee, such payment shall not be paid before the date which is six months after such Specified Employee’s Separation from Service (or, if earlier, the date of death of such Specified Employee). Following any applicable six month delay of payment, all such delayed payments shall be made to the Specified Employee in a lump sum on the earliest possible payment date.

(c)	RSU Awards. Notwithstanding Article 5, an RSU which becomes payable upon an RSU Vesting Determination Date shall be made as soon as administratively practicable but in all events by the 60th day following the RSU Vesting Determination Date (without regard to any RSU Settlement Notice given by the Participant). In the case of any termination event that qualifies for accelerated vesting and payment under Section 6.2, an RSU that is not otherwise exempt from Section 409A shall be payable by reason of such circumstance only if the circumstance is a Separation from Service; and if such payment has become payable on account of a Separation from Service, such payment shall be made as soon as administratively practicable but in all events by the 60th day following the Separation from Service (without regard to any RSU Settlement Notice given by the Participant); provided that if the payment is to be made to any Participant who is determined to be a Specified Employee, such payment shall not be paid before the date which is six months after such Specified Employee’s Separation from Service (or, if earlier, the date of death of such Specified Employee). Following any applicable six month delay of payment, all such delayed payments shall be made to the Specified Employee in a lump sum on the earliest possible payment date.

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(d)	Special Requirement for Option Awards Intended to Qualify as ISOs. An Option Award granted to a US Taxpayer that is intended to qualify as an “incentive stock option” (“ISO”) within the meaning of section 422 of the Code shall be subject to the following requirements:

(i)	The maximum number of Shares available for issuance of ISOs shall be 400,000 Shares.

(ii)	An ISO may be granted only to employees (including a director or officer who is also an employee) of the Corporation (or of any parent or subsidiary of the Corporation). For purposes of this Article 9, the term “employee” shall mean a person who is an employee for purposes of the Code and the terms “parent” and “subsidiary” shall have the meanings set forth in sections 424(e) and 424(f) of the Code.

(iii)	The Corporation will not grant ISOs in which the aggregate fair market value (determined as of the date of grant) of the Shares with respect to which ISOs are exercisable for the first time by any US Taxpayer during any calendar year (under this Plan and all other plans of the Corporation and of any parent or subsidiary of the Corporation) exceeds US$100,000 or any limitation subsequently set forth in section 422(d) of the Code.

(iv)	When determining the Option Price for any ISO, the “Market Value” shall be determined in the manner defined in Section 1.1 but without any discount permitted by the rules or policies of the TSXV; provided, however, that, in the case of the grant of an ISO to a US Taxpayer who, at the time such ISO is granted, is a ten percent (10%) shareholder, the exercise price payable per Share upon exercise of such ISO will be not less than 110% of the Market Value of a Share on the date of grant of such ISO.

(v)	An ISO will terminate and no longer be exercisable no later than ten years after the date of grant of such ISO; provided, however, that in the case of a grant of an ISO to a US Taxpayer who, at the time such ISO is granted, is a ten percent (10%) shareholder, such ISO will terminate and no longer be exercisable no later than five years after the date of grant of such ISO. The foregoing term limits shall apply even if the expiry date falls within a Black-Out Period, notwithstanding anything in the contrary in Section 3.4(b).

(vi)	If a US Taxpayer who has been granted ISOs ceases to be employed by the Corporation (or by any parent or subsidiary of the Corporation) for any reason, whether voluntary or involuntary, other than death, permanent disability or cause, such ISO shall be exercisable by the US Taxpayer (to the extent such ISO was vested on the date of cessation of employment) at any time prior to the earlier of (i) the date that is three months after the date of cessation of employment or (ii) the expiration of the term of such ISO. If a US Taxpayer who has been granted ISOs ceases to be employed by the Corporation (or by any parent or subsidiary of the Corporation) because of the death or permanent disability of such US Taxpayer, such US Taxpayer, such US Taxpayer’s personal representatives or administrators, or any person or persons to whom such ISO is transferred by will or the applicable laws of descent and distribution, may exercise such ISO (to the extent such ISO was vested on the date of death or permanent disability, as the case may be) at any time prior to the earlier of (i) the date that is one year after the date of death or permanent disability, as the case may be, or (ii) the expiration of the term of such ISO. If a US Taxpayer who has been granted ISOs ceases to be employed by the Corporation (or by any parent or subsidiary of the Corporation) for cause, the right to exercise such ISO will terminate on the date of cessation of employment, unless otherwise determined by the directors. For purposes of this Article 9, the term “permanent disability” has the meaning assigned to that term in section 422(e)(3) of the Code.

(vii)	An ISO granted to a US Taxpayer may be exercised during such person’s lifetime only by such US Taxpayer.

(viii)	An ISO granted to a US Taxpayer may not be transferred, assigned or pledged by such US Taxpayer, except by will or by the laws of descent and distribution.

(ix)	No ISO will be granted more than ten years after the earlier of the date this Plan is adopted by the Board or the date this Plan is approved by the shareholders of the Corporation.

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APPENDIX “A”

FORM OF OPTION AGREEMENT

TORQUE ESPORTS CORP.

OPTION AGREEMENT

This Stock Option Agreement (the “Option Agreement”) is entered into between Torque Esports Corp. (the “Corporation”), and the optionee named below (the “Optionee”) pursuant to and on the terms and subject to the conditions of the Corporation’s Omnibus Equity Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined in this Option Agreement shall have the meanings set forth in the Plan.

The terms of the option (the “Option”), in addition to those terms set forth in the Plan, are as follows:

1.	Optionee. The Optionee is ► and the address of the Optionee is currently ►.

2.	Number of Shares. The Optionee may purchase up to ► Shares of the Corporation (the “Option Shares”) pursuant to this Option, as and to the extent that the Option vests and becomes exercisable as set forth in section 6 of this Option Agreement.

3.	Option Price. The exercise price is Cdn $► per Option Share (the “Option Price”).

4.	Date Option Granted. The Option was granted on ►.

5.	Term of Option. The Option terminates on ►. (the “Expiry Date”).

6.	Vesting. The Option to purchase Option Shares shall vest and become exercisable as follows:

►

7.	Exercise of Options. In order to exercise the Option, the Optionee shall notify the Corporation in the form annexed hereto as Schedule “A”, whereupon the Corporation shall use reasonable efforts to cause the Optionee to receive a certificate representing the relevant number of fully paid and non-assessable Shares in the Corporation.

8.	Transfer of Option. The Option is not-transferable or assignable except in accordance with the Plan.

9.	U.S. Securities Laws. If the Options and the Shares are not registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, the Options may not be exercised in the “United States” (as defined in Rule 902 of Regulation S under the U.S. Securities Act) unless an exemption from the registration requirements of the U.S. Securities Act is available. Any Shares issued to Optionee in the United States that have not been registered under the U.S. Securities Act will be deemed “restricted securities” (as defined in Rule 144(a)(3) of the U.S. Securities Act) and bear a restrictive legend to such effect.

10.	Inconsistency. This Option Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this Option Agreement and the Plan, the terms of the Plan shall govern.

11.	Severability. Wherever possible, each provision of this Option Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Option Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Option Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

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12.	Entire Agreement. This Option Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and pre-empt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

13.	Successors and Assigns. This Option Agreement shall bind and enure to the benefit of the Optionee and the Corporation and their respective successors and permitted assigns.

14.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

15.	Governing Law. This Agreement and the Option shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

16.	Counterparts. This Option Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

[Remainder of this page left intentionally blank; Signature page follows]

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By signing this Agreement, the Optionee acknowledges that the Optionee has been provided a copy of and has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereof have executed this Option Agreement as of the ______ day of , 20__.

Torque ESPORTS CORP.

Per:
Name: ►
Title: ►

Witness	[Insert Participant’s Name]

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SCHEDULE “A”

ELECTION TO EXERCISE STOCK OPTIONS

TO:	TORQUE ESPORTS CORP. (the “Corporation”)

The undersigned Optionee hereby elects to exercise Options granted by the Corporation to the undersigned pursuant to a Grant Agreement dated ►, 20► under the Corporation’s Omnibus Equity Incentive Plan (the “Plan”), for the number Shares set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Number of Shares to be Acquired:

Option Price (per Share):	$

Aggregate Purchase Price:

Amount enclosed that is payable on account of any source deductions relating to this Option exercise (contact the Corporation for details of such amount):	$

[ ] Or check here if alternative arrangements have been made with the Corporation;

and hereby tenders a certified cheque, bank draft or other form of payment confirmed as acceptable by the Corporation for such aggregate purchase price, and, if applicable, all source seductions, and directs such Shares to be registered in the name of _____________________________________________________________________________.

In connection with such exercise the undersigned represents, warrants and covenants to the Corporation (and acknowledges that the Corporation is relying thereon) that (check one):

[ ]	1. The undersigned is not a U.S. person (the definition of which includes, but is not limited to, a person resident in the United States, a partnership or corporation organized or incorporated under the laws of the United States, and a trust or estate of which any trustee, executor or administrator is a U.S. person), the undersigned was not offered the Shares in the United States and the Option is not being exercised within the United States or for the account or benefit of a U.S. person. The terms “United States” and “U.S. person” are as defined in Rule 902 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”); or

[ ]	2. The undersigned represents, warrants and covenants to the Corporation that:

(a)	The Optionee, upon exercise of Options, is acquiring Shares as principal and for the account of the Optionee.

(b)	In issuing the Shares to the Optionee upon the exercise of Options, the Corporation is relying on the representations and warranties of the Optionee contained herein to support the conclusion of the Corporation that the issuance of Shares upon the exercise of Options does not require registration under the U.S. Securities Act or to be qualified under the securities laws of any state of the United States.

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(c)	The Optionee acknowledges that it is not acquiring the Common Shares as a result of “general solicitation” or “general advertising” (as such terms are used in Regulation D under the U.S. Securities Act), including without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet, or broadcast over radio or television or on the internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(d)	The Optionee understands and agrees that the Shares have not been and will not be registered under the U.S. Securities Act and the Shares are being offered and sold by the Corporation in reliance upon an exemption from registration under the U.S. Securities Act.

(e)	Neither the Options nor the Shares issued upon the exercise of Options have been or will be registered under the U.S. Securities Act or any state securities laws. The Option may not be exercised in the United States unless exempt from such registration requirements. Shares issued to the Optionee in the United States will be deemed “restricted securities” (as defined in Rule 144 of the U.S. Securities Act) and bear a restrictive legend to such effect.

(f)	Each certificate representing Shares issued to the Optionee upon the exercise of Options shall bear a legend in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES.”

provided that, if Shares issued upon the exercise of Options are being sold under clause (B) above, the legend may be removed by providing a declaration to the Corporation’s transfer agent in such form as the Corporation may from time to time prescribe together with such documentation as the Corporation or its transfer agent may require (which may include an opinion of counsel of recognized standing reasonably satisfactory to the Corporation), to the effect that the sale of the securities is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act; and

provided further, that, if the Shares issued upon the exercise of Options are being sold pursuant to Rule 144 of the U.S. Securities Act, if available, the legend may be removed by delivery to the Corporation and the Corporation’s transfer agent an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Corporation, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act.

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(g)	The Optionee acknowledges that the Corporation may have federal, state, provincial or local tax withholding and reporting obligations and consents to such actions by the Corporation as may reasonably be required to comply with such obligations in connection with the exercise of Options. The acceptance and exercise of Options and the sale of Shares issued pursuant to the exercise of Options may have consequences under federal, provincial and other tax and securities laws which may vary depending on the individual circumstances of the Optionee. Accordingly, the Optionee acknowledges that the Optionee has consulted, as the Optionee considers necessary, personal legal and tax advisors in connection with the Options and the Optionee’s dealings with respect to the Options or the Shares to be issued upon exercise of the Options.

The foregoing representations, warranties and covenants are made by the undersigned with the intent that they be relied upon in determining whether the Shares issuable upon the exercise of Options may be issued under applicable securities laws. The undersigned undertakes to notify the Corporation immediately of any change in any representation, warranty or other information relating to the undersigned set forth herein which takes place prior to the date of issuance of the Shares.

By executing this Election to Exercise Stock Options, the undersigned hereby confirms that the undersigned has read the Plan and agrees to be bound by the provisions of the Plan.

[Remainder of this page left intentionally blank; Signature page follows]

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I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.

DATED this ► day of ►, ►.

Signature of Participant

Name of Participant (Please Print)

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APPENDIX “B”

FORM OF DSU AGREEMENT

TORQUE ESPORTS CORP.

DEFERRED SHARE UNIT AGREEMENT

Name:	[name of DSU Participant]

Award Date	[insert date ]

Torque Esports Corp. (the “Corporation”) has adopted the Omnibus Equity Incentive Plan (the “Plan”). Your award is governed in all respects by the terms of the Plan, and the provisions of the Plan are hereby incorporated by reference. For greater certainty, the provisions set out in Article 4 and Article 6 of the Plan applicable to DSUs shall be deemed to form part of this DSU Agreement mutatis mutandis. Capitalized terms used and not otherwise defined in this DSU Agreement shall have the meanings set forth in the Plan. If there is a conflict between the terms of this DSU Agreement and the Plan, the terms of the Plan shall govern.

Your Award	The Corporation hereby grants to you ► DSUs.

Settlement. The DSUs shall be settled as follows:

(Select one of the following three options):

(a)	One Share issued from treasury per DSU.

(b)	Cash Equivalent of one Share per DSU.

(c)	Either (a), (b), or a combination thereof, at the election of the Board.

PLEASE SIGN AND RETURN A COPY OF THIS DSU AGREEMENT TO THE CORPORATION.

By your signature below, you acknowledge that you have received a copy of the Plan and have reviewed, considered and agreed to the terms of this DSU Agreement and the Plan.

Signature	Date

On behalf of the Corporation: TORQUE ESPORTS CORP.

Per:
Name:	►
Title:	►

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APPENDIX “C”

FORM OF RSU AGREEMENT

TORQUE ESPORTS CORP.

RESTRICTED SHARE UNIT AGREEMENT

This restricted share unit agreement (“RSU Agreement”) is entered into between Torque Esports Corp. (the “Corporation”) and the Participant named below (the “Recipient”) of the restricted share units (“RSUs”) pursuant to the Corporation’s Omnibus Equity Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined in this RSU Agreement shall have the meanings set forth in the Plan.

The terms of the RSUs, in addition to those terms set forth in the Plan, are as follows:

1.	Recipient. The Recipient is ► and the address of the Recipient is currently ►.

2.	Grant of RSUs. The Recipient is hereby granted ► RSUs.

3.	Settlement. The RSUs shall be settled as follows:

(Select one of the following three options):

(a)	One Share issued from treasury per RSU.

(b)	Cash Equivalent of one Share per RSU.

(c)	Either (a), (b), or a combination thereof, at the election of the Board.

4.	Restriction Period. In accordance with Section 5.3 of the Plan, the restriction period in respect of the RSUs granted hereunder, as determined by the Board, shall commence on ► and terminate on ►.

5.	Performance Criteria. ►.

6.	Performance Period. ►.

7.	Vesting. The RSUs will vest as follows:

►.

8.	Transfer of RSUs. The RSUs granted hereunder are not-transferable or assignable except in accordance with the Plan.

9.	U.S. Securities Laws. If the Shares issuable upon the vesting of the RSUs are not registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, the Shares may not be issued in the “United States” (as defined in Rule 902 of Regulation S under the U.S. Securities Act) unless an exemption from the registration requirements of the U.S. Securities Act is available. Any Shares issued to a Recipient in the United States that have not been registered under the U.S. Securities Act will be deemed “restricted securities” (as defined in Rule 144(a)(3) of the U.S. Securities Act) and bear a restrictive legend to such effect.

10.	Inconsistency. This RSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this RSU Agreement and the Plan, the terms of the Plan shall govern.

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11.	Severability. Wherever possible, each provision of this RSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this RSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this RSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

12.	Entire Agreement. This RSU Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and pre-empt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

13.	Successors and Assigns. This RSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

14.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

15.	Governing Law. This RSU Agreement and the RSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

16.	Counterparts. This RSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this RSU Agreement, the Participant acknowledges that he or she has been provided with, has read and understands the Plan and this RSU Agreement.

IN WITNESS WHEREOF the parties hereof have executed this RSU Agreement as of the ► day of ►, 20►.

TORQUE Esports Corp.

Per:
Name:	►
Title:	►

Witness	[Insert Participant’s Name]

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SCHEDULE “C”

PROPOSED ARTICLES

Incorporation No. C__________

BUSINESS CORPORATIONS ACT

Articles

Of

ENGINE MEDIA HOLDINGS, INC.

Incorporation No. BC_________

BUSINESS CORPORATIONS ACT

Articles

Of

ENGINE MEDIA HOLDINGS, INC.

(the “Company”)

Part 1– Interpretation

1.1	Definitions

Without limiting Article 1.2, in these Articles, unless the context requires otherwise:

(a)	“adjourned meeting” means the meeting to which a meeting is adjourned under Article 8.6 or 8.9;

(b)	“board” and “directors” mean the board of directors of the Company for the time being;

(c)	“Business Corporations Act” means the Business Corporations Act, S.B.C. 2002, c.57, and includes its regulations;

(d)	“Company” means ENGINE MEDIA HOLDINGS, INC.;

(e)	“Interpretation Act” means the Interpretation Act, R.S.B.C. 1996, c. 238; and

(f)	“trustee”, in relation to a shareholder, means the personal or other legal representative of the shareholder, and includes a trustee in bankruptcy of the shareholder.

1.2	Business Corporations Act definitions apply

The definitions in the Business Corporations Act apply to these Articles.

1.3	Interpretation Act applies

The Interpretation Act applies to the interpretation of these Articles as if these Articles were an enactment.

1.4	Conflict in definitions

If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles.

1.5	Conflict between Articles and legislation

If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

Part 2 – Shares and Share certificates

2.1	Form of share certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.2	Shareholder Entitled to Certificate or Acknowledgement

Unless the shares are uncertificated shares, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgement of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

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2.3	Sending of share certificate

Any share certificate to which a shareholder is entitled may be sent to the shareholder by mail and neither the Company nor any agent is liable for any loss to the shareholder because the certificate sent is lost in the mail or stolen.

2.4	Replacement of worn out or defaced certificate

If the directors are satisfied that a share certificate is worn out or defaced, they must, on production to them of the certificate and on such other terms, if any, as they think fit:

(a)	order the certificate to be cancelled; and

(b)	issue a replacement share certificate.

2.5	Replacement of lost, stolen or destroyed certificate

If a share certificate is lost, stolen or destroyed, a replacement share certificate must be issued to the person entitled to that certificate if the directors receive:

(a)	proof satisfactory to them that the certificate is lost, stolen or destroyed; and

(b)	any indemnity the directors consider adequate.

2.6	Splitting share certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name 2 or more certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company must cancel the surrendered certificate and issue replacement share certificates in accordance with that request.

2.7	Shares may be uncertificated

Notwithstanding any other provisions of this Part, the directors may, by resolution, provide that:

(a)	the shares of any or all of the classes and series of the Company’s shares may be uncertificated shares; or

(b)	any specified shares may be uncertificated shares.

Part 3 – Issue of Shares

3.1	Directors authorized to issue shares

The directors may, subject to the rights of the holders of the issued shares of the Company, issue, allot, sell, grant options on or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices that the directors, in their absolute discretion, may determine.

3.2	Company need not recognize unregistered interests

Except as required by law or these Articles, the Company need not recognize or provide for any person’s interests in or rights to a share unless that person is the shareholder of the share.

Part 4 – Share Transfers

4.1	Recording or registering transfer

A transfer of a share of the Company must not be registered

(a)	unless a duly signed instrument of transfer in respect of the share has been received by the Company and the certificate (or acceptable documents pursuant to Article 2.5 hereof) representing the share to be transferred has been surrendered and cancelled; or

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(b)	if no certificate has been issued by the Company in respect of the share, unless a duly signed instrument of transfer in respect of the share has been received by the Company.

4.2	Form of instrument of transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

4.3	Signing of instrument of transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer, or, if no number is specified, all the shares represented by share certificates deposited with the instrument of transfer:

(a)	in the name of the person named as transferee in that instrument of transfer; or

(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the share certificate is deposited for the purpose of having the transfer registered.

4.4	Enquiry as to title not required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

4.5	Transfer fee

There must be paid to the Company, in relation to the registration of any transfer, the amount determined by the directors from time to time.

Part 5 – Acquisition of Shares

5.1	Company authorized to purchase shares

Subject to the special rights and restrictions attached to any class or series of shares, the Company may, if it is authorized to do so by the directors, purchase or otherwise acquire any of its shares.

5.2	Company authorized to accept surrender of shares

The Company may, if it is authorized to do so by the directors, accept a surrender of any of its shares.

5.3	Company authorized to convert fractional shares into whole shares

The Company may, if it is authorized to do so by the directors, convert any of its fractional shares into whole shares in accordance with, and subject to the limitations contained in, the Business Corporations Act.

Part 6 – Borrowing Powers

6.1	Powers of directors

The directors may from time to time on behalf of the Company:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and at any discount or premium and on such other terms as they consider appropriate;

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

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(d)	mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future assets and undertaking of the Company.

Part 7 – General Meetings

7.1	Annual general meetings

Unless an annual general meeting is deferred or waived in accordance with section 182(2)(a) or (c) of the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.

7.2	When annual general meeting is deemed to have been held

If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 7.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

7.3	Calling of shareholder meetings

The directors may, whenever they think fit, call a meeting of shareholders.

7.4	Notice for meetings of shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting and to each director, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

7.5	Record date for notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

7.6	Record date for voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set as provided above, the record date for determining the shareholders entitled to vote at the meeting shall be 5:00 p.m. the day before the meeting.

7.7	Failure to give notice and waiver of notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

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7.8	Notice of special business at meetings of shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 8.1, the notice of meeting must:

(a)	state the general nature of the special business; and

(b)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

	(i)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice, and

	(ii)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

Part 8 – Proceedings at Meetings of Shareholders

8.1	Special business

At a meeting of shareholders, the following business is special business:

(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting or the election or appointment of directors;

(b)	at an annual general meeting, all business is special business except for the following:

	(i)	business relating to the conduct of or voting at the meeting,

	(ii)	consideration of any financial statements of the Company presented to the meeting,

	(iii)	consideration of any reports of the directors or auditor,

	(iv)	the setting or changing of the number of directors,

	(v)	the election or appointment of directors,

	(vi)	the appointment of an auditor,

	(vii)	the setting of the remuneration of an auditor,

	(viii)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution, and

	(ix)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

8.2	Special resolution

The votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

8.3	Quorum

Subject to the special rights and restrictions attached to the shares of any affected class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one or more persons, present in person or by proxy.

8.4	Other persons may attend

The directors, the president, if any, the secretary, if any, and any lawyer or auditor for the Company are entitled to attend any meeting of shareholders, but if any of those shareholders do attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

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8.5	Requirement of quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote at the meeting is present at the commencement of the meeting.

8.6	Lack of quorum

If, within 1/2 hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)	in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved; and

(b)	in the case of any other meeting of shareholders, the shareholders entitled to vote at the meeting who are present, in person or by proxy, at the meeting may adjourn the meeting to a set time and place.

8.7	Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a)	the chair of the board, if any;

(b)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

8.8	Alternate chair

At any meeting of shareholders, the directors present must choose one of their number to be chair of the meeting if: (a) there is no chair of the board or president present within 15 minutes after the time set for holding the meeting; (b) the chair of the board and the president are unwilling to act as chair of the meeting; or (c) if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting. If, in any of the foregoing circumstances, all of the directors present decline to accept the position of chair or fail to choose one of their number to be chair of the meeting, or if no director is present, the shareholders present in person or by proxy must choose any person present at the meeting to chair the meeting.

8.9	Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

8.10	Notice of adjourned meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

8.11	Motion need not be seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

8.12	Manner of taking a poll

Subject to Article 8.13, if a poll is duly demanded at a meeting of shareholders:

(a)	the poll must be taken

(i) at the meeting, or within 7 days after the date of the meeting, as the chair of the meeting directs, and

(ii) in the manner, at the time and at the place that the chair of the meeting directs;

(b)	the result of the poll is deemed to be a resolution of, and passed at, the meeting at which the poll is demanded; and

(c)	the demand for the poll may be withdrawn.

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8.13	Demand for a poll on adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

8.14	Demand for a poll not to prevent continuation of meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

8.15	Poll not available in respect of election of chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

8.16	Casting of votes on poll

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

8.17	Chair must resolve dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the same, and his or her determination made in good faith is final and conclusive.

8.18	Chair has no second vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a casting or second vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

8.19	Declaration of result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting.

8.20	Meetings by telephone or other communications medium

A shareholder or proxy holder who is entitled to participate in a meeting of shareholders may do so in person, or by telephone or other communications medium, if all shareholders and proxy holders participating in the meeting are able to communicate with each other; provided, however, that nothing in this Section shall obligate the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders. If one or more shareholders or proxy holders participate in a meeting of shareholders in a manner contemplated by this Article 8.20:

(a)	each such shareholder or proxy holder shall be deemed to be present at the meeting; and

(b)	the meeting shall be deemed to be held at the location specified in the notice of the meeting.

Part 9 – Alterations and Resolutions

9.1	Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may by resolution of the directors:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	if the Company is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares,

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(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares,

(iii) subdivide all or any of its unissued or fully paid issued shares with par value into shares of smaller par value, or

(iv) consolidate all or any of its unissued or fully paid issued shares with par value into shares of larger par value;

(d)	subdivide all or any of its unissued or fully paid issued shares without par value;

(e)	change all or any of its unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares;

(g)	consolidate all or any of its unissued or fully paid issued shares without par value; or

(h)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2	Change of Name

The Company may by resolution of the directors authorize an alteration to its Notice of Articles in order to change its name or adopt or change any translation of that name.

9.3	Other Alterations or Resolutions

If the Business Corporations Act does not specify:

(a)	the type of resolution and these Articles do not specify another type of resolution, the Company may by resolution of the directors authorize any act of the Company, including without limitation, an alteration of these Articles; or

(b)	the type of shareholders’ resolution and these Articles do not specify another type of shareholders’ resolution, the Company may by ordinary resolution authorize any act of the Company.

Part 10 – Votes of Shareholders

10.1	Voting rights

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares under Article 10.3:

(a)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote; and

(b)	on a poll, every shareholder entitled to vote has one vote in respect of each share held by that shareholder that carries the right to vote on that poll and may exercise that vote either in person or by proxy.

10.2	Trustee of shareholder may vote

A person who is not a shareholder may vote on a resolution at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting in relation to that resolution, if, before doing so, the person satisfies the chair of the meeting at which the resolution is to be considered, or satisfies all of the directors present at the meeting, that the person is a trustee for a shareholder who is entitled to vote on the resolution.

10.3	Votes by joint shareholders

If there are joint shareholders registered in respect of any share:

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(a)	any one of the joint shareholders, but not both or all, may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)	if more than one of the joint shareholders is present at any meeting, personally or by proxy, the joint shareholder present whose name stands first on the central securities register in respect of the share is alone entitled to vote in respect of that share.

10.4	Trustees as joint shareholders

Two or more trustees of a shareholder in whose sole name any share is registered are, for the purposes of Article 10.3, deemed to be joint shareholders.

10.5	Representative of a corporate shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)	for that purpose, the instrument appointing a representative must

(i)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least 2 business days before the day set for the holding of the meeting, or

(ii)	unless the notice of the meeting provides otherwise, be provided, at the meeting, to the chair of the meeting; and

(b)	if a representative is appointed under this Article 10.5,

(i)	the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder, and

(ii)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

10.6	When proxy provisions do not apply

Articles 10.7 to 10.13 do not apply to the Company if and for so long as it is a public company.

10.7	Appointment of proxy holder

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint a proxy holder to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

10.8	Alternate proxy holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

10.9	When proxy holder need not be shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(a)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 10.5;

(b)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(c)	the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

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10.10	Form of proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

Engine Media Holdings, Inc. (the “Company”)

The undersigned, being a shareholder of the above named Company, hereby appoints ....................................... or, failing that person, ......................................., as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders to be held on the day of and at any adjournment of that meeting.

Signed this .......... day of .............................................., .................

...............................................................
Signature of shareholder

10.11	Provision of proxies

A proxy for a meeting of shareholders must:

(a)	be received at the registered office of the Company or at any other place specified in the notice calling the meeting for the receipt of proxies, at least the number of business days specified in the notice or, if no number of days is specified, 2 business days before the day set for the holding of the meeting; or

(b)	unless the notice of the meeting provides otherwise, be provided at the meeting to the chair of the meeting.

10.12	Revocation of proxies

Subject to Article 10.13, every proxy may be revoked by an instrument in writing that is:

(a)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	provided at the meeting to the chair of the meeting.

10.13	Revocation of proxies must be signed

An instrument referred to in Article 10.12 must be signed as follows:

(a)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her trustee; or

(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 10.5.

10.14	Validity of proxy votes

A vote given in accordance with the terms of a proxy is valid despite the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	by the chair of the meeting, before the vote is taken.

10.15	Production of evidence of authority to vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

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10.16	Chair May Determine Validity of Proxy

Unless prohibited by applicable law, the chair of any meeting of shareholders may determine whether or not a proxy deposited for use at the meeting, which may not strictly comply with the requirements of this Article 10 as to form, execution, accompanying documentation, time of filing or otherwise, shall be valid for use at the meeting and any such determination made in good faith shall be final, conclusive and binding upon the meeting.

Part 11 – Directors

11.1	First directors; number of directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 12.7, is set at:

(a)	subject to paragraphs (b) and (c), the number of directors that is equal to the number of the Company’s first directors;

(b)	if the Company is a public company, the greater of three and the number most recently elected by ordinary resolution (whether or not previous notice of the resolution was given); and

(c)	if the Company is not a public company, the number most recently elected by ordinary resolution (whether or not previous notice of the resolution was given).

11.2	Change in number of directors

If the number of directors is set under Articles 11.1(b) or 11.1(c):

(a)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b)	if, contemporaneously with setting that number, the shareholders do not elect or appoint the directors needed to fill vacancies in the board of directors up to that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

11.3	Directors’ acts valid despite vacancy

An act or proceeding of the directors is not invalid merely because fewer directors have been appointed or elected than the number of directors set or otherwise required under these Articles.

11.4	Qualifications of directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

11.5	Remuneration of directors

The directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine. If the directors so decide, the remuneration of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to a director in such director’s capacity as an officer or employee of the Company.

11.6	Reimbursement of expenses of directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

11.7	Special remuneration for directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

11.8	Gratuity, pension or allowance on retirement of director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

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Part 12 – Election and Removal of Directors

12.1	Election at annual general meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 7.2:

(a)	the shareholders entitled to vote at the annual general meeting for the election of directors may elect, or in the unanimous resolution appoint, a board of directors consisting of up to the number of directors for the time being set under these Articles; and

(b)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

12.2	Consent to be a director

No election, appointment or designation of an individual as a director is valid unless:

(a)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

(b)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

12.3	Failure to elect or appoint directors

If:

(a)	the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 7.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(b)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 7.2, to elect or appoint any directors;

then each director in office at such time continues to hold office until the earlier of:

(c)	the date on which his or her successor is elected or appointed; and

(d)	the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

12.4	Directors may fill casual vacancies

Any casual vacancy occurring in the board of directors may be filled by the remaining directors.

12.5	Remaining directors’ power to act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or for the purpose of summoning a meeting of shareholders to fill any vacancies on the board of directors or for any other purpose permitted by the Business Corporations Act.

12.6	Shareholders may fill vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, and the directors have not filled the vacancies pursuant to Article 12.5 above, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

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12.7	Additional directors

Notwithstanding Articles 11.1 and 11.2, between annual general meetings or unanimous resolutions contemplated by Article 7.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 12.7 must not at any time exceed:

(a)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 12.7.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 12.1(a), but is eligible for re-election or re-appointment.

12.8	Ceasing to be a director

A director ceases to be a director when:

(a)	the term of office of the director expires;

(b)	the director dies;

(c)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d)	the director is removed from office pursuant to Articles 12.9 or 12.10.

12.9	Removal of director by shareholders

The Shareholders may, by special resolution, remove any director before the expiration of his or her term of office, and may, by ordinary resolution, elect or appoint a director to fill the resulting vacancy. If the shareholders do not contemporaneously elect or appoint a director to fill the vacancy created by the removal of a director, then the directors may appoint, or the shareholders may elect or appoint by ordinary resolution, a director to fill that vacancy.

12.10	Removal of director by directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

12.11	Nominations of directors

(a)	Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company.

(b)	Nominations of persons for election to the board may be made at any annual meeting of shareholders or at any special meeting of shareholders (if one of the purposes for which the special meeting was called was the election of directors):

(i)	by or at the direction of the board, including pursuant to a notice of meeting;

(ii)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act, or a requisition of the shareholders made in accordance with the provisions of the Business Corporations Act; or

(iii)	by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in this Article 12.11 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Article 12.11.

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(c)	In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof (as provided for in Article 12.11(d)) in proper written form to the secretary of the Company at the principal executive offices of the Company.

(d)	To be timely, a Nominating Shareholder’s notice to the secretary of the Company must be given:

(i)	in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the tenth (10th) day after the Notice Date in respect of such meeting; and

(ii)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

(e)	To be in proper written form, a Nominating Shareholder’s notice to the secretary of the Company must set forth:

(i)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person during the past five years; (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (D) a statement as to whether such person would be “independent” of the Company (as such term is defined under Applicable Securities Laws (as defined below)) if elected as a director at such meeting and the reasons and basis for such determination; (E) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such Nominating Shareholder and beneficial owner, if any, and their respective affiliates and associates, or others acting jointly or in concert therewith, on the one hand, and such nominee, and his or her respective associates, or others acting jointly or in concert therewith, on the other hand; and (F) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined below); and

(ii)	as to the Nominating Shareholder giving the notice: (A) any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company; (B) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of the record by the Nominating Shareholder as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (C) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined below).

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(f)	The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(g)	The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the provisions set forth in this Article 12.11 and, if any proposed nomination is not in compliance with such provisions, to declare that such defective nomination shall be disregarded.

(h)	For purposes of this Article 12.11:

(i)	“Affiliate”, when used to indicate a relationship with a person, means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

(ii)	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada;

(iii)	“Associate”, when used to indicate a relationship with a specified person, means:

A.	any corporation or trust of which such person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being outstanding,

B.	any partner of that person,

C.	any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity,

D.	a spouse of such specified person,

E.	any person of either sex with whom such specified person is living in a conjugal relationship outside marriage, or

F.	any relative of such specified person or of a person mentioned in clauses D or E of this definition if that relative has the same residence as the specified person;

(iv)	“Derivatives Contract” means a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Securities”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts;

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(v)	“owned beneficially” or “owns beneficially” means, in connection with the ownership of shares in the capital of the Company by a person:

A.	any such shares as to which such person or any of such person’s Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing,

B.	any such shares as to which such person or any of such person’s Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing,

C.	any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person’s Affiliates or Associates is a Receiving Party; provided, however, that the number of shares that a person owns beneficially pursuant to this clause in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty’s Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate, and

D.	any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

(vi)	“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(i)	Notwithstanding any other provision of this Article 12.11, notice given to the secretary of the Company pursuant to this Article 12.11 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid, provided that receipt of confirmation of such transmission has been received) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(j)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Article 12.11.

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Part 13 – Proceedings of Directors

13.1	Meetings of directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place and at the time that the board may by resolution from time to time determine.

13.2	Chair of meetings

Meetings of directors are to be chaired by:

(a)	the chair of the board, if any;

(b)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(c)	any other director chosen by the directors if:

(i)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting,

(ii)	neither the chair of the board nor the president, if a director, is willing to chair the meeting, or

(iii)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

13.3	Voting at meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

13.4	Meetings by telephone or other communications medium

A director may participate in a meeting of the directors or of any committee of the directors in person, or by telephone or other communications medium, if all directors participating in the meeting are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 13.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

13.5	Who may call extraordinary meetings

A director may call a meeting of the board at any time. The secretary, if any, must on request of a director, call a meeting of the board.

13.6	Notice of extraordinary meetings

Subject to Articles 13.7 and 13.8, if a meeting of the board is called under Article 13.5, reasonable notice of that meeting, specifying the place, date and time of that meeting, must be given to each of the directors:

(a)	by mail addressed to the director’s address as it appears on the books of the Company or to any other address provided to the Company by the director for this purpose;

(b)	by leaving it at the director’s prescribed address or at any other address provided to the Company by the director for this purpose; or

(c)	orally, by delivery of written notice or by telephone, voice mail, e-mail, fax or any other method of legibly transmitting messages.

13.7	When notice not required

It is not necessary to give notice of a meeting of the directors to a director if:

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(a)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed;

(b)	the director has filed a waiver under Article 13.9; or

(c)	the director attends such meeting.

13.8	Meeting valid despite failure to give notice

The accidental omission to give notice of any meeting of directors to any director, or the non-receipt of any notice by any director, does not invalidate any proceedings at that meeting.

13.9	Waiver of notice of meetings

Any director may file with the Company a notice waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal.

13.10	Effect of waiver

After a director files a waiver under Article 13.9 with respect to future meetings of the directors, and until that waiver is withdrawn, notice of any meeting of the directors need not be given to that director unless the director otherwise requires in writing to the Company.

13.11	Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is a majority of the directors.

13.12	If only one director

If, in accordance with Article 11.1, the number of directors is one, the quorum necessary for the transaction of the business of the directors is one director, and that director may constitute a meeting.

Part 14 – Committees of Directors

14.1	Appointment of committees

The directors may, by resolution:

(a)	appoint one or more committees consisting of the director or directors that they consider appropriate;

(b)	delegate to a committee appointed under paragraph (a) any of the directors’ powers, except:

(i)	the power to fill vacancies in the board,

(ii)	the power to change the membership of, or fill vacancies in, any committee of the board, and

(iii)	the power to appoint or remove officers appointed by the board; and

(c)	make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.

14.2	Obligations of committee

Any committee formed under Article 14.1, in the exercise of the powers delegated to it, must:

(a)	conform to any rules that may from time to time be imposed on it by the directors; and

(b)	report every act or thing done in exercise of those powers to the earliest meeting of the directors to be held after the act or thing has been done.

14.3	Powers of board

The board may, at any time:

(a)	revoke the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation or overriding;

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(b)	terminate the appointment of, or change the membership of, a committee; and

(c)	fill vacancies in a committee.

14.4	Committee meetings

Subject to Article 14.2(a):

(a)	the members of a directors’ committee may meet and adjourn as they think proper;

(b)	a directors’ committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)	a majority of the members of a directors’ committee constitutes a quorum of the committee; and

(d)	questions arising at any meeting of a directors’ committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

Part 15 – Officers

15.1	Appointment of officers

The board may, from time to time, appoint a president, secretary or any other officers that it considers necessary or desirable, and none of the individuals appointed as officers need be a member of the board.

15.2	Functions, duties and powers of officers

The board may, for each officer:

(a)	determine the functions and duties the officer is to perform;

(b)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)	from time to time revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

15.3	Remuneration

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board thinks fit and are subject to termination at the pleasure of the board.

Part 16 – Certain Permitted Activities of Directors

16.1	Other office of director

A director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.2	No disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise.

16.3	Professional services by director or officer

Subject to compliance with the provisions of the Business Corporations Act, a director or officer of the Company, or any corporation or firm in which that individual has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such corporation or firm is entitled to remuneration for professional services as if that individual were not a director or officer.

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16.4	Remuneration and benefits received from certain entities

A director or officer may be or become a director, officer or employee of, or may otherwise be or become interested in, any corporation, firm or entity in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other corporation, firm or entity.

Part 17 – Indemnification

17.1	Indemnification of directors

The directors must cause the Company to indemnify its directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the Business Corporations Act.

17.2	Deemed contract

Each director is deemed to have contracted with the Company on the terms of the indemnity referred to in Article 17.1.

Part 18 – Auditor

18.1	Remuneration of an auditor

The directors may set the remuneration of the auditor of the Company without the prior approval of the shareholders.

18.2	Waiver of appointment of an auditor

The Company shall not be required to appoint an auditor if all of the shareholders of the Company, whether or not their shares otherwise carry the right to vote, resolve by a unanimous resolution to waive the appointment of an auditor. Such waiver may be given before, on or after the date on which an auditor is required to be appointed under the Business Corporations Act, and is effective for one financial year only.

Part 19 – Dividends

19.1	Declaration of dividends

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of any dividends the directors consider appropriate.

19.2	No notice required

The directors need not give notice to any shareholder of any declaration under Article 19.1.

19.3	Directors may determine when dividend payable

Any dividend declared by the directors may be made payable on such date as is fixed by the directors.

19.4	Dividends to be paid in accordance with number of shares

Subject to the rights of shareholders, if any, holding shares with special rights as to dividends, all dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

19.5	Manner of paying dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or fractional shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, if any difficulty arises in regard to the distribution, the directors may settle the difficulty as they consider expedient, and, in particular, may set the value for distribution of specific assets.

19.6	Dividend bears no interest

No dividend bears interest against the Company.

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19.7	Fractional dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

19.8	Payment of dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed:

(a)	subject to paragraphs (b) and (c), to the address of the shareholder;

(b)	subject to paragraph (c), in the case of joint shareholders, to the address of the joint shareholder whose name stands first on the central securities register in respect of the shares; or

(c)	to the person and to the address as the shareholder or joint shareholders may direct in writing.

19.9	Receipt by joint shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

Part 20 – Accounting Records

20.1	Recording of financial affairs

The board must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the Business Corporations Act.

Part 21 – Execution of Instruments

21.1	Who may attest seal

The Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signature or signatures of:

(a)	any 2 directors;

(b)	any officer, together with any director;

(c)	if the Company has only one director, that director; or

(d)	any one or more directors or officers or persons as may be determined by resolution of the directors.

21.2	Sealing copies

For the purpose of certifying under seal a true copy of any resolution or other document, the seal must be impressed on that copy and, despite Article 21.1, may be attested by the signature of any director or officer.

21.3	Execution of documents not under seal

Any instrument, document or agreement for which the seal need not be affixed may be executed for and on behalf of and in the name of the Company by any one director or officer of the Company, or by any other person appointed by the directors for such purpose.

Part 22 – Notices

22.1	Method of giving notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a)	mail addressed to the person at the applicable address for that person as follows:

(i)	for a record mailed to a shareholder, the shareholder’s registered address,

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(ii)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class, or

(iii)	in any other case, the mailing address of the intended recipient;

(b)	delivery at the applicable address for that person as follows, addressed to the person:

(i)	for a record delivered to a shareholder, the shareholder’s registered address,

(ii)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class,

(iii)	in any other case, the delivery address of the intended recipient;

(c)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e)	physical delivery to the intended recipient; or

(f)	such other manner of delivery as is permitted by applicable legislation governing electronic delivery.

22.2	Deemed receipt of mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 22.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

22.3	Certificate of sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 22.1, prepaid and mailed or otherwise sent as permitted by Article 22.1 is conclusive evidence of that fact.

22.4	Notice to joint shareholders

A notice, statement, report or other record may be provided by the Company to the joint registered shareholders of a share by providing the notice to the joint registered shareholder first named in the central securities register in respect of the share.

22.5	Notice to trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)	mailing the record, addressed to them:

(i)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description, and

(ii)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)	if an address referred to in Article 22.5(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

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Part 23 – Restriction on Share Transfer

23.1	Application

Article 23.2 does not apply to the Company if and for so long as it is a public company.

23.2	Consent required for transfer

No shares may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

Part 24 - Special Rights and Restrictions

24.1	Preferred shares issuable in series

The Preferred shares may include one or more series and, subject to the Business Corporations Act, the directors may, by resolution, if none of the shares of that particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:

(a)	determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

(b)	create an identifying name for the shares of that series, or alter any such identifying name; and

(c)	attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

Full Name and Signature of a Director	Date of Signing

__________________________________________	♦ ____, 2020
♦

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SCHEDULE "D"

PROPOSED NOTICE OF ARTICLES

BRITISH COLUMBIA | BC Registry Services

Foreign Corporation

CONTINUATION APPLICATION

BUSINESS CORPORATIONS ACT, section 302

Telephone: 1 877 526-1526
Email: bcregistries@gov.bc.ca

Mailing Address: PO Box 9431 Stn Prov Govt Victoria BC V8W 9V3

Courier Address: 200 – 940 Blanshard Street Victoria BC V8W 3E6

DO NOT MAIL THIS FORM to BC Registry Services unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires the electronic version of this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FOIPPA): Personal information provided on this form is collected, used and disclosed under the authority of the *FOIPPA* and the *Business Corporations Act* for the purposes of assessment. Questions regarding the collection, use and disclosure of personal information can be directed to the Executive Coordinator of the BC Registry Services at 1 877 526-1526, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

If you are continuing a company into BC and want the BC incorporation number as its name, you will need to file this form on paper. Complete this form and mail to the Corporate Registry, along with a letter from the corporation's home jurisdiction authorizing the continuation in. For information on the content of the authorization letter, see the Corporate Online Help Centre at www.corporateonline.gov.bc.ca for "Continuation Application" and "Authorization for Continuation In."

A NAME OF COMPANY – *Choose **one** of the following:*

[X] The name Engine Media Holdings, Inc. is the name reserved for the foreign corporation to be continued in. The name reservation number is: NR2334584, *OR*

[ ] The foreign corporation is to be continued in with a name created by adding "B.C. Ltd." after the incorporation number of the company.

B FOREIGN CORPORATION'S CURRENT JURISDICTION

1. Corporate number assigned by the foreign corporation's jurisdiction 002281026
2. Corporation's name in the foreign corporation's jurisdiction Ontario
3. Foreign corporation's date of incorporation or the most recent date of amalgamation or continuation YYYY / MM / DD 2011/04/08
4. Foreign corporation's jurisdiction of incorporation, amalgamation or continuation
   Incorporation

C ALTERATION EFFECTIVE DATE – *Choose **one** of the following:*

[X] The alteration is to take effect at the time that this notice is filed with the registrar.

[ ] The alteration is to take effect at 12:01a.m. Pacific Time on YYYY / MM / DD ______ being a date that is not more than ten days after the date of the filing of this notice.

[ ] The alteration is to take effect at ______ [ ] a.m. or [ ] p.m. Pacific Time on YYYY / MM / DD ______ being a date and time that is not more than ten days after the date of the filing of this notice.

D AUTHORIZATION FOR CONTINUATION

Authorization for the continuation from the foreign corporation's jurisdiction is:

[ ] ATTACHED [X] ALREADY FILED

FORM 16 FOR (JAN 2020)

Page 1/2

D-1

BRITISH COLUMBIA | BC Registry Services

Foreign Corporation

CONTINUATION APPLICATION

BUSINESS CORPORATIONS ACT, section 302

Telephone: 1 877 526-1526
Email: bcregistries@gov.bc.ca
Mailing Address: PO Box 9431 Stn Prov Govt Victoria BC V8W 9V3
Courier Address: 200 – 940 Blanshard Street Victoria BC V8W 3E6

E REGISTRATION AS AN EXTRAPROVINCIAL COMPANY

Is the foreign corporation currently registered in BC as an extraprovincial company?

☐ YES ☒ NO

If YES, enter the BC registration number and name of the extraprovincial company below:

Extraprovincial Registration Number in BC ______________________________

Extraprovincial Company Name in BC ______________________________

(Including assumed name, if any, approved for use in BC) ______________________________

F CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE FOREIGN CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE FOREIGN CORPORATION	DATE SIGNED YYYY / MM / DD
	X	

FORM 16 FOR (JAN 2020)

Page 2/2

D-2

NOTICE OF ARTICLES

A NAME OF COMPANY

Set out the name of the company as set out in Item A of the Continuation Application.

B TRANSLATION OF COMPANY NAME

Set out every translation of the company name that the company intends to use outside of Canada.

C DIRECTOR NAME(S) AND ADDRESS(ES)

Set out the full name, delivery address and mailing address (if different) of every director of the company. The director may select to provide either (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days or (b) the delivery address and, if different, the mailing address of the individual's residence. The delivery address must not be a post office box. Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME	MIDDLE NAME		
Rogers	Tom			
DELIVERY ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
MAILING ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
LAST NAME	FIRST NAME	MIDDLE NAME		
Reyhani	Bryan			
DELIVERY ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
MAILING ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
LAST NAME	FIRST NAME	MIDDLE NAME		
Liabotis	Peter			
DELIVERY ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
MAILING ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
LAST NAME	FIRST NAME	MIDDLE NAME		
Zenz	Steven			
DELIVERY ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
MAILING ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

FORM 16 FOR (JAN 2020)

NOA Page 1

D-3

DIRECTOR NAME(S) AND ADDRESS(ES) CONTINUED

C DIRECTOR NAME(S) AND ADDRESS(ES)

Set out the full name, delivery address and mailing address (if different) of every director of the company. The director may select to provide either (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days or (b) the delivery address and, if different, the mailing address of the individual's residence. The delivery address must not be a post office box. Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME		MIDDLE NAME	
Ratner	Hank			
DELIVERY ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
MAILING ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
LAST NAME	FIRST NAME		MIDDLE NAME	
Schwartz	Louis			
DELIVERY ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
MAILING ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
LAST NAME	FIRST NAME		MIDDLE NAME	
Cox	Darren			
DELIVERY ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
MAILING ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
LAST NAME	FIRST NAME		MIDDLE NAME	
DELIVERY ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
MAILING ADDRESS		PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

FORM 16 FOR (JAN 2020) NOA Page 1

D-4

D REGISTERED OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY'S REGISTERED OFFICE	PROVINCE	POSTAL CODE
800 - 885 West Georgia Street, Vancouver	BC	V6C 3H1

MAILING ADDRESS OF THE COMPANY'S REGISTERED OFFICE	PROVINCE	POSTAL CODE
800 - 885 West Georgia Street, Vancouver	BC	V6C 3H1

E RECORDS OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY'S RECORDS OFFICE	PROVINCE	POSTAL CODE
800 - 885 West Georgia Street, Vancouver	BC	V6C 3H1

MAILING ADDRESS OF THE COMPANY'S RECORDS OFFICE	PROVINCE	POSTAL CODE
800 - 885 West Georgia Street, Vancouver	BC	V6C 3H1

F AUTHORIZED SHARE STRUCTURE

Identifying name of class or series of shares	Maximum number of shares of this class or series of shares that the company is authorized to issue, or indicate there is		Kind of shares of this class or series of shares.			Are there special rights or restrictions attached to the shares of this class or series of shares?	
	THERE IS NO MAXIMUM (☒)	MAXIMUM NUMBER OF SHARES AUTHORIZED	WITHOUT PAR VALUE (☒)	WITH A PAR VALUE OF ($)	Type of currency	YES	NO
Common	X		X				X
Preferred	X		X			X	

FORM 16 FOR (JAN 2020)

NOA Page 2

D-5

BRITISH COLUMBIA | BC Registry Services

BUSINESS NUMBER REQUEST

BUSINESS NUMBERS ACT, section 7

Telephone: 1 877 526-1526
www.bcreg.ca

Mailing Address: PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3

Courier Address: 200 – 940 Blanshard Street, Victoria BC V8W 3E6

INSTRUCTIONS:

Please type or print clearly in block letters.

The Province of British Columbia has entered into a partnership with the Canada Revenue Agency (CRA) to use the national Business Number (BN) as a convenient way for corporations to identify themselves when communicating with federal and provincial governments.

The Corporate Registry, under the authority of the *Business Number Act*, is therefore collecting the BN from both corporations applying for registration in British Columbia and corporations currently registered in British Columbia. This will allow corporations to use their BN as an identifier the next time they communicate with the Corporate Registry.

You will already have a BN if you have been incorporated federally or if you are incorporated in another Canadian jurisdiction.

You may have also received a BN from CRA if you:

- collect GST/HST;
- have employees;
- import or export goods to or from Canada;
- operate a taxi or limo service;
- are registered with WorkSafeBC, and/or;
- are registered to do business in another Canadian jurisdiction

Freedom of Information and Protection of Privacy Act (FOIPPA): Personal information provided on this form is collected, used and disclosed under the authority of the *FOIPPA* and the *Business Number Act* for the purposes of assessment. Questions regarding the collection, use and disclosure of personal information can be directed to the Manager of Registries Operations at 1 877 526-1526, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

COMPLETE ITEM A OR B

A BUSINESS NUMBER

Your **Business Number** (e.g., GST/HST account) would be displayed as a 15 character identifier, for example: **82123 5679 RT 0001**. The first nine numbers uniquely identify your business – it's those numbers we need.

Please enter the first 9 digits here:

[ ]

B DIRECTOR NAME

If you do not have a Business Number please enter the name of a director of your corporation (as per CRA requirements) so that we can request one for you. The director's name is confidential information and is collected under the authority of the *Business Number Act*.

LAST NAME | FIRST NAME

FORM 01 BNA (AUG 2017)

D-6

SCHEDULE “E”

DISSENT RIGHTS – SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

Rights of dissenting shareholders

185 (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

Note: On a day to be named by proclamation of the Lieutenant Governor, subsection 185 (1) of the Act is amended by striking out “or” at the end of clause (d) and by adding the following clauses: (See: 2017, c. 20, Sched. 6, s. 24)

(d.1) be continued under the Co-operative Corporations Act under section 181.1;

(d.2) be continued under the Not-for-Profit Corporations Act, 2010 under section 181.2; or

(e) sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent. R.S.O. 1990, c. B.16, s. 185 (1).

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170 (5) or (6). R.S.O. 1990, c. B.16, s. 185 (2).

One class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares. 2006, c. 34, Sched. B, s. 35.

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

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(b)  deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder’s right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (5).

Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent. R.S.O. 1990, c. B.16, s. 185 (6).

Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6). R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. R.S.O. 1990, c. B.16, s. 185 (8).

Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

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(c) a demand for payment of the fair value of such shares. R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates, if any, representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. R.S.O. 1990, c. B.16, s. 185 (11); 2011, c. 1, Sched. 2, s. 1 (9).

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section. R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10). R.S.O. 1990, c. B.16, s. 185 (14); 2011, c. 1, Sched. 2, s. 1 (10).

Same

(14.1) A dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),

(a) to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or

(b) if a resolution is passed by the directors under subsection 54 (2) with respect to that class and series of shares,

(i) to be issued the same number, class and series of uncertificated shares as represented by the certificate so surrendered, and

(ii) to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11).

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Same

(14.2) A dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection (10) is entitled,

(a) to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and

(b) to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11).

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (15).

 Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms. R.S.O. 1990, c. B.16, s. 185 (16).

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (18).

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow. R.S.O. 1990, c. B.16, s. 185 (19).

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19). R.S.O. 1990, c. B.16, s. 185 (20).

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Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders. R.S.O. 1990, c. B.16, s. 185 (21).

Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions. R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application. R.S.O. 1990, c. B.16, s. 185 (23).

Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (25).

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b). R.S.O. 1990, c. B.16, s. 185 (26).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. R.S.O. 1990, c. B.16, s. 185 (27).

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Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (28).

Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. R.S.O. 1990, c. B.16, s. 185 (29).

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. R.S.O. 1990, c. B.16, s. 185 (30).

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).

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